Exhibit 99.2

Exhibit 99.1 Emera NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR THURSDAY, MAY 26, 2022

About Emera

We’re a team of experts focused on safely delivering cleaner, affordable and reliable energy to our customers in Canada, the US and the Caribbean. Our Environmental, Social and Governance (“ESG”) commitments are core to our strategy, and we’re leading the way to a cleaner energy future with clear climate goals and a vision to achieve net-zero carbon emissions by 2050. We primarily invest in regulated electric and gas utilities, driving predictable returns and steady growth for our investors, enabling us to reinvest in our teams, our companies and our communities.

Table of Contents

Notice of the Annual Meeting	4

Management Information Circular	5

Business of the Meeting	9

Director Nominees	10

Skills and Experience	11

Statement of Corporate Governance Practices	28

A Letter from the Management Resources and Compensation Committee to Our Shareholders	55

Statement of Executive Compensation	58

Compensation Discussion and Analysis	65

Performance Graph	80

NEO Summary Compensation Table	82

Appendix “A” – Board of Directors Charter	95

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Fellow Shareholders,

Last year, our team continued to execute on Emera’s strategy of safely delivering cleaner, affordable and reliable energy to customers, and in doing so achieved strong financial results that support the continued delivery of long-term value to our shareholders. We look forward to discussing Emera’s performance at our Annual Meeting of Shareholders taking place on May 26, 2022.

In this Circular, you’ll find key information about our annual meeting, details about our 2022 Director nominees and an overview of our governance practices, including our approach to executive compensation and our commitment to strong corporate governance.

A STRONG, ESG-DRIVEN STRATEGY

For nearly two decades, Emera has been a leader in the clean energy transition in North America. This focus continues to drive our growth, while our strong social values and commitment to good governance shape our culture.

As the global demand for carbon reduction continues and policymakers target faster timelines, our strategy and proven track record of choosing and pacing investments in the most cost efficient manner ensure Emera is well positioned to continue to reduce emissions in a way that’s balanced with customer affordability and reliability.

We’ve been working to better articulate our strategy and ESG commitments while also developing a strong sustainability function at Emera that’s grounded in good governance, company-wide integration and strong data and disclosures.

To support this effort, we established a Sustainability Management Committee (SMC) that includes senior leaders from across the business and is chaired by our President and CEO. The SMC drives ESG performance, disclosures and risk mitigation within the business.

DELIVERING ON OUR CLIMATE COMMITMENT

To reinforce our focus on decarbonization and to provide important clarity on our path forward, last year we announced our Climate Commitment — a roadmap of clear carbon reduction goals between now and 2040, as well as our vision to achieve net-zero CO2 emissions by 2050.

While the ongoing COVID-19 pandemic presented challenges across the business, we successfully executed on our $2.4 billion capital plan for 2021, advancing major clean energy and reliability projects as we continue to make progress toward fulfilling our Climate Commitment.

In 2021, hydroelectricity began flowing through the Maritime Link to Nova Scotia, we advanced installation of another 600 MW of solar at Tampa Electric and we completed the first phase of the Big Bend modernization project to further reduce our use of coal at Tampa Electric.

We also continued to innovate and invest in new technologies. The team at Nova Scotia Power launched Nova Scotia’s first grid-connected community solar garden and continues to test the benefits of battery storage systems, electric vehicle smart chargers and bidirectional chargers. At New Mexico Gas, the team is testing hydrogen blending as a way to reduce methane emissions, and a full-scale pilot could begin later this year. Emera Technologies’ innovative BlockEnergy microgrid solution is now part of two residential pilot projects. In addition to providing customers with more renewable energy, BlockEnergy is also helping us explore how decentralization can provide the choice and control our customers want, while also enhancing grid resiliency, reliability and efficiency.

Our collective efforts in 2021 have resulted in Emera achieving a 40 per cent reduction in CO2 emissions compared to 2005 levels. With roughly $5.3 billion committed to additional cleaner energy and reliability projects across the business through 2024, we’re on track to achieve our climate goal of a 55 per cent reduction in CO2 emissions by 2025.

Throughout the year, the team across Emera also worked with stakeholders to achieve important regulatory outcomes that will enable us to continue to reduce CO2 emissions, enhance reliability and provide a better customer experience. We’ve reached rate settlements at all our US affiliates, including Tampa Electric’s uncontested and unanimously supported settlement that was approved by the Florida Public Service Commission. The regulator in Grand Bahama also issued its decision approving our GBPC rate application, and the regulator in Nova Scotia approved the final cost application for the Maritime Link.

For additional details on our key operational accomplishments over the year, see Emera’s 2021 Annual Report.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

DIVERSITY, EQUITY AND INCLUSION

Diversity, equity and inclusion (DEI) remains a significant focus across Emera. We continue to advance our multi-year DEI strategy, including developing and implementing Emera-wide programs to drive collective focus on common objectives.

In 2021, the Emera Board adopted a policy that ensures diversity characteristics are considered in the recruitment of new Directors and in succession planning. It also requires that the percentage of women on the Board is never less than 30 per cent. For Emera’s upcoming annual meeting of shareholders, 42 per cent of Director nominees are women, including our Chair.

Our Diversity Policy is also serving as a model for the Boards of Directors in our operating companies where we’re focused on driving additional diversity and gender balance as well.

Our commitment to DEI also extends to our communities. Last year, we established a $5 million DEI Fund as part of our broader community investment program to help foster more equitable and inclusive communities. In the Fund’s first year, we contributed over $1.9 million to support organizations that are working to advance DEI in the communities where we operate.

CORPORATE SAFETY PROGRAMS AND OVERSIGHT

Safety is our top priority across Emera. Despite improvement in key safety performance metrics over the last five years, two contractor fatalities in 2021 remind us that this work is never complete. Our teams continue to implement company-wide programs focused on the prevention of serious injuries and fatalities. We’re also focused on safety leadership training, safety management and improving hazard identification. The Emera team, supported by the Board of Directors and the Environment, Health and Safety Committee of the Board, are more resolved than ever to achieve an injury-free workplace that’s supported by a strong safety culture.

STRONG GOVERNANCE

Effective board oversight is the cornerstone of our commitment to the management of Emera’s risks and opportunities.

In 2021, the Board of Directors Charter was amended to better reflect our ESG values and the Board’s responsibility for ESG oversight. We also established and activated the Risk and Sustainability Committee (RSC) of the Board with a mandate to oversee Emera’s approach and performance on sustainability objectives.

Along with other key disclosure frameworks, we engaged and aligned early with the Task Force on Climate-related Financial Disclosures (TCFD). We continue to advance our climate disclosures, including more information on the progress we’re making on our Climate Commitment.

More information on these and other key ESG initiatives will be included in our full Sustainability Report to be released in June.

DRIVING LONG-TERM VALUE

Our team continues to deliver results.

In 2021, we delivered a five per cent increase in adjusted earnings per share (EPS) (1) compared to 2020. Our results were driven in large part by the continued strength of our regulated utilities, particularly our gas businesses, as well as an exceptional year for our natural gas marketing and trading side of the business.

Our strong financial performance in 2021 reflects our ongoing focus on delivering predictable earnings growth and growth in cash flow in order to maintain long-term shareholder value, including sustainable dividend growth. In 2021, we raised our dividend by four per cent — and we’re committed to delivering on our four to five per cent dividend growth target through 2024.

From a market perspective, Emera outperformed both the Canadian and US utilities indices in 2021, though the utility indices lagged the broader market. Over the past five years, our total shareholder return (TSR) has been in line with the S&P TSX Capped Utilities Index, while outperforming the S&P TSX Composite Index.

For additional information about Emera’s long-term shareholder returns, see A Letter from the Management Resources and Compensation Committee to Our Shareholders on page 55 of this Circular.

(1)

Adjusted EPS is a non-GAAP ratio which does not have a standardized meaning under US GAAP. For further information, refer to the “Non-GAAP Financial Measures” section of Emera’s 2021 Annual MD&A, which is incorporated herein by reference and can be found on SEDAR at www.sedar.com.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

DIRECTOR CHANGES

We would like to acknowledge John Ramil, who is retiring from our Board of Directors this year. As the former CEO of TECO Energy, John joined our Board when Emera acquired TECO in 2016. The utility expertise and community knowledge gained from his more than 40-year career with TECO has been invaluable to Emera. John, on behalf of the Board and management team, thank you for your contributions and support. We wish you all the best.

We also welcomed two new Directors to the Emera Board earlier this year. Paula Gold-Williams is the former President and CEO of CPS Energy, and Ian Robertson is a founder and former CEO of Algonquin Power & Utilities Corp. Paula’s deep operational and strong stakeholder management experience, along with Ian’s experience in driving corporate growth and developing renewable energy projects, will be of great benefit to Emera. On behalf of all of us, welcome Paula and Ian.

ANNUAL SHAREHOLDER MEETING

We value feedback from our shareholders and are committed to providing opportunities to engage.

Our Annual Meeting of Shareholders is a valuable opportunity to engage with shareholders, particularly on key issues such as our annual “Say on Pay” advisory vote on executive compensation. Our 2022 annual meeting will take place on May 26, at 2:00 p.m. (Atlantic time), at the Canadian Museum of Immigration at Pier 21, 1055 Marginal Road, Halifax, NS, as well as virtually. Protecting the health and safety of shareholders, our team and the community is our top priority. Emera will follow public health guidelines related to COVID-19 at the time of the meeting, which may include gathering limits, masking and social distancing requirements. Please monitor Emera’s website at

www.emera.com/investors for information and updates.

Details on how to participate in the meeting are described in this Circular and will be available prior to the meeting on our website at http://www.emera.com/investors. Shareholders will be able to participate in the meeting by webcast and will be able to exercise voting rights electronically during the meeting. You will be able to ask questions through the webcast site, or submit questions in advance to AGM@emera.com or in writing at the address provided below. We strongly encourage shareholders to take advantage of the option to vote in advance by proxy. If you have any questions regarding our Annual Meeting of Shareholders, please contact Emera’s Corporate Secretary, Stephen Aftanas:

Mail	P.O. Box 910, Halifax, Nova Scotia B3J 2W5

Phone	1-800-358-1995 from anywhere in North America or (902) 428-6060 within the Halifax-Dartmouth area

Email	AGM@emera.com

THANK YOU

We encourage you to review this information and exercise your right to vote at our Annual Meeting of Shareholders. It’s important to us that your views be expressed and that your shares be counted. We are proud of what the Emera team accomplished in 2021. On behalf of the Board and management team, thank you for your ongoing support and confidence in Emera.

Jackie Sheppard	Scott Balfour
Chair, Emera Inc. Board of Directors	President and Chief Executive Officer, Emera Inc.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Notice of the Annual Meeting

Annual Meeting

Thursday, May 26, 2022

2:00 p.m. Atlantic time

In-Person Participation

Canadian Museum of Immigration

at Pier 21, 1055 Marginal Road,

Halifax, Nova Scotia

Virtual Participation

https://web.lumiagm.com/424923112

Password: emera2022

(case sensitive)

Record Date

Close of business

March 28, 2022

1-800-358-1995 North America

(902) 428-6060 Halifax-Dartmouth

Items of Business
1. Electing Directors to serve until the next Annual Meeting of Shareholders
2. Appointing Auditors
3. Authorizing the Directors to establish the Auditors’ fee
4. Considering an advisory resolution on the Company’s approach to executive compensation
5. Transacting such other business as may properly come before the meeting
We invite you to attend Emera Incorporated’s 2022 Annual Meeting of Shareholders. As a shareholder, it is important that you vote, and there are several ways you can do that.

You may participate and vote by attending the meeting in person. As an alternative, Emera is pleased to provide registered shareholders and proxyholders with the ability to participate in the meeting by webcast and exercise voting rights electronically during the meeting. In this way, shareholders will have an equal opportunity to participate at the meeting regardless of their geographic location. To participate virtually in the meeting, visit https://web.lumiagm.com/424923112 and use password: emera2022 (case sensitive).

Please note, beneficial owners will only be able to vote virtually or ask questions through the live webcast if they are duly appointed and registered as proxyholders. Inside the Management Information Circular, you will find further details and instructions about virtual participation.

If shareholders do not plan to participate in the meeting in person or virtually, they may return their proxy or voting instruction form using the postage-paid, pre- addressed envelope provided. As an alternative, shareholders may choose to vote by telephone or via internet as provided for on the proxy or voting instruction form. Proxies must be received prior to 5:00 p.m. Atlantic time on Tuesday, May 24, 2022, or if the meeting is adjourned, or postponed, 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date.

Protecting the health and safety of shareholders, our team and the community is our top priority. Emera will follow directives under the Nova Scotia Health Protection Act and Emergency Management Act regarding the global COVID-19 pandemic in effect at the time of the meeting, if any, which may include limits on gathering and may impose masking and social distancing requirements. Please monitor Emera’s website at www.emera.com for information and updates in this regard.

Should you have questions or comments, please contact Emera Incorporated by writing to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5 or by calling 1-800-358-1995 from anywhere in North America or (902) 428-6060 within the Halifax-Dartmouth area.

Stephen D. Aftanas
Corporate Secretary

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Management Information Circular

Information as of March 16, 2022

(unless otherwise noted)

Meeting Materials and Notice and Access

Canadian securities rules (“Notice and Access”) permit Emera Incorporated (the “Company” or “Emera”) to provide you with electronic access to this Management Information Circular (the “Circular”) and the 2021 Annual Report (the “Meeting Materials”) for the Annual Meeting of common shareholders (“shareholders”) instead of sending you a paper copy. Emera is sending Meeting Materials to registered holders and beneficial owners using Notice and Access. This approach is environmentally friendly as it helps reduce paper use. The notice you received includes instructions on how to access and review an electronic copy of the Meeting Materials and how to request a paper copy. The notice also provides instructions on voting by proxy at the meeting. If you would like to receive a paper copy of the Meeting Materials, please follow the instructions in the notice.

For those shareholders who have previously provided instructions to receive paper copies of Meeting Materials, we sent you a paper copy in addition to the notice regarding their electronic availability.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the Board of Directors of Emera (the “Board of Directors” or “Emera’s Board” or the “Board”) and management of Emera for use at the Annual Meeting (“Meeting”) of Shareholders of the Company to be held on Thursday, May 26, 2022 at 2:00 p.m. (Atlantic time), as set forth in the Notice of Annual Meeting (the “Notice”).

You have received a proxy or voting instruction form. The solicitation of proxies will be primarily by mail although proxies may also be solicited by telephone, facsimile or email, in writing, or in person, by directors of the Company (“Directors”), Officers, or other employees or agents of the Company.

The Company wishes to have as many shareholders vote as possible and has retained TMX Investor Solutions Inc. as the proxy solicitation agent to assist with the solicitation of votes from shareholders. The proxy solicitation agent will monitor the number of shareholders voting and will contact shareholders in order to increase participation in voting. The cost of this solicitation will be borne by the Company and is not expected to exceed $50,000.

Record Date and Voting of Shares

The date for determining which shareholders are entitled to receive the Notice is Monday, March 28, 2022. This is called the “Record Date”. Only shareholders of record at the close of business on the Record Date will be entitled to vote. Each common share owned as of the Record Date entitles the holder to one vote.

To the knowledge of the Directors and Officers, as of the date of this Circular, no person owned or exercised control over more than 10 per cent of the outstanding common shares of the Company and the only outstanding voting shares were 262,634,252 common shares.

Beneficial (or Non-Registered) Owners

The voting process is different depending on whether you are a registered shareholder, Non-Objecting Beneficial Owner or Objecting Beneficial Owner.

If you have shares registered in your own name, then you are a registered shareholder. If your shares are listed in the name of a nominee, then you are a beneficial or non-registered shareholder. For example, if an account statement is provided to you by a broker, then it is likely that those shares will not be registered in your name and are likely registered under the broker’s name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc., the nominee for many Canadian brokerage firms, or its nominee.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

There are two kinds of beneficial owners: (i) Objecting Beneficial Owners – those who object to their name being made known to the issuers of shares that they own and (ii) Non-Objecting Beneficial Owners – those who do not object to their name being made known to the issuers of the shares that they own. Non-Objecting Beneficial Owners will receive a voting instruction form from Emera’s registrar and transfer agent, TSX Trust Company (“TSX Trust”). This is to be completed and returned to TSX Trust in the envelope provided. In addition, TSX Trust provides both telephone voting and internet voting as described on the voting instruction form.

Securities regulation requires brokers or agents to seek voting instructions from Objecting Beneficial Owners in advance of the Meeting. Objecting Beneficial Owners should be aware that brokers or agents can only vote shares if instructed to do so by the Objecting Beneficial Owner. Your broker or agent (or their agent, Broadridge) will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your shares are voted at the Meeting.

If you are an Objecting Beneficial Owner receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote in person at the Meeting. To vote your shares at the Meeting, the voting instruction form or proxy must be returned as instructed by the broker well in advance of the Meeting. If you wish to attend and vote your shares in person at the Meeting, follow the instructions for doing so provided by your broker or agent.

Virtual Participation

As a shareholder, it is important that you vote. To facilitate voting by shareholders who are not present in person, Emera is using virtual meeting technology that will allow participation in the meeting online or by phone. Participation in the meeting through the virtual meeting technology is enabled online at https://web.lumiagm.com/424923112, using password: emera2022 (case sensitive).

REGISTERED SHAREHOLDERS AND PROXYHOLDERS

Registered shareholders and duly appointed proxyholders may participate virtually in the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone. A registered shareholder or a proxyholder should simply log in to https://web.lumiagm.com/424923112 and enter their 13-digit Control Number as their username, using the password: emera2022 (case sensitive). If you are a registered shareholder and have appointed a proxyholder to act on your behalf at the Meeting, you must register your proxyholder. Once your proxyholder has been registered, they will receive a Control Number from TSX Trust to access the virtual meeting. If you do not register your proxyholder, your proxyholder will not receive a Control Number to log in to the Meeting.

Please allow ample time before the start of the Meeting to complete the log-in process. Emera recommends logging in at least 15 minutes prior to the start of the Meeting. To be able to vote, please ensure that you are connected to the internet at all times. If you are not connected, your vote may not be recorded. To ensure the optimum experience, virtual participants will need the latest versions of Chrome, Safari, Edge or Firefox (please do not use Internet Explorer). Participants should ensure their browser is compatible by logging in early. Please note that internal network security protocols including firewalls and VPN connections may block access to the virtual meeting technology. If during the meeting, participants experience any difficulty connecting or watching the meeting, they should ensure their VPN setting is disabled or use their computer on a network that is not restricted to security settings of a participant’s organization.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

BENEFICIAL (OR NON-REGISTERED) OWNERS

In order to participate online or vote at the meeting, a beneficial or non-registered owner must:

1.	appoint themselves as proxyholder;

2.	register their proxyholder; and

3.	access the meeting as a proxyholder using the Control Number received after registering as a proxyholder.

If you do not register your proxyholder, your proxyholder will not receive a Control Number in order to log in to the meeting. The Control Number included in any voting instruction form sent to you will not enable you to log in to the Meeting. A new Control Number will be needed to log in, and one will be issued to you upon registering yourself as a proxyholder.

In order to appoint yourself as a proxyholder, follow the instructions in the form of proxy or voting instruction form sent to you by your intermediary. In most cases, you can simply insert your own name in the form of proxy or voting instruction form, sign it and return it in the envelope provided or you can make the appointment online. Do not complete the voting instructions, as you will be voting at the virtual meeting. However, many Objecting Beneficial Owners located in the United States instead will need to (i) send a request to their intermediary or its agent to send them a legal proxy appointing them as proxyholder and (ii) promptly following receipt of the legal proxy, submit the legal proxy to TSX Trust, 1 Toronto Street, Suite 1200, Toronto, ON M5C 2V6 prior to 5:00 p.m. Atlantic time on Tuesday, May 24, 2022.

Once a beneficial or non-registered owner has been appointed a proxyholder and has registered as proxyholder, they will receive a Control Number from TSX Trust to access the virtual meeting. The beneficial owner should follow the instructions under “Registered Shareholders and Proxyholders” above to log in to the virtual Meeting as a proxyholder.

Registering Your Proxyholder

If you are a registered shareholder and wish to appoint a proxyholder to participate virtually in the Meeting or if you are a beneficial or non-registered owner and have appointed yourself as proxyholder, you must contact TSX Trust, Emera’s registrar and transfer agent, before 5:00 p.m. (Atlantic time) on Tuesday, May 24, 2022 to obtain a new Control Number to use to access the virtual meeting by:

(i)	calling:

1-866-751-6315 (within North America); or

1 (212) 235-5754 (outside of North America); or

(ii)

going to TSX Trust’s website at https://www.tsxtrust.com/control-number-request to request the Control Number by completing an electronic form. This form once completed and submitted online will generate a message to TSX Trust to send the Control Number to the designated proxyholder.

Shareholder Proxy Materials

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. Emera has arranged for its registrar and transfer agent, TSX Trust, to send materials directly to Non-Objecting Beneficial Owners. Emera will bear the cost of delivering shareholder proxy materials to registered shareholders, Non-Objecting Beneficial Owners and Objecting Beneficial Owners.

By choosing to send these materials to you directly, Emera (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you as a Non-Objecting Beneficial Owner, and (ii) executing your proper voting instructions. Please return voting instructions as specified in the voting instruction form or form of proxy.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Appointment and Revocation of Proxies

The persons named in the enclosed proxy are Jackie Sheppard, Chair of the Board, Scott Balfour, President and Chief Executive Officer, and Stephen Aftanas, Corporate Secretary of the Company.

For a vote by proxy or voting instruction form to be counted, it must be received prior to 5:00 p.m. (Atlantic time) on Tuesday, May 24, 2022, or if the meeting is adjourned or postponed, by 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date. The Company reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject a late proxy. For Canadian residents, a postage-paid, pre-addressed envelope is provided for this purpose.

You may vote by proxy or voting instruction form via mail, the internet or telephone. If you are a registered shareholder or a Non-Objecting Beneficial Owner, you may attend the Meeting in person (subject to any applicable Health Authority restrictions) and submit your completed proxy or vote by ballot.

Completion of a proxy gives discretionary authority to the proxyholder to vote as he, she or they see fit in respect of amendments to matters identified in the Notice, and other matters that may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment or other matter that comes before the Meeting is, or is not, routine and whether or not the amendment or other matter that comes before the Meeting is contested. Management of the Company is not aware of any amendments or other matters to be presented for action at the Meeting.

If you appoint Ms. Sheppard, Mr. Balfour or Mr. Aftanas as your proxyholder, they will vote, or withhold from voting, in accordance with your directions. If you do not specify how you want your shares voted, they will vote “For” the:

•	election of each of the Directors named in this Circular;

•	appointment of Ernst & Young LLP as Auditors;

•	authorization of the Directors to establish the Auditors’ fee; and

•	advisory resolution on the Company’s approach to executive compensation.

They will vote in accordance with their best judgment if any other matters are properly brought before the Meeting.

You may appoint any other person (who need not be a shareholder) to represent you at the Meeting by inserting that person’s name in the space provided on the proxy or voting instruction form. That person is your proxyholder and must participate and vote at the Meeting for your vote to count.

You may revoke your proxy by providing new voting instructions in a new proxy or voting instruction form with a later date, or at a later time if you are voting on the internet or by telephone. Any new voting instructions, however, will only take effect if received prior to 5:00 p.m. (Atlantic time) on Tuesday, May 24, 2022, or if the meeting is adjourned or postponed, 5:00 p.m. (Atlantic time) two business days prior to the reconvened meeting date. You may also revoke your proxy without providing new voting instructions by giving written notification addressed to Mr. Stephen Aftanas, Corporate Secretary, P.O. Box 910, Halifax, Nova Scotia B3J 2W5, no later than the last business day preceding the day of the Meeting or preceding the day of any postponement or adjournment thereof or with the Chair of the Meeting on the day of the Meeting or the day of any postponement or adjournment thereof or in any other manner permitted by law. Registered shareholders and Non-Objecting Beneficial Owners may attend the Meeting and vote their shares in person (subject to any applicable Health Authority restrictions) and, if they do so, any voting instructions previously given by such persons for such shares will be revoked.

Restriction on Share Ownership and Voting

Under Nova Scotia legislation, no Emera shareholder may own or control, directly or indirectly, more than 15 per cent of the outstanding voting shares. This restriction may be enforced by limiting non-complying shareholders’ voting rights (including by disqualifying or deeming votes to have not been cast by such non-complying shareholders), dividend rights and transfer rights. Shareholders may be required, at any time, to furnish a statutory declaration to verify the number of shares held to ensure compliance with this restriction.

If you have any questions about the share ownership and voting restriction, please contact the Corporate Secretary using the contact information contained in the Notice.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Business of the Meeting

1.

Election of the Board of Directors: The 12 nominees proposed for election as Directors at the 2022 Meeting are identified under Director Nominees in this Circular. For more information about the process for nominating Directors, see Nomination of Directors and Director Recruitment Process in the Statement of Corporate Governance Practices.

All nominees are currently Directors of the Company. Each nominee has indicated his or her willingness to serve as a Director. Each Director elected at the Meeting will hold office until the next Annual Meeting of Shareholders.

Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote proxies received “For” the 12 nominees unless instructed otherwise by shareholders in their proxy.

2.

Appointment of Auditors: Emera’s Audit Committee evaluates and recommends to the Board of Directors the external Auditors to be nominated for issuing the Auditors’ reports and performing other audit or review services. Once appointed, the Auditors report directly to the Audit Committee, which oversees its work for the Company. The Audit Committee is responsible for reviewing the experience and qualifications of the Auditors, their performance, their effectiveness and the quality of their service.

Ernst & Young LLP have been Auditors of the Company since its inception in 1998. Ernst & Young have been the Auditors of the Company’s subsidiary, TECO Energy, Inc., since the first quarter of 2018. They were Auditors of the Company’s subsidiary, Nova Scotia Power Inc. (“NSPI”), from 1991 to 2003 and from 2012 to the present.

The lead audit partner and other audit partners with Ernst & Young LLP working on the Company’s audit rotate at least every five years as required under prescribed independence rules. Also, every five years, the Audit Committee performs a comprehensive review of the performance of the Auditors over multiple years to provide further insight on the firm, its independence and its application of professional standards. The last comprehensive review occurred in 2017, when the Company initiated a rigorous request for proposals process to provide external audit services to Emera and its subsidiaries. This process was overseen by the Audit Committee, which selected Ernst & Young LLP as the Company Auditors. A further comprehensive review of Ernst & Young LLP will be performed in 2022.

The Audit Committee has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit, and recommends the reappointment of Ernst & Young LLP as Auditors.

Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote proxies received “For” the reappointment of Ernst & Young LLP as Auditors of the Company, to hold office until the close of the next Annual Meeting of Shareholders, unless a shareholder specifies their shares be withheld from voting.

3.

Auditors’ Fee: The Company is incorporated under the Nova Scotia Companies Act. Shareholder approval of the authorization of Directors to establish the Auditors’ fee is required pursuant to the Companies Act. The aggregate fees billed by Ernst & Young LLP, during the last two fiscal years ended December 31, 2020 and December 31, 2021, were as follows:

Service fee	2021 ($)	2020 ($)

Audit fees	2,078,760	1,867,620
Audit-related fees (1)	19,600	19,600
Tax fees (2)	372,618	194,774
Total	2,470,978	2,081,994

(1)	Audit-Related Fees for Emera relate to fees associated with the audit of pension plans.
(2)	Tax Fees for Emera relate to the structuring of cross-border financing of Emera’s subsidiaries and affiliates as well as tax compliance services and general tax consulting advice on various matters.

Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote proxies received “For” the authorization of Directors to establish the Auditors’ fee, unless a shareholder instructs otherwise in their proxy.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

4.	Advisory Vote on Executive Compensation: You will be asked to consider and approve, on an advisory basis, a resolution on Emera’s approach to executive compensation as disclosed in this Circular.

Our executive compensation programs are designed to attract, retain, motivate and reward high-calibre leaders to deliver strong performance in alignment with Emera’s corporate strategy and to create and sustain shareholder value. Programs are designed to reflect a blend of short- and long-term incentive plans to reflect our pay-for-performance philosophy and to provide for a significant portion of an executive’s compensation to be at risk, while aligning the structure of programs and payouts with sound risk management and good governance principles.

The Board, through the Management Resources and Compensation Committee (“MRCC”), has directed and reviewed the contents of the Statement of Executive Compensation in this Circular and has unanimously approved it as part of the Committee’s report to you.

As our shareholder, on an advisory basis, you have the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in advance of the 2022 Annual Meeting of Shareholders of Emera Incorporated.”

Since your vote is advisory, it will not be binding on the Board; however, the Board, and in particular the MRCC, will seriously consider the outcome of the vote as part of its ongoing review of executive compensation.

Unless otherwise instructed, Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote proxies received “For” the advisory resolution on executive compensation.

Director Nominees

The following pages set out the names of the nominees proposed for election as Directors of Emera. Biographical information about the Director nominees is also provided, including age, municipality and country of residence, year first elected or appointed as a Director, principal occupation, education, skills and experience. The information about each Director nominee includes Committee memberships and meeting attendance. Their membership on other public company boards in the last five years is also described.

There is information about the common shares and deferred share units (“DSUs”) of Emera held by each Director nominee for the past three years. The estimated value of each Director nominee’s common shares and DSU holdings is based on the following:

Year-end	Closing price of Emera common shares ($)

December 31, 2019	55.79
December 31, 2020	54.10
December 31, 2021	63.22

All Director nominees are required to meet a share ownership guideline. The information below details their status under the guideline. For further information on the share ownership guideline for Directors, see Director Share Ownership Guideline in the Statement of Corporate Governance Practices later in this Circular. For further information on the share ownership guidelines for the Company’s executive officers, including Mr. Balfour, see Executive Share Ownership Requirements and Anti-Hedging Policy in the Statement of Executive Compensation.

All Director nominees, except Mr. Balfour, are considered by the Board to be independent. For more information about the Company’s definition of independence, see Director Independence in the Statement of Corporate Governance Practices later in the Circular.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

SKILLS AND EXPERIENCE

Name of Director Nominees	CEO/ Senior Executive	Sustainability/ ESG	Governance	Risk Management	Customer/ Stakeholder	Energy Sector or Utility Sector	Strategic Planning, M&A or Growth Strategy	Talent Management and Executive Compensation	Financial Literacy and Accounting	Government Relations, Public Policy and Regulatory
Scott Balfour	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
James Bertram	✓	✓	✓		✓	✓	✓	✓
Henry Demone	✓	✓	✓		✓		✓	✓
Paula Gold-Williams	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Kent Harvey	✓	✓	✓	✓	✓	✓	✓		✓	✓
Lynn Loewen	✓	✓	✓	✓	✓		✓	✓	✓	✓
Ian Robertson	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Andrea Rosen	✓	✓	✓	✓	✓		✓		✓	✓
Richard Sergel	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Jackie Sheppard	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Karen Sheriff	✓	✓	✓	✓	✓	✓	✓	✓
Jochen Tilk	✓	✓	✓	✓			✓	✓

Total Number of Directors with Skills	12	12	12	10	9	8	12	10	9	8

The table above shows the skills and experience of each Director nominee in areas identified as necessary for effective oversight of Emera given its current operations and strategy. These qualifications are considered in reviewing Board succession and recruiting new Board members.

DESCRIPTION OF SKILLS AND EXPERIENCE

CEO/Senior Executive – CEO or senior executive experience with a large organization.

Sustainability – Experience as a senior executive leading, or as a director with oversight responsibilities for, a significant number of Environmental, Social and Governance programs, sustainable practices and policies, corporate social responsibility programs and/or diversity, equity and inclusion initiatives.

Governance – Experience with corporate governance practices and principles at a major organization.

Risk Management – Experience overseeing the various risks facing an organization, with oversight of appropriate policies and procedures to effectively manage risk.

Customer/Stakeholder – Experience as a senior executive in a customer-centric product or service company.

Energy or Utility Sector – Has been a senior executive of a public utility or energy company.

Strategic Planning, M&A or Growth Strategy – Experience defining and driving strategic direction and growth, including leading complex M&A transactions, or leading the growth or transformation of a company.

Talent Management and Executive Compensation – Experience in oversight of compensation programs for executive level employees and incentive-based compensation programs. Experience with talent recruitment and management, workplace culture, diversity and inclusion, succession planning, leadership development, executive recruitment, management of organized labor in a large operating company.

Financial Literacy and Accounting – Experience in corporate finance, overseeing complex financial transactions; experience in financial accounting and reporting, auditing, and internal controls.

Government Relations, Public Policy and Regulatory – Experience in the workings of government and public policy in Canada or the United States, and/or experience within a public or major private corporation with complex legal and regulatory regimes in Canada or the United States.

EMERA INCORPORATED	11

Notice of Annual Meeting of Common Shareholders and Management Information Circular

SCOTT BALFOUR

Director Since: 2018	Chief Executive Officer of Emera
Not Independent

  Halifax, Nova Scotia

  Canada

  Age: 57

  Skills and Experience

•  CEO/Senior Executive

•  Sustainability/ESG

•  Governance

•  Risk Management

•  Customer/Stakeholder

•  Energy Sector or Utility Sector

•  Strategic Planning, M&A or Growth Strategy

•  Talent Management and Executive Compensation

•  Financial Literacy and Accounting

•  Government Relations, Public Policy and Regulatory

2021 Annual Meeting Votes for: 99.81%

Other Public Company Boards (last five years)

•  Martinrea International Inc. (June 2013 to June 2020)

Mr. Balfour was appointed a Director and President and Chief Executive Officer of Emera in 2018.

Mr. Balfour has held executive positions since joining Emera in April 2012, including Chief Operating Officer and Chief Financial Officer. Before joining Emera, he served 17 years in a variety of roles, including President and Chief Financial Officer at Aecon Group Inc., a Canadian publicly traded construction and infrastructure development company.

Mr. Balfour is a Director of many Emera subsidiaries, including being Chair of Tampa Electric Company and Nova Scotia Power Inc. He also serves as Director of the Business Council of Canada. He is a former Director of Martinrea International Inc. and past-Chair of the Ontario Energy Association.

Mr. Balfour received his Master of Business Administration from Richard Ivey School of Business, University of Western Ontario. He earned a Bachelor of Business Administration (Honours) from Wilfrid Laurier University.

Mr. Balfour’s strong financial, operations and public company executive experience provide the foundation for his contribution to the Board and his leadership of Emera. His knowledge of capital markets and his experience in growing a business through the development and execution of strategy as well as through mergers and acquisitions, and then leading teams and structuring systems to manage that growth, are tremendous assets for the Company.

	Board and Committee membership		Attendance	Total
	• Board (1)		5 of 5	100%

	DSUs awarded and held
	2021 share-based awards ($)	Total 2021 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
	17,705	804,065		6,693,101

	Emera Securities held
		2019	2020	2021
	Common shares	53,004	55,388	63,242
	DSUs	73,901	88,165	105,870
	Value of shares and DSUs ($)	7,080,031	7,766,217	10,691,261
	Status under share ownership guideline	As Chief Executive Officer of Emera, Mr. Balfour is subject to Executive Share Ownership Requirements. This requires that he own shares and/or DSUs valued at five times his salary. He exceeds this requirement.
	(1) Mr. Balfour attended all committee meetings in 2021 in his capacity as President and Chief Executive Officer.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

JAMES BERTRAM
Director Since: 2018	Independent Director

  Calgary, Alberta

  Canada

  Age: 66

  Skills and Experience

•  CEO/Senior Executive

•  Sustainability/ESG

•  Governance

•  Customer/Stakeholder

•  Energy Sector or Utility Sector

•  Strategic Planning, M&A or Growth Strategy

•  Talent Management and Executive Compensation

2021 Annual Meeting Votes for: 99.46%

Other Public Company Boards

(last five years)

•  Keyera Corp. (2003 to present)

•  Methanex Corporation (October 2018 to present)

Mr. Bertram has been a Director since July 2018. He became a member of the Management Resources and Compensation Committee in November 2018. He was appointed Chair of the Health, Safety and Environment Committee in May 2019.

Mr. Bertram is Chair of the Board of Keyera Corp., one of Canada’s leading publicly traded midstream oil and gas operators. He was Chief Executive Officer of Keyera from its inception in 1998 until 2015, when he became Executive Chair. He retired as an officer of Keyera in 2016. He was previously Vice President, Marketing for the worldwide operations of Gulf Canada.

Mr. Bertram is a Director of Methanex Corporation, the world’s largest producer and supplier of methanol to major international markets.

Mr. Bertram received his Bachelor of Commerce from the University of Calgary.

With his experience growing a business and completing major acquisitions, while enabling consistent delivery of value to customers and shareholders, Mr. Bertram makes an important contribution to the Emera Board of Directors.

Board and Committee membership		Attendance	Total
• Board		5 of 5	100%
• Management Resources and Compensation Committee		3 of 3	100%
• Health, Safety and Environment Committee (Chair)		4 of 4	100%

Total compensation
Fees earned in 2021 ($)	All other compensation ($)	Total ($)
283,555	Nil		283,555

DSUs awarded and held
2021 share-based awards ($)	Total 2021 increase in value of all DSUs held ($)		Market value of total DSU holdings ($)
283,555	116,727		$1,183,668

Emera Securities held

	2019	2020	2021

Common shares	Nil	Nil	6,470

DSUs	7,738	12,799	18,723

Value of shares and DSUs ($)	431,717	692,426	1,592,701

Status under share ownership guideline	Mr. Bertram has met the requirement under the share ownership guideline.

EMERA INCORPORATED	13

Notice of Annual Meeting of Common Shareholders and Management Information Circular

HENRY DEMONE

Director Since: 2014	Independent Director

Lunenburg, Nova Scotia
Canada
Age: 67

Skills and Experience
• CEO/Senior Executive
• Sustainability/ESG
• Governance
• Customer/Stakeholder
• Strategic Planning, M&A or Growth Strategy
• Talent Management and Executive Compensation

2021 Annual Meeting Votes for: 99.48%

Other Public Company Boards
(last five years)
• Saputo Inc. (2012 to present)
• High Liner Foods Inc. (1989 to 2019)

Mr. Demone joined the Emera Board of Directors in September 2014 and became a member of the Management Resources and Compensation Committee at that time. He became Chair of the Committee in May 2021. He was appointed to the Nominating and Corporate Governance Committee in May 2017.

He is the former Chairman of High Liner Foods of Lunenburg, Nova Scotia, the leading North American processor and marketer of value-added frozen seafood. He was President of High Liner Foods from 1989 until he became President and Chief Executive Officer from 1992 until May 2015. He was reappointed Chief Executive Officer of High Liner Foods on an interim basis from August 2017 until April 2018.

Mr. Demone is a corporate director, and currently sits on the Board of Saputo Inc., a Montreal-based Canadian dairy company that produces, markets and distributes a wide array of dairy products. He is past-Chair of the Fisheries Council of Canada and The Groundfish Forum, a global trade association representing industry leaders. He has served on the Boards of Dover Industries Ltd. and Maritime Tel & Tel (Aliant). Mr. Demone was also the first non-US citizen to be named Chair of the National Fisheries Institute, a US national trade association.

Mr. Demone received his Bachelor of Science in Mathematics with honours from Acadia University.

In both public and private entities, Mr. Demone has extensive experience in strategic planning, global markets, and mergers and acquisitions. As a long-time business leader in Atlantic Canada, Mr. Demone’s robust business relationships and his solid reputation make him a valuable member of Emera’s Board of Directors.

Board and Committee membership	Attendance	Total
• Board	5 of 5	100%
• Nominating and Corporate Governance Committee	6 of 6	100%
• Management Resources and Compensation Committee (Chair)	4 of 4	100%

Total compensation

Fees earned in 2021 ($)	All other compensation ($)	Total ($)
283,451	Nil	283,451

DSUs awarded and held

2021 share-based	Total 2021 increase in value	Market value of total
awards ($)	of all DSUs held ($)	DSU holdings ($)
160,000	268,028	2,134,497

Emera Securities held

	2019	2020	2021

Common shares	10,477	9,062	9,062

DSUs	25,617	29,389	33,763

Value of shares and DSUs ($)	2,013,684	2,080,199	2,707,397

Status under share ownership guideline	Mr. Demone has met the requirement under the share ownership guideline.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

PAULA GOLD-WILLIAMS

Director Since: 2022	Independent Director

  San Antonio, Texas

  United States

  Age: 59

  Skills and Experience

•  CEO/Senior Executive

•  Sustainability/ESG

•  Governance

•  Risk Management

•  Customer/Stakeholder

•  Energy Sector or Utility Sector

•  Strategic Planning, M&A or Growth Strategy

•  Talent Management and Executive Compensation

•  Financial Literacy and Accounting

•  Government Relations, Public Policy and Regulatory

2021 Annual Meeting Votes for: N/A

Other Public Company Boards (last five years)

None

Ms. Gold-Williams joined the Emera Board in February 2022.

She is the former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Ms. Gold-Williams served in positions of increasing responsibility at CPS Energy before becoming CEO in 2015. She held multiple other positions during her 17-year career at CPS Energy, including Group EVP – Financial & Administrative Services, CFO and Treasurer.

Ms. Gold-Williams serves as the Chair of the Keystone Policy Center, and she has been a member of both the Policy Center and its Energy Board since 2016. She is a board member and Treasurer of EPIcenter, an innovation think tank; incubator and accelerator; and strategic advisory organization. She serves as an Energy Pillar Co-Chair of Dentons’ Global Smart Cities & Communities Initiatives and Think Tank. She is an Advisory Board Member of iEmpower, an all-inclusive organization that optimizes the concept of community to engage and inspire women. She also serves on the US Secretary of Energy’s Advisory Board (SEAB).

Previously, Ms. Gold-Williams held other board positions including First Vice Chair of the Electric Power Resource Institute (EPRI); a member and designated Chair Pro Tem of the Federal Reserve Bank of Dallas’ San Antonio Branch; and a past-Chair of the San Antonio Chamber of Commerce.

Ms. Gold-Williams has an Associate Degree in Fine Arts from San Antonio College. She has a BBA in accounting from St. Mary’s University. She earned a Finance and Accounting MBA from Regis University in Denver, Colorado. She is a Certified Public Accountant and a Chartered Global Management Accountant.

As the former President and CEO of CPS Energy, the largest municipally owned electric and natural gas utility in the United States, with a diverse mix of nuclear, coal, gas, wind, and solar generation, and battery storage, Ms. Gold-Williams’ skill and experience creating business strategies focused on consistently prioritizing customers, community and employees will be tremendously important to Emera.

Board and Committee membership		Attendance	Total
• Board (1)		N/A	N/A

Total compensation
Fees earned in 2021 ($)	All other compensation ($)	Total ($)
Nil	Nil	Nil

DSUs awarded and held
2021 share-based awards ($)	Total 2021 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
Nil	Nil	Nil

Emera Securities held
2021

Common shares			Nil

DSUs			Nil

Value of shares and DSUs ($)			Nil

Status under share ownership guideline	Ms. Gold-Williams joined the Board in February 2022. She has until February 2025 to meet the share ownership guideline.

(1) Ms. Gold-Williams was appointed a Director in February 2022.

EMERA INCORPORATED	15

Notice of Annual Meeting of Common Shareholders and Management Information Circular

KENT HARVEY

Director Since: 2017	Independent Director

New York, New York

United States

Age: 64

Skills and Experience

•  CEO/Senior Executive

•  Sustainability/ESG

•  Governance

•  Risk Management

•  Energy Sector or Utility Sector

•  Strategic Planning, M&A or Growth Strategy

•  Financial Literacy and Accounting

•  Government Relations, Public Policy and Regulatory

2021 Annual Meeting Votes for: 96.22%

Other Public Company Boards

(last five years)

None

Mr. Harvey joined the Emera Board of Directors in November 2017 and was appointed to the Audit Committee at that time. He became Chair of the Audit Committee in June 2020. He has been a member of the Health, Safety and Environment Committee since May 2019.

Mr. Harvey is former Chief Financial Officer for PG&E Corporation, which is headquartered in San Francisco. PG&E Corporation is the parent company of Pacific Gas and Electric Company, one of the largest combined natural gas and electric energy companies in the United States. After 33 years in progressively senior roles, he retired from PG&E Corporation in 2016.

Born in Montreal, Mr. Harvey is a naturalized US citizen. He holds a bachelor’s degree in Economics and a master’s degree in Engineering – Economic Systems, both from Stanford University. He works as a crisis services volunteer at the Trevor Project, which focuses on suicide prevention among LGBTQ youth.

Mr. Harvey is an energy industry leader and strategic thinker with strong US experience and financial depth, which are great assets to the Emera Board.

Board and Committee membership	Attend ance	Total
• Board	5 of 5	100%
• Audit Committee (Chair)	5 of 5	100%
• Health, Safety and Environment Committee	4 of 4	100%

Total compensation
Fees earned in 2021 ($)	All other compensation ($)	Total ($)
326,665	Nil	326,665

DSUs awarded and held
2021 share-based awards ($)	Total 2021 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
326,665	82,673	987,749

Emera Securities held

	2019	2020	2021

Common shares	Nil	Nil	Nil

DSUs	6,183	9,065	15,624

Value of shares and DSUs ($)	344,968	490,417	987,749

Status under share ownership guideline	Mr. Harvey has met the requirement under the share ownership guideline.

16	EMERA INCORPORATED

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LYNN LOEWEN, FCPA, FCA

Director Since: 2013	Independent Director

Westmount, Quebec

Canada

Age: 61

Skills and Experience

•  CEO/Senior Executive

•  Sustainability/ESG

•  Governance

•  Risk Management

•  Customer/Stakeholder

•  Strategic Planning, M&A or Growth Strategy

•  Talent Management and Executive Compensation

•  Financial Literacy and Accounting

2021 Annual Meeting Votes for: 99.76%

Other Public Company Boards (last five years)

None

Ms. Loewen has been a Director of the Company since February 2013. She has been a member of the Audit Committee since May 2013 and the Health, Safety and Environment Committee since May 2017. In September 2021, she became a member of the Risk and Sustainability Committee.

Ms. Loewen is the former President of Minogue Medical Inc., a healthcare organization specializing in the delivery of innovative medical technologies, supplies and equipment to hospitals and medical clinics. She was President of Expertech Network Installation Inc. from 2008 to 2011. She held key positions with Bell Canada Enterprises, as Vice President of Finance Operations from 2005 to 2008, and as Vice President of Financial Controls from 2003 to 2005. Prior to that, she was Vice President of Corporate Services and Chief Financial Officer of Air Canada Jazz, where she held positions of increasing responsibility since 1988.

Ms. Loewen is a Director of Xplornet Communications Inc., a Canadian broadband service provider. She was a member of the Public Sector Pension Investment Board from 2001 to 2007, where she served on the Audit Committee from 2003 to 2007 and as Audit Committee Chair from 2006 to 2007. She was Chair of the Governance Committee from 2003 to 2006.

Ms. Loewen holds a Bachelor of Commerce from Mount Allison University and obtained her Chartered Accountant designation in 1986. She served on the Mount Allison University Board of Regents from 1998 to 2008 and as Chair from 2007 to 2008. In January 2018, she was appointed Chancellor of the University. She also served as a member of the Advisory Board of the Ron Joyce Centre for Business Studies from 2009 to 2011.

Ms. Loewen’s financial expertise and business acumen gained as a senior executive in the telecom and airline sectors are valuable assets for Emera’s Board.

Board and Committee membership	Attendance	Total

• Board	5 of 5	100%

• Audit Committee	5 of 5	100%

• Health, Safety and Environment Committee	4 of 4	100%

• Risk and Sustainability Committee	1 of 1	100%

Total compensation
Fees earned in 2021 ($)	All other compensation ($)	Total ($)

279,159	Nil	279,159

DSUs awarded and held

2021 share-based awards ($)	Total 2021 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
279,159	363,724	2,970,202

Emera Securities held

	2019	2020	2021
Common shares	4,193	4,384	4,490
DSUs	33,722	39,882	46,982
Value of shares and DSUs ($)	2,155,266	2,394,791	3,254,060
Status under share ownership guideline	Ms. Loewen has met the requirement under the share ownership guideline.

EMERA INCORPORATED	17

Notice of Annual Meeting of Common Shareholders and Management Information Circular

IAN ROBERTSON

Director Since: 2022	Independent Director

Oakville, Ontario

Canada

Age: 62

Skills and Experience

•  CEO/Senior Executive

•  Sustainability/ESG

•  Governance

•  Risk Management

•  Customer/Stakeholder

•  Energy Sector or Utility Sector

•  Strategic Planning, M&A or Growth Strategy

•  Talent Management and Executive Compensation

•  Financial Literacy and Accounting

•  Government Relations, Public Policy and Regulatory

2021 Annual Meeting Votes for: N/A

Other Public Company Boards (last five years)

•  Algonquin Power & Utilities Corp. (2009 to 2020)

Mr. Robertson joined the Emera Board in February 2022.

He is CEO of the Northern Genesis group of special purpose acquisition companies focused on identifying and acquiring energy transition businesses which demonstrate strong sustainability and Environmental, Social and Governance (ESG) alignment. He is the former CEO of Algonquin Power & Utilities Corp. (Algonquin Power), a publicly traded, diversified international generation, transmission, and distribution utility. He is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 that was a predecessor organization to Algonquin Power. Mr. Robertson has over 30 years of experience in the development of electric power generating projects and the operation of diversified regulated utilities.

Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through hisw Bachelor of Applied Science degree awarded by the University of Waterloo. He earned a Master of Business Administration degree from York University’s Schulich School of Business. He holds a Chartered Financial Analyst designation, as well as a global professional Master of Laws degree from the University of Toronto. He received a Chartered Director designation from the Directors College of McMaster University. Since 2013, Mr. Robertson has served on the board of directors of the American Gas Association.

As the CEO behind the extraordinary growth of Algonquin Power, his entrepreneurial approach to building a leading North American regulated utility business, focused on renewable energy, will be a distinct asset to the Emera Board.

Board and Committee membership	Attendance	Total
• Board (1)	N/A	N/A

Total compensation
Fees earned in 2021 ($)	All other compensation ($)	Total ($)

Nil	Nil	Nil

DSUs awarded and held

2021 share-based awards ($)	Total 2021 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)

Nil	Nil	Nil

Emera Securities held

2021

Common shares	7,950

DSUs	Nil

Value of shares and DSUs ($)	502,599

Status under share ownership guideline	Mr. Robertson owns shares valued at 66 per cent of the requirement under the share ownership guideline. He joined the Board in February 2022 and has until February 2025 to meet the share ownership guideline.
(1) Mr. Robertson was appointed a Director in February 2022.

18	EMERA INCORPORATED

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ANDREA ROSEN

Director Since: 2007	Independent Director

Toronto, Ontario

Canada

Age: 67

Skills and Experience

•  CEO/Senior Executive

•  Sustainability/ESG

•  Governance

•  Risk Management

•  Strategic Planning, M&A or Growth Strategy

•  Financial Literacy and Accounting

•  Government Relations, Public Policy and Regulatory

2021 Annual Meeting Votes for: 94.66%

Other Public Company Boards (last five years)

•  Element Fleet Management Corp. (May 2019 to present)

•  Ceridian HCM Holding Inc. (July 2018 to present)

•  Manulife Financial Corporation (August 2011 to present)

Ms. Rosen has been a Director since January 2007 and became a member of Emera’s Audit Committee in May of the same year. She served as Audit Committee Chair from April 2008 to June 2020. She was appointed to the Nominating and Corporate Governance Committee in May 2019 and was appointed Chair of that Committee in June 2020.

Ms. Rosen was a member of the two ad hoc Committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO transaction and the equity offering completed in December 2016. She was also appointed to the ad hoc Committee formed by the Board in November 2017 to oversee the equity offering completed in December 2017.

Ms. Rosen was Vice Chair of TD Bank Financial Group and President of TD Canada Trust from 2002 to 2005. Prior to this, she was Executive Vice President of TD Commercial Banking and Vice Chair of TD Securities. From 1991 to 1994, Ms. Rosen also served as Vice President of Varity Corporation. Between 1981 and 1990, she held a variety of roles at Wood Gundy Inc. (later CIBC Wood Gundy), eventually becoming Vice President and Director.

Ms. Rosen is a corporate director. She is a Director of Manulife Financial Corporation, a Canadian multinational insurance company and financial services provider. She is also a Director on the Boards of Ceridian HCM Holding Inc., a global human capital management software company, and Element Fleet Management Corp., a global fleet management company providing services and financing for commercial vehicle fleets. She is a former Director of Alberta Investment Management Corporation (“AIMCo”) and Hiscox Ltd. She is also a member of the Board of Directors of the Institute of Corporate Directors.

Ms. Rosen received her Bachelor of Laws degree from Osgoode Hall Law School and a Master of Business Administration from the Schulich School of Business at York University. She earned a Bachelor of Arts degree from Yale University.

Ms. Rosen has spent over 20 years in the corporate finance field and is an experienced senior executive. Her career in the investment and commercial banking industry has given her extensive financial and investment knowledge. Her expertise is of significant value to Emera.

Board and Committee membership	Attendance	Total

• Board	5 of 5	100%

• Audit Committee	5 of 5	100%
• Nominating and Corporate Governance Committee (Chair)	6 of 6	100%

Total compensation
Fees earned in 2021 ($)	All other compensation ($)	Total ($)
285,555	Nil	285,555

DSUs awarded and held
2021 share-based awards ($)	Total 2021 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
285,555	689,098	5,338,297

Emera Securities held
	2019	2020	2021
Common shares	14,336	14,336	14,336
DSUs	67,655	75,559	84,440
Value of shares and DSUs ($)	4,574,251	4,863,320	6,244,619
Status under share ownership guideline	Ms. Rosen has met the requirement under the share ownership guideline.

EMERA INCORPORATED	19

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RICHARD SERGEL

Director Since: 2010	Independent Director

Boston, Massachusetts

United States

Age: 72

Skills and Experience

•  CEO/Senior Executive

•  Sustainability/ESG

•  Governance

•  Risk Management

•  Customer/Stakeholder

•  Energy Sector or Utility Sector

•  Strategic Planning, M&A or Growth Strategy

•  Talent Management and Executive Compensation

•  Financial Literacy and Accounting

•  Government Relations, Public Policy and Regulatory

2021 Annual Meeting Votes for: 99.61%

Other Public Company Boards

(last five years)

•  State Street Corporation

(September 1999 to present)

Mr. Sergel has been a Director since September 2010. He has been a member of the Nominating and Corporate Governance Committee since November 2010 and was reappointed to the Audit Committee in May 2019 after first serving on this committee from 2010 to 2014.

Mr. Sergel was a member of the Management Resources and Compensation Committee from September 2014 to May 2019 and a member of the ad hoc Pension Governance Committee from November 2013 to May 2014. He was a member of the two ad hoc Committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO transaction and the equity offering completed in December 2016. He was also appointed to the ad hoc Committee formed by the Board in November 2017 to oversee the equity offering completed in December 2017.

Mr. Sergel is also a Director of the Company’s subsidiary, Emera US Holdings Inc.

Mr. Sergel is the former President and Chief Executive Officer of the North American Electric Reliability Corporation (“NERC”), a regulatory authority for the bulk electricity system in North America. Before that he served as President and Chief Executive Officer of National Grid USA, and its predecessor, New England Electric System, from 1998 to 2004.

Mr. Sergel is a corporate director. He is a member of the Board of Directors of State Street Corporation, a provider of financial services to institutional investors including investment services, investment management and investment research and trading. He previously served on the Boards of the Edison Electric Institute and the United Way of the Merrimac Valley. He was also Chairman of the Consortium for Energy Efficiency.

Mr. Sergel holds a Bachelor of Science in Mathematics from Florida State University, a Master of Science in Applied Mathematics from North Carolina State University and a Master of Business Administration from the University of Miami.

Mr. Sergel’s extensive career in the US electricity sector has provided him with valuable industry and business skills and experience, which along with his regulatory background is a distinct asset to Emera.

Board and Committee membership	Attendance	Total

• Board	5 of 5	100%

• Audit Committee	5 of 5	100%

• Nominating and Corporate Governance Committee	6 of 6	100%

Total compensation
Fees earned in 2021 ($)	All other compensation ($)	Total ($)

307,878	12,524	320,402

DSUs awarded and held
2021 share-based awards ($)	Total 2021 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
160,000	221,014	1,793,425

Emera Securities held

	2019	2020	2021
Common shares	8,500	8,500	8,500
DSUs	20,688	24,234	28,368
Value of shares and DSUs ($)	1,628,394	1,770,909	2,330,795
Status under share ownership guideline	Mr. Sergel has met the requirement under the share ownership guideline.

20	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

JACKIE SHEPPARD

Director Since: 2009	Independent Director

Calgary, Alberta
Canada
Age: 66

Skills and Experience
• CEO/Senior Executive
• Sustainability/ESG
• Governance
• Risk Management
• Customer/Stakeholder
• Energy Sector or Utility Sector
• Strategic Planning, M&A or Growth Strategy
• Talent Management and Executive Compensation
• Financial Literacy and Accounting
• Government Relations, Public Policy and Regulatory

2021 Annual Meeting Votes for: 99.67%

Other Public Company Boards
(last five years)
• ARC Resources Ltd. (March 2021 to present)
• Seven Generations Energy Ltd. (May 2016 to March 2021) (1)
• Cairn Energy PLC (May 2010 to December 2018)

Ms. Sheppard has been an Emera Director since February 2009 and became Chair of the Board in May 2014.

She was a member of the MRCC from May 2009 to May 2014, and the Audit Committee from May 2009 to October 2014. She was Chair of the two ad hoc Committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO transaction and the equity offering completed in December 2016. She was also Chair of the ad hoc Committee formed by the Board in November 2017 to oversee the equity offering completed in December 2017.

Ms. Sheppard was a Director of the Company’s subsidiary Emera Newfoundland & Labrador Holdings Inc. from 2011 until May 2016.

Ms. Sheppard is the former Executive Vice President, Corporate and Legal of Talisman Energy Inc. She is a Director of ARC Resources Ltd., a publicly traded Canadian energy company, as well as Alberta Investment Management Corporation (“AIMCo”), an institutional investment manager. She was founder and Lead Director of Black Swan Energy Inc., an Alberta upstream energy company that was sold in July 2021. She is a former Director of Cairn Energy PLC, a publicly traded UK-based international upstream company, and she served as Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a provincial Crown corporation, until June 2014.

Ms. Sheppard is a Rhodes Scholar, having received an Honours Jurisprudence, Bachelor of Arts and Master of Arts from Oxford University in 1979. She earned a Bachelor of Laws degree (Honours) from McGill University in 1981 and a Bachelor of Arts degree from Memorial University of Newfoundland in 1977. She was awarded an honorary Doctor of Laws degree from Memorial University in 2019.

With her extensive roles as an executive in the energy industry, and as a director of public, private and Crown corporations, Ms. Sheppard’s experience in strategic planning, business development, public markets, legal and governance are the foundation for her leadership of the Board.

Board and Committee membership	Attendance	Total
• Board (Chair) (2)	5 of 5	100%

Total compensation

Fees earned in 2021 ($)	All other compensation ($)	Total ($)
450,000	Nil	450,000

DSUs awarded and held

2021 share-based	Total 2021 increase in value	Market value of total DSU
awards ($)	of all DSUs held ($)	holdings ($)
450,000	821,347	6,493,137

Emera Securities held

	2019	2020	2021

Common shares	11,947	11,947	11,947

DSUs	78,706	90,060	102,707

Value of shares and DSUs ($)	5,057,524	5,518,579	7,248,426

Status under share ownership guideline	Ms. Sheppard has met the requirement under the share ownership guideline.

(1)	Ms. Sheppard was a member of the Board of Seven Generations Energy Ltd. from May 2016 until March 31, 2021 when it merged with ARC Resources Ltd.
(2)	Ms. Sheppard attended all Committee meetings in 2021 in her capacity as Chair of the Board.

EMERA INCORPORATED	21

Notice of Annual Meeting of Common Shareholders and Management Information Circular

KAREN SHERIFF

Director Since: 2021	Independent Director

  Toronto, Ontario

  Canada

  Age: 64

  Skills and Experience

•  CEO/Senior Executive

•  Sustainability/ESG

•  Governance

•  Risk Management

•  Customer/Stakeholder

•  Energy Sector or Utility Sector

•  Strategic Planning, M&A or Growth Strategy

•  Talent Management and Executive Compensation

•  Financial Literacy and Accounting

•  Government Relations, Public Policy and Regulatory

2021 Annual Meeting Votes for: 99.73%

Other Public Company Boards (last five years)

•  BCE Inc. (2017 to present)

•  WestJet Airlines Ltd. (2016 to 2019)

Ms. Sheriff has been a Director since February 2021. She became a member of the Management Resources and Compensation Committee in May 2021 and became a member of the Risk and Sustainability Committee in September 2021.

Ms. Sheriff is past President and CEO of Q9 Networks Inc., a data centre services provider. Prior to her role at Q9, she served as President and CEO of Bell Aliant, Inc., a telecommunications company, from 2008 to 2014. She was in senior leadership positions for more than nine years with BCE Inc. and currently serves on the BCE Inc. Board of Directors. She also spent over 10 years at United Airlines in the areas of marketing, strategy, human resources, and finance.

Ms. Sheriff is a former member of the Board of Directors of CPP Investments and WestJet Airlines Ltd.

Ms. Sheriff received her master’s degree in business administration with concentrations in marketing and finance from the University of Chicago. She was named one of Canada’s top 25 Women of Influence for 2013 and 2014 by Women of Influence Inc. She was named Woman of the Year by Canadian Women in Communications and has been recognized as one of Atlantic Canada’s Top 50 CEOs by Atlantic Business Magazine and one of Canada’s Top 100 Most Powerful Women on multiple occasions.

With her extensive senior executive experience, including as CEO of a public company and in a leading role in transforming Bell Aliant, Ms. Sheriff brings 20 years of technology-based industry experience. She brings to Emera valuable experience leading a regulated utility along with her involvement in the sale and acquisition of major business units, including Bell Aliant, Q9, CTV and the sale of WestJet to Onex.

Board and Committee membership		Attendance	Total
• Board (1) • Management Resources and Compensation Committee • Risk and Sustainability Committee		5 of 5 3 of 3 1 of 1	100% 100% 100%

Total compensation
Fees earned in 2021 ($)	All other compensation ($)	Total ($)
233,618	Nil	233,618

DSUs awarded and held
2021 share-based awards ($)	Total 2021 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
233,618	N/A	276,840

Emera Securities held
		2020	2021

Common shares		Nil	1,000

DSUs		Nil	4,379

Value of shares and DSUs ($)		Nil	340,060

Status under share ownership guideline	Ms. Sheriff owns shares and DSUs valued at 45 per cent of the requirement under the share ownership guideline. She has until February 2026 to meet the guideline.

22	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

JOCHEN TILK
Director Since: 2018	Independent Director

Toronto, Ontario
Canada
Age: 58

Skills and Experience
• CEO/Senior Executive
• Sustainability/ESG
• Governance
• Risk Management
• Strategic Planning, M&A or Growth Strategy
• Talent Management and Executive Compensation

2021 Annual Meeting Votes for: 99.44%

Other Public Company Boards
(last five years)
• AngloGold Ashanti Limited (January 2019 to present)
• Nutrien Ltd., formerly Potash Corp. (2014 to 2018)

Mr. Tilk has been a Director since July 2018. He was appointed to the Management Resources and Compensation Committee in May 2019 and the Nominating and Corporate Governance Committee in May 2021. He was appointed Chair of the newly established Risk and Sustainability Committee in September 2021. He served as a member of the Audit Committee from November 2018 until May 2021.

Mr. Tilk is the former Executive Chair of Nutrien Ltd., a Canadian global supplier of agricultural products and services based in Saskatoon, Saskatchewan. He is the former President and Chief Executive Officer of Potash Corporation of Saskatchewan. Previously, Mr. Tilk spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company’s President and Chief Executive Officer.

Mr. Tilk is a Director of AngloGold Ashanti Limited, a publicly listed international gold mining company headquartered in Johannesburg, South Africa. He is also a Director of the Princess Margaret Cancer Foundation, a not-for-profit organization. He is the former Chair of the Board of Directors of Canpotex Limited and a former Director of the Fertilizer Institute and the International Fertilizer Association.

He received his master’s in mining engineering from Rheinisch-Westfälische Technische Hochschule, a research university located in Aachen, North Rhine-Westphalia, Germany.

Mr. Tilk’s record of growing companies and leading multi-billion-dollar capital expenditure programs makes him an important contributor to Emera.

Board and Committee membership	Attendance	Total

• Board	5 of 5	100%
• Audit Committee	3 of 3	100%
• Management Resources and Compensation Committee	3 of 3	100%
• Risk and Sustainability Committee (Chair)	1 of 1	100%

Total compensation

Fees earned in 2021 ($)	All other compensation ($)	Total ($)
279,249	Nil	279,249

DSUs awarded and held

2021 share-based awards ($)	Total 2021 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
279,249	98,268	1,044,584

Emera Securities held

	2019	2020	2021

Common shares	Nil	Nil	Nil

DSUs	5,890	10,775	16,523

Value of shares and DSUs ($)	328,606	582,928	1,044,584

Status under share ownership guideline	Mr. Tilk has met the requirement under the share ownership guideline.

EMERA INCORPORATED	23

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Compensation of Directors in 2021

PURPOSE OF DIRECTOR COMPENSATION

The compensation of Directors is designed to:

a.	attract and retain highly skilled and experienced individuals to serve on Emera’s Board of Directors;
b.	ensure alignment with shareholders’ long-term interests; and
c.	recognize the substantial time commitment required to oversee management of the Company.

For more information about the process of determining Director compensation, see Director Compensation in the Statement of Corporate Governance Practices later in the Circular.

DEFERRED SHARE UNITS

In 2021, the annual retainer for each Director was $252,500, of which $160,000 was payable in deferred share units or “DSUs” and the balance was payable in cash. Subject to the share ownership guideline, Directors can elect to receive some or all of their cash compensation in the form of additional DSUs. More information about the Directors’ DSU Plan is provided later in this section of the Circular. The Company does not offer option-based awards, non-equity incentive plan participation, or participation in a Company pension plan to its non-executive Directors.

BOARD CHAIR’S ALL-INCLUSIVE RETAINER

The annual Chair’s retainer is an all-inclusive fee, meaning the Board Chair receives no meeting fees or any other retainer for serving as Emera’s Board Chair. The all-inclusive annual retainer of the Board Chair in 2021 was $450,000. This was comprised of $225,000 in DSUs, and the remainder in cash.

COMPENSATION RATES FOR DIRECTORS

Listed below are the annual compensation rates for non-executive Directors. Mr. Balfour does not receive director compensation because he is compensated in the role of President and CEO.

Annual retainers for Directors in 2021	Cash amount ($)	DSUs ($)	Total ($)

Annual Chair’s retainer	225,000	225,000	450,000

Annual Director’s retainer	92,500	160,000	252,500

Annual Audit Committee Chair’s retainer	27,500	N/A	27,500

Annual Audit Committee member’s retainer	12,500	N/A	12,500

Annual Management Resources and Compensation Committee Chair’s retainer	22,500	N/A	22,500

Annual Management Resources and Compensation Committee member’s retainer	10,500	N/A	10,500

Annual Nominating and Corporate Governance Committee Chair’s retainer	22,500	N/A	22,500

Annual Nominating and Corporate Governance Committee member’s retainer	10,500	N/A	10,500

Annual Health, Safety and Environment Committee Chair’s retainer	22,500	N/A	22,500

Annual Health, Safety and Environment Committee member’s retainer	10,500	N/A	10,500

Annual Risk and Sustainability Committee Chair’s retainer	22,500	N/A	22,500

Annual Risk and Sustainability Committee member’s retainer	10,500	N/A	10,500

Each Director is entitled to an annual travel allowance of $10,000. See Compensation in the Statement of Corporate Governance Practices for a description of how the travel allowance was impacted by the COVID-19 pandemic.

Members of ad hoc committees receive meeting fees ($1,750 in-person meeting fee; $1,250 videoconference/telephone meeting fee) for their participation in each committee meeting, but typically receive no annual retainer for being a member of an ad hoc committee because of the nature of the committee’s existence, having generally been established for a specific purpose and a temporary period of time. For further information on the Company’s committees, see Committees of the Board of Directors in the Statement of Corporate Governance Practices later in this Circular.

24	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

TOTAL DIRECTOR COMPENSATION IN 2021

The following table sets out the total compensation earned by the Directors who served on Emera’s Board during 2021. Compensation is made up of applicable retainers and the annual $10,000 travel allowance. The travel allowance was determined to not be payable to Directors in the first three quarters of 2021 as a result of Directors not travelling due to the COVID-19 pandemic – see Director Compensation for more detail. Directors met in person in the fourth quarter and, as such, earned a proportion of the travel allowance.

Mr. Balfour is not included in the table as his compensation for service as Emera’s President and CEO is disclosed in the Statement of Executive Compensation. He does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera’s subsidiaries or investments.

In the table below, the columns under the headings “DSUs Awarded” and “DSUs Held” show detailed information about DSUs received by Directors as compensation.

Total Compensation

								DSUs awarded				DSUs held

Director	Fees earned in 2021 ($)	(1)	All other compensation ($)		Total ($)	2021 Share- based awards ($)	(2)	Value of DSUs vested during 2021 ($)	(3)	Change in value of DSUs held in 2021 ($)	(4)	Market value of total DSU holdings ($)	(5)

James Bertram	283,555		N/A		283,555	283,555		374,515		116,727		1,183,668

Sylvia Chrominska (6)	105,479		N/A		105,479	83,425		220,575		410,373		1,990,545

Henry Demone	283,451		N/A		283,451	160,000		276,524		268,028		2,134,497

Kent Harvey (7)	326,665		N/A		326,665	326,665		414,660		82,673		987,749

Lynn Loewen	279,159		N/A		279,159	279,159		448,925		363,724		2,970,202

Gil Quiniones (7) (8)	47,177		N/A		47,177	38,941		45,898		N/A		N/A

John Ramil (7)	289,002		N/A		289,002	289,002		416,873		227,954		1,997,057

Andrea Rosen	285,555		N/A		285,555	285,555		561,457		689,098		5,338,297

Richard Sergel (7)	307,878		12,524	(9)	320,402	160,000		261,415		221,014		1,793,425

Jackie Sheppard	450,000		N/A		450,000	450,000		799,543		821,347		6,493,137

Karen Sheriff	233,618		N/A		233,618	233,618		276,840		N/A		276,840

Jochen Tilk	279,249		N/A		279,249	279,249		363,389		98,268		1,044,584

(1)	The “Fees earned in 2021” column is the amount of Directors’ fees, and includes the dollar value of that portion of their retainer paid in DSUs. All fees are in Canadian dollars.
(2)

This column shows the portion of Directors’ fees earned in 2021 that was allocated to DSUs. DSUs granted in 2021 are based on the value of the Emera common share closing price on December 31, 2020 ($54.10).

(3)	This column shows the value of all DSUs received in 2021, including received as dividend equivalents during the year, multiplied by the December 31, 2021 Emera common share closing price of $63.22.
(4)

This column shows the change in value of all DSUs held by each Director at the beginning of the year because of the change to the Emera common share closing price from $54.10 at the beginning of the year to $63.22 on December 31, 2021.

(5)	This column shows the value of all DSUs held by each Director at the end of 2021 based on the December 31, 2021 Emera common share closing price of $63.22.
(6)	Ms. Chrominska retired from the Board on May 20, 2021. She redeemed 17,000 DSUs on September 2, 2021, leaving a balance of 31,486 DSUs as of December 31, 2021.
(7)

As US-domiciled Directors, the annual cash retainer, committee retainers, and travel allowance are paid to Mr. Harvey, Mr. Quiniones, Mr. Ramil and Mr. Sergel in US dollars, using a one-to-one conversion rate to the Canadian dollar.

(8)	Mr. Quiniones resigned from the Board on October 13, 2021. He redeemed 726 DSUs on December 15, 2021, leaving a zero balance of DSUs as of December 31, 2021.
(9)	Mr. Sergel also received compensation for serving as a Director of Emera US Holdings Inc.

The table above includes compensation earned by Emera Directors who served on the Board of Directors of Emera subsidiaries. What follows is more information about Emera’s Directors who served on the Boards of its subsidiaries.

EMERA INCORPORATED	25

Notice of Annual Meeting of Common Shareholders and Management Information Circular

COMPENSATION OF EMERA DIRECTORS ON SUBSIDIARY BOARDS

The Emera Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, determines the compensation to be received by Emera Directors who serve on the Boards of Emera’s subsidiaries. Such compensation received by each Emera Director that serves as a Director on the Board of an Emera subsidiary is reported under “All other compensation” and “Total” in the Total Compensation table on the previous page.

Mr. Sergel was a member of the Board of Directors of Emera US Holdings Inc., a US holding company that is a subsidiary of Emera and holds certain US-based investments of Emera. He receives an annual retainer of $10,000 USD for serving on the Emera US Holdings Inc. Board, plus $1,000 USD for any Board meetings.

DIRECTORS’ SHARE OWNERSHIP GUIDELINE

To align the interests of Directors and shareholders, the Directors are subject to a share ownership guideline that requires them to own common shares and/or DSUs with a value of, effective November 2021, not less than three times the annual Director’s retainer within three years following their appointment date (Directors appointed before November 2021 have five years to meet the guideline). For the status of each Director nominee under the Director Share Ownership Guideline, see their biographies earlier in this Circular. For more information about the Director Share Ownership Guideline, see Director Share Ownership Guideline in the Statement of Corporate Governance Practices.

DIRECTORS’ DSU PLAN

Under the Directors’ Deferred Share Unit Plan (the “Directors’ DSU Plan”), non-employee Directors may elect to receive all or any portion of their cash compensation in DSUs in lieu of that cash compensation, subject to the requirement to receive a minimum portion of their annual retainer in DSUs and subject to the share ownership guideline.

Directors’ fees are paid on a quarterly basis and, at the time of each quarterly payment, the applicable amount is converted to DSUs. The number of DSUs to be credited is determined by dividing (a) the quarterly portion of the Director’s annual fee that the Director is required to receive in DSUs, together with the portion the Director elected to be paid in DSUs by (b) the fair market value of an Emera common share on the last trading day of the preceding calendar year, with fractions computed to three decimal places.

A DSU is a unit that has a value based upon the value of one Emera common share. When a dividend is paid on Emera’s common shares, the Director’s DSU account is credited with additional DSUs computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs recorded in the Director’s account on the record date for the payment of such dividend by (b) the market price of a common share as of the dividend payment date. DSUs cannot be redeemed for cash until the Director leaves the Board. The cash redemption value of a DSU equals the market value of a common share at the time of redemption. DSUs are not shares, cannot be converted to shares and do not carry voting rights. DSUs received by Directors in lieu of cash compensation and held by them represent an at-risk investment in Emera. The value of DSUs is based on the value of the common shares of Emera, and therefore is not guaranteed. See Director Compensation in the Statement of Corporate Governance Practices in this Circular for more information about the compensation of Directors. Non-employee Directors are not entitled to participate in any other compensation plan of the Company or in Emera’s Employee Common Share Purchase Plan.

26	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has five standing Committees to assist it in carrying out its duties. They are the:

•	Risk and Sustainability Committee (“RSC”);
•	Audit Committee;
•	Management Resources and Compensation Committee (“MRCC”);
•	Nominating and Corporate Governance Committee (“NCGC”); and
•	Health, Safety and Environment Committee (“HSEC”).

From time to time the Board may establish ad hoc committees to assist the Board on specific matters of a temporary nature.

CERTAIN PROCEEDINGS

To the knowledge of the Company, none of the proposed nominees for election as Directors of the Company:

(a)	are, as at the date of this Circular, or have been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that:
(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

are, as at the date of this Circular, or have been within 10 years before the date of this Circular, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

have, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

EMERA INCORPORATED	27

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Statement of Corporate Governance Practices

Corporate governance at a glance

Emera’s Board of Directors annually reviews its approach to corporate governance. It monitors best practices of leading corporations with a view to enhancing governance to create and preserve long-term shareholder value. Details of Emera’s corporate governance practices may be found in this Statement of Corporate Governance Practices.

Governance highlights	For details see

All Emera Directors are independent from management except the President and Chief Executive Officer.	Board of Directors Page 29

The Board oversees the Company’s strategy, which includes reviewing the strategic planning process and annually approving the strategic plan after considering, among other things, the opportunities and risks of the business.

Board of Directors Page 29

The Board and, on certain matters by delegation, its Committees oversee the Company’s risk management.	Board of Directors Page 29

The Charter of the Chair of the Board of Directors and position descriptions for each of the Committee Chairs describe the roles and responsibilities for these leadership positions.	Position Descriptions Page 30

Directors receive an in-depth orientation when they become Board members. Regular site visits are organized for operating facilities and offices. While site visits were impacted by the COVID-19 pandemic in 2021, Directors participated in virtual training and education on special topics by videoconference. In addition, special topics of focus or interest are addressed at Board dinners and meetings. Board members are encouraged to continue to pursue education opportunities of relevance to Emera and its business to familiarize themselves with the Company’s business, investments and key Company personnel.

Orientation of Directors and Continuing Education Page 43

Creating a culture of integrity begins with the tone at the top. Directors, Officers and employees are required to annually acknowledge that they have reviewed and understand the Emera Code of Conduct, which itself is overseen by the Nominating and Corporate Governance Committee. The MRCC reviews culture indices including employee surveys and other cultural metrics.

Ethical Business Conduct Page 46

New Directors are recruited on the basis that they will make a strong contribution and have the background, diversity, skills and experience needed by the Board in view of the Company’s strategy and long-term business plans.

Nomination of Directors and Director Recruitment Process Page 30

The Company maintains compensation for Directors designed to recognize the substantial time commitment required to oversee management of the Company and to align Directors’ interests with the long-term interests of shareholders.

Director Compensation Page 41

Five standing Committees assist the Board in carrying out its responsibilities: the Audit Committee; the Management Resources and Compensation Committee; the Nominating and Corporate Governance Committee; the Health, Safety and Environment Committee; and the Risk and Sustainability Committee, which was established in September 2021 to assist the Board in overseeing enterprise risk management and sustainability.

Special committees are struck from time to time as needed for specific matters.

Committees of the Board of Directors Page 48

The Board annually assesses its performance and that of the Chair, individual Directors and the Board Committees.	Board and Director Performance Assessments Page 38

In conjunction with the Board and Director assessment work, Directors reflect on strategy advancements over the year and recommend actions to be undertaken in the following year to carry out the strategy. Emera’s strategy incorporates Emera’s ESG values and commitments which inform the Company’s priorities and goals for the following year, including the CEO’s objectives. Emera tracks its ESG progress throughout the year.

Board and Director Performance Assessments Page 38

Emera Directors are always interested in receiving shareholders’ views about the Company. Shareholders can communicate directly with the Chair of the Board or other independent Directors through private and confidential correspondence.

Communication with Directors and Shareholder Engagement Page 53

Please read Emera’s entire Statement of Corporate Governance Practices on the following pages for additional important details about the Company’s governance practices.

28	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Board of Directors

BOARD OF DIRECTORS CHARTER

The Board is responsible for overseeing the management of the business of the Company and for providing stewardship and governance for the long-term success of the Company.

The Board of Directors Charter sets out the duties and responsibilities of the Board in matters of:

The Board Charter is attached to this Circular as Appendix “A”. We encourage you to carefully review the Charter for more detail about the responsibilities of the Board in these areas.

The Board of Directors Charter is reviewed annually to ensure it appropriately reflects the Board’s responsibility. In 2021, the Board’s Charter was amended to highlight the Company’s ESG values in the section called “Culture”. This new section underlines the Board’s responsibility to oversee management’s approach to addressing Emera’s key ESG impacts, risks and opportunities. Emera’s ESG commitments are a core component of its strategy. We are committed to transparency and we recently enhanced our disclosure in our annual Sustainability Report with the addition of both the Sustainability Accounting Standards Board (SASB) and Task Force on Climate-related Financial Disclosures (TCFD) frameworks.

Emera’s Sustainability Reports with our latest ESG performance are available at www.emera.com/sustainability. Emera’s 2021 Sustainability Report will be published in June 2022.

DIRECTOR INDEPENDENCE

All Emera Directors are independent from management, except for Mr. Balfour, who is President and CEO.

Use of the term “independent” in relation to a Director in this Circular means a Director is independent as defined under applicable Canadian securities laws and, in particular, is free of any direct or indirect material relationship, which could, in the view of the Board of Directors, be reasonably expected to interfere with the Director’s independent judgment.

Except for Mr. Sergel, who receives a retainer for being a member of the Board of Emera’s subsidiary, Emera US Holdings Inc., Directors receive no other remuneration from Emera other than Directors’ retainers, fees or retainers for service as Chair of the Board or Chair or member of a Committee. Ms. Sheppard receives an all-inclusive annual retainer as Chair of the Board of Emera. As noted earlier in the Circular, Mr. Balfour does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera’s subsidiaries or investments, beyond his compensation as Emera’s President and CEO.

The Company’s Articles of Association provide that no more than two Directors may be employees of the Company or of a subsidiary or affiliate of the Company. Mr. Balfour, as President and CEO of the Company, is the only Director employed by the Company.

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INDEPENDENT CHAIR

Ms. Sheppard, the Chair of the Board, is an independent Director. The Articles of Association of the Company require that the Chair of the Board and the President and CEO be separate individuals.

POSITION DESCRIPTIONS

Chair of the Board

The Chair provides leadership to the Board, in order that it may fulfill its duties effectively, efficiently and independent of management. The Chair’s role is to see that the Board and shareholder meetings function effectively. The Chair leads the Board discussions and represents the Board in providing additional advice and counsel to the President and CEO, and senior leadership. Under the leadership of the Nominating and Corporate Governance Committee, the Chair participates in the recruitment and retention of Directors and oversees appropriate processes to determine that the Board of Directors has the requisite skill sets needed by the Company. The Chair also leads the conduct of an annual assessment of the effectiveness of the overall Board and its members.

For the full text of the Chair of the Board of Directors Charter and the position descriptions for Committee Chairs, visit www.emera.com/governance.

Committee Chairs

The Board has adopted position descriptions for each Committee Chair, which detail the duties of the Committee Chairs. Each Committee Chair is required to provide leadership to the Committee members and support the Committee’s effective fulfillment of its mandate.

President and Chief Executive Officer

The President and CEO is responsible for leadership of the Company and its employees. He or she is responsible to define, communicate and implement the strategic direction, goals and core values of the Company, including:

For more information about succession planning, see Succession Planning and Leadership Development in the Statement of Executive Compensation.
• strategic planning;
• financial results and overall performance;
• senior leadership succession planning; and
• Board relations.

The roles and responsibilities of the President and CEO are contained in his or her employment contract. The President and CEO’s employment contract is reviewed by the Chair of the Board of Directors and the MRCC, and it is approved by the Board of Directors.

Among the various responsibilities of the Board, CEO selection is of critical importance. The Board oversees the succession planning program for the Chief Executive Officer.

BOARD SIZE

Twelve Director nominees are being proposed for election at the 2022 Annual Meeting. The Articles of Association provide that the number of Directors on the Company’s Board must not be less than eight and not more than 15.

NOMINATION OF DIRECTORS AND DIRECTOR RECRUITMENT PROCESS

The Nominating and Corporate Governance Committee (“NCGC”) is responsible for providing the Company with a list of nominees for election as Directors at the Company’s Annual Meeting of Shareholders. The NCGC develops a list of nominees after carefully considering the mix of skills and experience of its Directors and the feedback received through the Board Assessment. The NCGC also evaluates the size of the Board, and its diversity overall having regard to its Board Diversity Policy. This includes considering the level of representation of women on the Board, required to be at least 30 per cent (see Board Diversity for more information about Emera’s Board Diversity Policy).

Director nominees must, in the opinion of the members of the NCGC, be able to fully discharge their duties as Directors and contribute to the broad range of issues that come before the Board for consideration. They must be able to devote the time necessary to prepare for and attend meetings of the Board and Committees of the Board to which they may be appointed. The NCGC regularly evaluates the expected turnover of Directors in advance of their retirement from the Board and develops an effective succession plan.

For more information about the average age and tenure of Emera’s Director nominees, refer to the section entitled Mechanism for Board Renewal.

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Working with the Board Chair, the NCGC considers recruitment in the context of the age and tenure of current members and considers the Board’s overall policy of ensuring renewal and orderly Board succession.

The NCGC considers the likely potential tenure of a Director candidate before making a selection. This is factored into the selection decision having regard to the current make-up of the Board, the skills and experience the candidate offers relative to those of the other Directors and keeping in mind the age of Directors.

DIRECTORS’ MEMBERSHIP ON OTHER PUBLIC COMPANY BOARDS

Public company board membership for each Director during the last five years is set forth in their biographies in the section entitled Director Nominees.

COMMON MEMBERSHIPS ON BOARDS OF PUBLIC COMPANIES

There are currently no Emera Directors who sit on the board of another public company with one or more other Emera Directors.

MECHANISM FOR BOARD RENEWAL

Emera has no term limits for its Directors. The Board of Directors oversees processes for renewal of the Board, which balance many factors, and have as their ultimate objective the fulfillment of the fundamental responsibility of the Board to provide stewardship and good governance for the Company. Those processes address Board renewal in a deliberate manner and primarily include: a robust Director recruitment process, internal governance practices that regularly assess each of the Board’s desired skills, and the conduct of an annual performance assessment of the Board, its Committees and individual Board members.

Emera’s governance practices prescribe that planned departures of Board members in any one year will not exceed two Directors. This practice contributes to Board renewal in a responsible manner while ensuring continuity.

A rigorous annual performance assessment takes place under the leadership of the Board Chair with support from the NCGC and is described in greater detail under Board and Director Performance Assessments. The annual performance assessment provides information that is relevant for Board renewal.

Board Renewal Principles

The Board of Directors has a governance practice which requires that when recommending the nomination of Directors for election, the NCGC members must consider certain principles in relation to appropriate and balanced renewal of the Board. Those principles are as follows:

The NCGC adheres to a philosophy of promoting deliberate and balanced Board renewal. In keeping with such philosophy, the Board has adopted a set of guiding principles that are applied in respect of the list of Director nominees. In practice, as a Director approaches age 70, the NCGC in coordination with the Board Chair assesses the needs of the Board and makes a determination as to the appropriate transition period for that Director, if warranted. A transitioning Director may or may not be proposed for nomination but generally should not expect to be nominated after the age of 72. This flexibility allows for an orderly Board transition and balances the desire for renewal against the need for continuity and stability.

Board renewal principle	Principle explained

Age	As Directors approach 70 years of age, the NCGC assesses the needs of the Board, based on the Board’s complement and other relevant factors. Where a determination is made that such Director will be retiring, the NCGC begins the replacement process.

Tenure	The length of time that a nominee has served on the Company’s Board of Directors is considered, subject to the Guideline on Board Tenure, with a view to the Board having Directors with an appropriate mixture of tenures.

Average age	The average age of all of the Company’s Director nominees is determined and considered.

Average tenure	The average tenure of all of the Company’s Director nominees is determined and considered.

Other relevant factors

The NCGC considers any other factor Committee members determine to be relevant in the promotion of orderly succession and balanced renewal of membership on the Board, having as its ultimate objective the constitution of a Board of Directors that fulfills the fundamental responsibility of providing stewardship and good governance for the Company.

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Application of Board Renewal Principles

The NCGC applied the principles to the Director nominees for Emera’s 2022 Annual Meeting. The Committee considered the average age and average tenure of all of the Company’s Director nominees for election at the 2022 Annual Meeting represented by the diagrams below.

AGE	TENURE

By comparison, the average age and average tenure of Directors in prior years was as follows:

Renewal principle	2019	2020	2021

Average age	63.17 years	63.52 years	64.35 years

Average tenure	5.69 years	6.34 years	6.68 years

In applying the Board Renewal Principles as described, the NCGC has recommended to the Board of Directors all the Director nominees presented earlier in this Circular. It concluded the proposed slate of Directors represents an appropriate mix of longer-serving Directors with a history on the Emera Board, and Directors that are newer to Emera, who bring a fresh perspective and approach to the Company’s Board.

Rick Sergel’s age of 72 years was considered by the NCGC in light of the Board Renewal Principles. Under the Principles, Mr. Sergel’s age meant he would not have expected to be nominated for re-election in 2022; however, the Board, following a proposal of the Committee, has recommended he be re-nominated for election as a Director based on consideration of a number of factors in addition to his deep utility experience and skills. The factors considered include the retirement from the Board of John Ramil (another US Director with extensive utility experience) and the heightened need for continuity during a time of several changes to the Board, coupled with the impacts of the COVID-19 pandemic on Board meetings. Mr. Sergel, who is a member of the NCGC, did not participate in the decision to make this recommendation.

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In 2021, the Board adopted a Board Tenure Guideline.	BOARD TENURE GUIDELINE

In support of the Board Renewal Principles, the Board has established a general Director tenure guideline of 15 years. In applying this guideline when considering re-nominations for Directors, the Nominating and Corporate Governance Committee shall take into consideration the needs of the Board at the time, the best interests of Emera given its strategic objectives and the results of the annual Board and Director Performance Assessment.

As of the date of Emera’s 2022 Annual Meeting, all but one of the Director nominees shall have served on the Board for less than 15 years.

Andrea Rosen joined the Emera Board in January 2007, over 15 years ago. While she has served on the Board for longer than the 15-year tenure of our guideline, the Board has determined that she be re-nominated for election as a Director based on the recommendation of the NCGC. The Committee considered a number of factors including the determination by other Board members that Ms. Rosen remains an effective independent member of the Board who continues to rigorously hold management to account as a Board and Committee member as well as the contribution of her deep governance experience and financial expertise to the continuity and stability of the Board during a time of several changes to the Board, coupled with the impacts of the COVID-19 pandemic on Board meetings in the context of integration of newer Board members. Ms. Rosen, who is Chair of the NCGC, did not participate in the decision to make the recommendation.

DIRECTOR’S OCCUPATION

The Directors have also instituted a policy that requires them to submit their resignation as a Director if there is a significant change in their principal occupation. The resignation is then considered by the Board, which determines if the circumstances warrant acceptance of the resignation, whether due to a conflict of interest arising by virtue of a new principal occupation or otherwise.

BOARD AND COMMITTEE MEETINGS IN 2021

There were 24 Emera Board and Committee meetings during 2021.

Type of meeting	Number of meetings

Board	5

Audit Committee	5

Health, Safety and Environment Committee (“HSEC”)	4

Management Resources and Compensation Committee (“MRCC”)	3

Nominating and Corporate Governance Committee (“NCGC”)	6

Risk and Sustainability Committee (“RSC”)	1

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The Board and each Committee have adopted the practice of meeting in an in-camera session, during which the President and CEO and all other members of management are excluded. The Board has held an in-camera session at each Board and Committee meeting.

See Board Dinner Sessions below for more information.

The Board generally holds an evening session before each regularly scheduled Board meeting and prior to the Board’s annual strategy meeting. As a governance practice, at least once a year the non-executive Directors conduct such an evening session that excludes the President and CEO and all other management.

 COVID-19 Pandemic

Emera activated pandemic planning protocols to respond to the global COVID-19 pandemic in 2020. In March 2020, the Company elevated its response plan to address increasing risks from COVID-19 to our employees, customers and communities. With health and safety as our top priority, the Company implemented restrictions on all business travel and new procedures and protocols for our operations. Directors have observed these travel restrictions and public health directives concerning travel resulting in limited face-to-face meetings being held since the start of the pandemic. However, the business of the Board and its Committees has continued, uninterrupted, through videoconference technology. The governance response to the COVID-19 pandemic was considered effective. It involved periodic updates with comprehensive information on the response to the COVID-19 pandemic across all of Emera’s operating companies. It also included the scheduling of more frequent Board meetings during the initial months of the pandemic to provide appropriate oversight of the Company’s pandemic response.

While the COVID-19 pandemic made the holding of virtual meetings necessary for the continuation of Board and Committee business, going forward we intend to continue to make use of our virtual capacity for Board and Committee meetings, and for special topics and education sessions when appropriate.

BOARD DINNER SESSIONS

Since the declaration of the global COVID-19 pandemic in March 2020, the Emera Board has only met for in-person meetings in November 2021. The Board has otherwise avoided all in-person meetings, including its regularly scheduled pre-meeting Board dinners. However, in lieu of Board dinners, Directors have scheduled and held educational sessions by videoconference on a variety of relevant topics. These sessions are treated as an opportunity to accomplish many important governance objectives, including:

•	Meeting as Directors in an atmosphere that is not a Board meeting;
•	Meeting in a less formal atmosphere with the CEO and other senior officers;
•	Holding educational sessions on important topics for the Company’s business and strategic direction;
•	Meeting high-potential employees to advance the succession planning for the Company; and
•	Strengthening Directors’ working relationships.

CORPORATE STRATEGY

Emera’s strategy is focused on the customer-driven trends of decarbonization, decentralization and digitalization facing our industry. Broadly, the Company’s strategy continues to focus on safely delivering the cleaner, reliable and affordable energy our customers count on. Emera continues to drive organic growth through regulated investments in cleaner energy, reliability, infrastructure renewal and system expansion.

Oversight and guidance of the corporate strategy is one of the primary roles of the Board. Led by the President and CEO, the Management team works with the Board to set the strategy agenda for the year. The Board and Management meet regularly to discuss strategy, including annual individual interviews with each Director.

A dedicated and significant component of every scheduled Board meeting includes an update and discussion on strategy and related matters, including trends in the industry, growth initiatives, financial forecast updates and new risks and opportunities. These updates serve to keep the Board aware of changes in the market, industry and within Emera, as well as giving the Board an opportunity to provide insight and direction throughout the year on strategy.

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Each year, one Board meeting is wholly dedicated to strategy. In 2021, the Board held a meeting in June which was entirely focused on strategy. A significant portion of the Board meeting in September was also dedicated to strategy. These meetings included the annual strategic update on industry trends including the company’s strategic positioning related to the customer-driven trends of decarbonization, decentralization and digitalization, an updated long-term financial forecast, a review and analysis of industry peers, an overview of strategic signposts that management is regularly monitoring in its ongoing assessment and review of strategy, and updates on specific components of strategy.

Environmental, Social and Governance (“ESG”)

ESG has been core to Emera’s strategy and culture for over 15 years. Environmental commitments continue to be key drivers of the Company’s growth with its capital plan committing more than $5.3 billion to cleaner, more reliable energy through 2024. The Company’s approach to Social and Governance factors shape Emera’s culture and how the Company operates.

Over the past two years, Emera has been focused on better articulating its strategy and ESG performance which is grounded in good governance, deep integration across the business and strong data and disclosures.

Strong ESG Governance

Strong ESG governance is the foundation of Emera’s ESG performance. In 2021, the Sustainability Management Committee (“SMC”), consisting of senior leaders from across the business and chaired by our President and CEO, and the Risk and Sustainability Committee of the Board (“RSC”) were established. Additionally, all material ESG factors were integrated into the Company’s established enterprise risk management protocols.

• Risk and Sustainability Committee – Established in 2021, the role of the RSC is to assist the Board by overseeing Emera’s risk management framework and allocation of responsibilities for risk management, and by also overseeing the Company’s approach to sustainability and its performance relative to its sustainability objectives.

For more information about the RSC, see Committees of the Board later in this Circular.

ESG Materiality and Disclosures

The Company is committed to transparency, accountability, understanding stakeholder expectations and improving disclosures on the material ESG factors that matter most to stakeholders.

A third-party materiality assessment was conducted to determine the most material risks and opportunities to the Company. This analysis also factored in expectations, key topics, and related indicators from key disclosure frameworks:

•	Global Reporting Initiative (“GRI”)
•	Sustainability Accounting Standards Board Standard for Electric Utilities and Power Generators, and Gas Utilities and Distributors (“SASB”)
•	Task Force on Climate-related Financial Disclosures (“TCFD”)

Material ESG Factors

Through a third-party materiality assessment, Emera established a set of core ESG factors that are regularly tracked and have been formally integrated into Emera’s Enterprise Risk Management Program.

ENVIRONMENT • Air emissions • CO2 emissions • Methane emissions • Climate adaptation • Coal unit closures • Low-carbon transition • Waste management • Water management • Biodiversity

SOCIAL • Community investment • COVID-19 • Customer affordability • Diversity, equity and inclusion • Indigenous relations • Safety • Talent management • System reliability and grid resiliency

GOVERNANCE • Business ethics and transparency • Corporate governance • Cybersecurity • ESG governance • Political and regulatory requirements

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Task Force on Climate-related Financial Disclosures (“TCFD”)

Emera’s climate disclosures are grounded in the TCFD’s four core elements:

Climate Commitment and 2050 Net-Zero Vision

Emera’s Climate Commitment was shared in February 2021.

Building on its strong decarbonization track record, Emera is continuing its efforts by establishing clear carbon reduction goals and a vision to achieve net-zero carbon emissions by 2050.

In 2021, we achieved a 39 per cent reduction in CO2 over 2005 levels. With existing technologies and resources and the benefit of supportive regulatory decisions, we plan and expect to achieve the following goals compared to corresponding 2005 levels:

•	A 55 per cent reduction in carbon emissions by 2025;
•	An 80 per cent reduction in coal usage by 2023 and the retirement of our last existing coal unit no later than 2040; and
•	At least an 80 per cent reduction in carbon emissions by 2040.

Emera seeks to achieve these goals and realize our net-zero vision while staying focused on enhancing reliability, maintaining affordability, adopting emerging technologies and working constructively with policymakers, regulators, partners, investors and our communities.

Inclusion and Diversity

Emera values the many benefits of a diverse organization. We are committed to diversity, equity and inclusion (“DEI”) and are embedding it throughout all aspects of the Company’s culture. Our commitment to our employees, customers and communities is to reflect DEI in Emera’s social values and culture. We strive for a workplace that:

•	Reflects its communities and diverse customer base, enabling us to better understand the needs of our customers and the communities we serve;
•	Attracts, retains and engages diverse high-performing talent; and
•	Fosters better decision-making with the benefit of more diverse perspectives and experiences.

Emera, through its affiliate businesses, is continuing a multi-year DEI Strategy to advance the journey across its operations. To support this, we have undertaken several initiatives:

•	Creating a Global Affiliate DEI Council to align and share best practices;
•	Continuing to celebrate, educate and communicate on DEI topics to bring awareness at all levels of the organization;
•	Supporting strong DEI employee networks and employee resource groups that build awareness and support across the business;
•	Gathering employee self-identification data to measure our diversity and to reflect our communities;
•	Including questions on employee survey requesting feedback on diversity and inclusion; and
•	Connecting with communities to provide support through a $5 million fund to advance diversity and inclusion.

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The Board of Directors has requested and received inclusion and diversity training and will be receiving further education and training in this area.

Gender Diversity and Women in Executive Officer Appointments

While Emera does not have targets for women in executive officer positions, management monitors and encourages the development and progression of women into leadership positions within Emera and its subsidiary companies. Management believes that diversity among the senior executive team within the Emera group of companies serves the best interests of the Company, and the relative representation of women is considered when making executive officer appointments.

At Emera Inc., 37 per cent of executive officers are female. Across all Emera companies, an average of 34 per cent of executive officers are female. Among the executive officers(1) of Emera and its major subsidiary,(2) Tampa Electric Company, 17 are female, representing 37 per cent (in 2021 there were 18 female executive officers, representing 39 per cent). Currently, four of our companies are led by women (Peoples Gas, Emera Energy, Grand Bahama Power Company, and Dominica Electricity Services).

Management continues to be focused on ensuring Emera’s hiring and pay practices promote equity between men and women. Progress is being made and we continue to be committed to:

1.	Analyzing pay equity annually to:

a.	Monitor the rates of women in leadership and senior leadership roles;
b.	Undertake regular wage gap analysis to track progress and identify challenges by affiliate;
c.	Exercise selective pay increases if wage disparity exists; and
d.	Examine our recruitment strategies to ensure equity in pay at entry into the organization.

2.

Developing and promoting programs that are focused on increasing female participation in our industry, particularly for traditionally male-dominated roles. Considering diversity in the development of talent pools to enhance our diversity for the future at all levels.

Our Commitment to Safety

Safety is Emera’s number one priority and the Company is committed to fostering a strong “speak up” culture that supports improving safety performance. In 2021, Emera’s teams maintained a proactive approach to managing the impacts of the global COVID-19 pandemic, to keep employees, customers, contractors and communities safe while sustaining critical operations. Last year, the Company implemented a program focused on the prevention of serious injuries and fatalities to employees and contractors. Despite continually improving on the OSHA Injury Rate over the last five years, two contractor fatalities are a reminder that the Company needs to stay relentlessly focused on safety. In 2022, initiatives will focus on the prevention of serious injuries and fatalities, including the management of high-risk activities for employees and contractors. The Company continues to focus on safety leadership training, including behavioural aspects of safety management and improving hazard identification. Emera’s team is more resolved than ever to achieve an injury-free workplace for employees and contractors.

Investing in Our Communities

Throughout its Community Investment Program, Emera is committed to helping to build stronger, safer, and more innovative communities where we live and work.

Information Security Oversight and Cybersecurity

The Company increasingly relies on information technology systems and network infrastructure to manage its business and safely operate its assets, including controls for interconnected systems of generation, distribution, and transmission as well as financial, billing and other business systems.

The Company’s reliance on technology exposes it to potential risks of business interruption or the unavailability, release, destruction or misuse of critical, sensitive or confidential information due to cyberattacks.

(1)

The term executive officer is defined as the Company’s Board Chair, president, a vice president in charge of a principal business unit, division or function, or any person who performed a policy-making function in respect of the issuer.

(2)

Major subsidiary means a subsidiary of the Company, the assets or revenue of which are 30 per cent or more of the consolidated assets or revenue of the Company as included in the financial statements of the Company for a relevant period. Only Tampa Electric Company meets this definition.

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The Company seeks to manage these risks by aligning to a common set of cybersecurity standards, periodic security testing, program maturity objectives and strategy derived, in part, from the National Institute of Standards and Technology (“NIST”) Cyber Security Framework, including incident management, vendor management, configuration management and employee communication and training. With respect to certain of its assets, the Company is required to comply with rules and standards relating to cybersecurity and information technology including, but not limited to, those mandated by bodies such as the North American Electric Reliability Corporation (“NERC”) and Transportation Security Administration (“TSA”).

The status of key elements of the Company’s cybersecurity program is reported to the Risk and Sustainability Committee on a quarterly basis and the Board receives reports on that work through the Risk and Sustainability Committee. In addition, the Board oversees the risk and mitigation plans in relation to these risks, as updated and reported on quarterly in a risk dashboard provided to Directors at each regularly scheduled Board meeting.

BOARD AND DIRECTOR PERFORMANCE ASSESSMENTS

The Board annually assesses its effectiveness to find ways to improve its performance.

Each year, the NCGC, in consultation with the Board Chair, and with the intention of continuously improving, determines the process by which assessments of the Board, Directors, Committees and individual Committee members will be conducted. The process has included the use of questionnaires and one-on-one interviews with each Director by the Board Chair. A written report from the Board Chair on the assessment is provided to the Board members. The Board considers the report, its findings and a set of priority actions for the year at a Directors-only session, which is attended by the President and CEO for only a portion of the session. Progress is monitored throughout the year with oversight on that process by the NCGC.

The NCGC determined that while the traditional annual assessment process conducted by the Chair was robust and effective, from time to time the assessment process may be supplemented with the engagement of a third-party consultant to assist with the process of conducting the assessment in order to provide additional insights. While a consultant was engaged to assist with the 2020 Board and Director performance assessment, it was determined that it was not necessary to engage a consultant to assist with the 2021 assessment.

2020 ASSESSMENT

Overall, the 2020 Assessment found that the Board and Director performance and effectiveness were very strong. Board members take pride in the Company’s strong governance. The Assessment resulted in several priority actions for 2021 in the areas of the Company’s strategy and business, its organizational structure and capacity and with respect to Board and Committee effectiveness. With the assistance of the NCGC, the Board Chair reviewed and reported to the Board on progress made to address those priorities.

2021 ASSESSMENT

The Chair of the Board interviewed each non-executive Director as part of the 2021 Board and Director Performance Assessment. A series of questions was sent to each Director for advance consideration. The questions pertained to several themes, including:

•	Emera’s strategy and business;
•	Organizational structure and capacity;
•	Board and Committee effectiveness;
•	Corporate governance;
•	Board composition and succession;
•	Individual Director effectiveness, including the Director’s self-assessment of their own performance as a Director and an assessment of their peer Directors on the Board; and
•	The CEO’s 2021 evaluation, and his 2022 CEO goals and objectives.

The assessment of the Chair of the Board was conducted in a meeting of all Directors that excluded the Board Chair and the President and CEO and was led by the Chair of the NCGC. Directors were also given an opportunity to provide their assessment of the Chair of the Board in a one-on-one format with the Chair of the NCGC in advance of the meeting.

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2021 ASSESSMENT FINDINGS

The principal themes that emerged from the 2021 Board and Director Performance Assessment related to strategy and business, organizational structure and capacity as well as Board and Committee effectiveness.

The Assessment findings addressed topics that included the Company’s strategy, growth, ESG, senior leadership succession, safety and diversity.

All Directors expressed a belief in strong governance and believe the Company properly prioritizes strong governance.

The Assessment found that Directors viewed Emera as having a strong Board with diverse perspectives, with strong support for additional diversity. Directors felt the Board should consider setting an overall higher diversity goal. Directors expressed a consensus that new Director recruiting activity should be conducted in such a way to ensure the right person is selected with relevant skills and experience, such as utility expertise.

2022 OBJECTIVES

While performing the Board and Director performance assessments, Directors assessed 2021 progress and proposed areas of future focus as it relates to strategy and management performance. These included:

Strategy and Business:

•

In the context of the Company’s strategy of providing customers with reliable, affordable and clean energy, the focus on growth opportunities will include an evaluation of Emera’s growth strategy and consideration of additional growth platforms.

•

Financial metrics, capital structure and longer-term financial objectives will be examined in the context of evolving economic conditions to ensure Emera’s commitment to its shareholders is appropriate.

•	With the energy industry in transition, the Company and its Board will focus on material risks and opportunities within its utilities, including organic growth projects.
•

The strong support for Emera’s climate commitment will continue with overall advancement of Emera’s sustainability agenda under the oversight of the newly established Risk and Sustainability Committee.

Organizational Structure and Capacity:

•	As a top priority, safety performance will continue as an area of focus.
•	The succession plans in place will be assessed and advanced to ensure clear medium- and long-term plans match the requirement for talent within Emera’s businesses.
•	The skills required to advance Emera’s businesses will continue to be assessed to meet the needs of the utility of the future.
•	The plan for advancing diversity in the workplace will be a focus.

BOARD DIVERSITY

Diversity at the Board of Directors level is an important strategic objective of Emera and is incorporated into the Board’s succession planning and recruitment processes. In 2021, the Board adopted a Board Diversity Policy (“Diversity Policy”). The Diversity Policy sets out a framework to promote diversity on the Board.

The Board recognizes the value of diversity among its directors. Emera believes that a Board made up of highly qualified individuals from diverse backgrounds promotes better corporate governance and effective decision-making.

The Diversity Policy provides that to support the Board’s diversity objectives, the Nominating and Corporate Governance Committee (“NCGC”), when identifying and considering the selection of qualified nominees for the Board, will:

1.	Consider the benefits of diversity, including gender, age, Indigenous heritage, and ethnic, racial or visible minority status and other diversity characteristics; and
2.	Ensure that not less than 30 per cent of the directors are women.

The Diversity Policy further provides that the NCGC will annually discuss and review the Diversity Policy and agree on the relevant measurable objectives for promoting diversity on the Board in light of the skills required on the Board at that time and make recommendations for consideration and approval by the Board.

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In implementing its responsibilities under the Diversity Policy, the Committee is to take into account Emera’s diversity objectives and the diverse nature of the business environment in which Emera operates, as well as the need to maintain flexibility to effectively address succession planning and to ensure that Emera continues to attract and retain highly qualified individuals to serve on the Board.

The Board currently has one Director who has identified as being either Indigenous, a member of a visible minority or as having a disability. The Board also has one Director who has identified as having other diverse characteristics, apart from gender. Data on the representation was obtained through anonymous voluntary self-identification. As provided for under the Diversity Policy, the Company is focused on establishing and maintaining a Board with a diverse mix of experience, skills and backgrounds. The NCGC considers candidates having due regard to the benefits of diversity. Its focus for Board recruitment in 2021 led to the recruitment of two new Directors, both former CEOs of electric utilities who provide the Board with deep industry experience – one a resident of Canada and the other a resident of the US, one male and one female. In undertaking such searches, the NCGC regularly retains qualified external recruiters to help identify candidates of diverse backgrounds, characteristics and skills determined by the skills matrix. These recruiters are mandated to seek diverse candidates who meet the skills, experience and diversity objectives established by the Diversity Policy and skills matrix review.

The list of Director nominees for the 2022 Annual Meeting includes five women out of 12 Director nominees, or 42 per cent. This exceeds the minimum requirement of 30 per cent women under Emera’s Diversity Policy.

Subsidiary Board Diversity

Emera has made significant progress in this area. Of the 21 external directors that serve on the Boards of our four largest subsidiaries (Nova Scotia Power, Tampa Electric, Peoples Gas and New Mexico Gas), 47 per cent are female and 33 per cent are Black, Hispanic or Indigenous. Diversity on our subsidiary boards remains an ongoing focus.

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Compensation

EXECUTIVE COMPENSATION

On the recommendation of the Management Resources and Compensation Committee (“MRCC”), the Board of Directors determines the compensation for the Company’s senior executives and other officers of the Company. See Compensation Discussion and Analysis with respect to compensation of the Company’s named executive officers.

DIRECTOR COMPENSATION

The compensation of Directors is designed to:

•	Recognize the substantial time commitments required to oversee management of the Company;
•	Attract and retain highly skilled and experienced individuals to serve on Emera’s Board;
•	Ensure alignment with shareholders’ long-term interests; and
•	Support Directors’ independence from management.

The Board of Directors independently determines the compensation for the Company’s Directors on the recommendation of the NCGC. In 2020, the Company removed meeting fees for Directors and moved to a flat fee structure. It also removed per meeting travel fees and moved to a single $10,000 travel allowance.

For more details on total compensation received by Emera Directors in 2021, see Compensation of Directors in 2021 earlier in the Circular.

Emera Director Compensation in 2021

Compensation component	Compensation value

Annual Director cash retainer	$92,500

Annual Director DSU retainer	$160,000

Total Annual Director Cash and DSU Retainer	$252,500

Travel allowance

$10,000

Directors did not travel to the Company’s Board and Committee meetings until the fourth quarter of 2021. For this reason the travel allowance was not paid for the first, second and third quarters of 2021. 25% of the travel allowance was paid for the fourth quarter when Directors did travel for meetings.

US-domiciled Directors

To address the impact of changes in the Canadian and US foreign exchange rate, the annual cash retainer, committee retainers and travel allowance for US-domiciled Board members are paid in US dollars using a one-to-one conversion rate to the Canadian dollar.

Annual Chair of the Board

• Cash retainer	$225,000

• DSU retainer	$225,000

Total Annual Chair Retainer	$450,000

ANNUAL REVIEW

The NCGC annually reviews the compensation of Directors to ensure it is appropriate.

The Committee reviews the compensation practices of publicly traded companies similar in size and complexity to Emera to determine whether the Directors are appropriately compensated for the responsibilities and risks involved in being a member of the Company’s Board. The review is based upon publicly available information concerning Directors’ compensation and the advice of Mercer (Canada) Limited, a third-party compensation consultant.

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The NCGC has adopted the 50th percentile as a target for Director compensation and has determined it would be appropriate for Emera to continue to position total compensation of Directors at approximately the median of its peer group, which is the average of the Canadian and US sub-groups. The peer group used for Director compensation purposes is the same as the benchmarking comparator group used for senior executive compensation purposes and disclosed in the Statement of Executive Compensation later in the Circular.

DIRECTOR SHARE OWNERSHIP GUIDELINE

Director common share and DSU ownership is viewed by Emera as an important means of enhancing the alignment of Director and shareholder interests.

In November 2021, the Board, on the recommendation of the NCGC, revised the Guideline by:

•	Accelerating the time frame within which new Directors must meet the Guideline – from five years to three years (Directors appointed before November 2021 have five years to meet the guideline).
•	Eliminating the provision of additional time whenever the Board retainer changes.

 Director Share Ownership Guideline

All Directors must each own three times the total cash and equity-based annual Board retainer in Emera common shares or DSUs, or a combination of the two, within three years of the appointment date of a new Director (“Share Ownership Guideline”). Directors are required to take 100 per cent of their compensation in DSUs until they have met the Share Ownership Guideline.

Based on the annual retainer for Emera Directors in effect, each Director must own Emera shares or DSUs, or a combination of the two, worth $757,500 within three years following their appointment date.

Details of each Director’s share and DSU ownership, and status under the Share Ownership Guideline, is shown in each Director nominee biography earlier in this Circular. All of Emera’s Director nominees are in compliance with these guidelines.

DIRECTORS ARE INCREASING THEIR SHARE/DSU OWNERSHIP OVER TIME

By virtue of the compensation payable in DSUs, more than 63 per cent of the annual retainer for Emera Directors will be paid in DSUs, which mirror the value of Emera common shares. The Directors increase their DSU ownership by at least $160,000 per annum. A majority of the Director nominees have elected to receive DSUs in lieu of cash compensation they would otherwise be entitled to as Emera Directors.

MAJORITY VOTING FOR ELECTION OF DIRECTORS

The confidence of shareholders in the actions of the Board and management is important. In order to provide a mechanism for shareholders to express that confidence in each Director, the Board has adopted a Majority Voting Policy for Directors.

 Majority Voting Policy

Should a Director nominee, in an uncontested election at a meeting of shareholders of Emera Inc. at which Directors are to be elected, receive a majority of “withheld” votes from his or her election as a Director (a “Majority Withheld Vote”), the individual shall submit his or her resignation to the Board for consideration immediately following such shareholders’ meeting.

The votes determining a Majority Withheld Vote shall be the total votes cast by ballot by shareholders and proxyholders, or if a ballot vote was not conducted, shall be the total votes represented by proxies validly deposited prior to the shareholders’ meeting.

The Directors who received a majority “For” vote at the shareholders’ meeting shall consider whether or not to accept the resignation.

If there are less than three such Directors, the entire Board shall meet to consider the appropriate actions to be taken. The resignation of a Director who received a Majority Withheld Vote shall be accepted absent exceptional circumstances and is effective when accepted by the Directors. The determination shall be made within 90 days following the date of the shareholders’ meeting and a news release disclosing such determination shall be issued promptly following such determination. If the resignation is rejected, the news release shall include the reasons for rejecting the resignation. A copy of the press release shall be provided to the Toronto Stock Exchange.

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Since the adoption of the Majority Voting Policy in 2008, all Director nominees have received a majority “For” vote at the Company’s meetings of shareholders.

ORIENTATION OF DIRECTORS AND CONTINUING EDUCATION

In order to best bring their skills and experience to the operation of the Board, new Directors receive an in-depth orientation to the Company’s executive leaders, business, strategy, principal risks, financial information and governance practices. This allows them to effectively and efficiently step into their new role as Director and discharge the responsibilities of that role. The Board and management have built and continue to expand a long-term program of training and information sharing for Directors to enhance their effectiveness and reinforce a collegial working relationship among members of the Board.

Orientation sessions are attended by the President and CEO and other executive officers or leaders of key subsidiaries. The Chair also attends the orientation with a new Director. A reference manual is provided in advance of the session that includes:

(a)	Recent annual and interim MD&A and financials, Management Information Circular and Annual Information Form;
(b)	Board and Committee Charters;
(c)	Strategic Plan and Business Plan and Budget;
(d)	Guide to the Company’s management structure;
(e)	Insider trading guidelines;
(f)	Emera’s Code of Conduct; and
(g)	Minutes of previous Board meetings.

CONTINUING EDUCATION FOR DIRECTORS

The Board, with the support and oversight of the NCGC, regularly seeks opportunities to update, educate and inform the Directors in areas they request or that management determines are relevant to issues facing the Company.

The Board and Committees receive regular presentations from Management updating Directors about market and industry conditions and trends that may impact the Company’s business and influence its strategy. From time to time, the Board receives specialized presentations on various matters of significance to the Company.

Annually, the Board has also been provided with opportunities to visit operational facilities to help Directors to get to know leaders, understand management structure and more fully understand the business. Given the global COVID-19 pandemic, the Emera Board has avoided travel and, therefore, there were no visits to operational facilities in 2021. Site visits are tentatively being scheduled for later in 2022 pending health guidelines regarding travel and gatherings.

Emera adopted a Guideline for Directors’ Attendance at Education Sessions, which is designed to encourage Directors to participate in education sessions from time to time that are directly related to the business of the Company and the performance of their duties as a Director of the Company. The Guideline provides that independent Directors who wish to attend an education session request the approval of the Board Chair to attend a particular education session and receive reimbursement of expenses in accordance with the Guideline. In 2021, Emera Directors participated in relevant education that included sessions presented by the Institute of Corporate Directors in Canada and the National Association of Corporate Directors in the United States.

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Directors participated in education sessions and received education materials about specific topics in 2021, as follows below:

Topic	Date	Participants
Business and operations

Serious Injuries and Fatalities Precursors and Prevention	January	HSEC members and Board Chair

The Energy Wheel: Review of the Art and Science of Energy- Based Hazard Recognition (White Paper)	January	HSEC members and Board Chair

High-Impact Risks regarding Emera’s Caribbean Operations	February	Board members

Developments in financial reporting, tax, regulatory landscape and risk management, material from Emera’s external auditors	February	Audit Committee members and Board Chair

Implications of the Storm Uri Texas Extreme Weather Event of Late February 2021	April and May	Board members

Cybersecurity oversight, fraud detection, enterprise resilience, sustainability and non-financial reporting, culture and societal change, material from Emera’s external auditors	May	Audit Committee members and Board Chair

Capital Market Overview	May	Board members

High-Impact Risks - Terrorist Attack Summary Analysis and Extreme Cold	May	Board members

Cybersecurity Disclosure	August	Audit Committee members and Board Chair

Market trends and regulatory updates

Canada/US Climate and Energy Policies & Green Stimulus	February	Board members

Diversity & Inclusion Education Session regarding inclusive leadership, challenging and confronting anti-black racism	May	Board members

Deep Decarbonization	June	Board members

Executive Compensation and Governance Trends	September	MRCC members and Board Chair

Stock Options Taxation Change	September	MRCC members and Board Chair

US Infrastructure Funding and Canadian Legislative and Policy Overview	September	Board members

The Board of Directors encourages, and the Company pays the out of pocket costs for, Directors to pursue education sessions provided by third parties that are related to the business of the Company and the performance of their duties as a Director of the Company.

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Risk Management

The Emera Board has a comprehensive and multi-faceted approach to risk oversight.

The Board of Directors is responsible for overseeing risk. It is also responsible for overseeing the implementation by management of appropriate systems to identify, report and manage the principal risks of Emera’s business. It is responsible for overseeing the development of Emera’s risk management framework and allocation of responsibilities for risk management, which it does with support from the Risk and Sustainability Committee (“RSC”). The Board has endorsed a risk statement that articulates the Company’s risk appetite. The risk statement sets out the risk appetite across a number of areas and is intended to provide general guidance for decisions of the Company. The Board considers Emera’s risk profile and oversees Emera’s risk management by reviewing:

(a)	the annual identification and assessment of the principal risks of Emera;
(b)	the process for ongoing monitoring, updating and reporting of the principal risks of Emera;
(c)	the effectiveness of Emera’s mitigation response to its principal risks; and
(d)	the alignment of risk management with Emera’s risk profile, its strategy and its organizational objectives, including capital and resources allocation.

Further, a comprehensive and ongoing risk assessment is part of every major project the Company undertakes. The Board is also responsible for reviewing Emera’s annual insurance program and its uninsured exposure.

Over the course of 2020, the Board oversaw a significant advancement in the way enterprise risk is assessed and reported on to provide greater insight into the current and future state of Emera’s risk posture. This involved two interrelated initiatives that have enhanced governance of enterprise risk at Emera. Under the Board’s oversight, management undertook a robust, in-depth analysis of several of its top high-impact enterprise risks where teams identified and assessed the likelihood and impact, and maturity of control systems, for a number of the Company’s major risks and identified further opportunities for risk mitigation. This work continued in 2021 with respect to other high impact risks. In addition, the previous quarterly risk dashboard was significantly updated and supplemented with a new heat map, which identifies for each risk, the inherent risk, the currently mitigated risk, the maturity of the control environment and the directional opportunities for further risk reductions.

The Board annually evaluates the operation and effectiveness of the Board of Directors, its Committees and the Chair of the Board. That evaluation includes consideration of whether the Board has examined the key risks to the Company’s strategy and business plan. It also invites suggestions for improving the risk management process. More information about this process is included under Board and Director Performance Assessments in the Circular.

The Board has delegated certain risk oversight to the Committees as set forth in their Charters. Notwithstanding such delegation, the Board retains its oversight function and ultimate responsibility for these delegated functions.

Risk and Sustainability Committee (“RSC”)

The Board of Directors established a Risk and Sustainability Committee (“RSC”) in September 2021. The RSC is responsible for assisting the Board in carrying out its risk and sustainability oversight responsibilities and includes oversight of the Company’s Enterprise Risk Management framework, including the identification, assessment and monitoring of enterprise risks. It also includes the responsibility for oversight of the Company’s approach to sustainability and its performance relative to its sustainability objectives. The RSC risk mandate includes the oversight of cybersecurity risk.

Management Resources and Compensation Committee (“MRCC”)

The MRCC is responsible for evaluating the compensation programs to determine that they do not reward executive officers for taking inappropriate risks that may harm the interests of the Company and its shareholders. The MRCC conducts a compensation risk review annually to ensure that the compensation policies are designed to take account of and mitigate (a) the incentive opportunities that inadvertently encourage excessive and unnecessary risk-taking, (b) pay structures that inadvertently encourage behaviour that destroys or diminishes long-term value, (c) a lack of appropriate alignment between pay and performance, and (d) payouts that are not aligned with Emera’s business strategy. In respect of succession risk, the MRCC also supports and contributes to the Board’s succession planning process in respect of the President and Chief Executive Officer of the Company, and annually reviews the succession planning process for senior management and other potential senior management candidates, including its subsidiaries, and oversees and contributes to that process.

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Audit Committee

The Audit Committee of the Board of Directors assists the Board in discharging its oversight responsibilities concerning the integrity of Emera’s financial statements, its internal control systems, the internal audit and assurance process, the external audit process and its compliance with legal and regulatory requirements. The Audit Committee has oversight responsibilities for trading and credit risk. It receives the annual update on trading and credit risk activities, and reports to the Board.

Health, Safety and Environment Committee (“HSEC”)

The HSEC reviews actions taken by the Company to identify and manage risks related to health, safety and environmental matters that may have the potential to adversely impact the Company’s operations, employees, strategy or reputation. In 2021, the HSEC reviewed detailed updates on the Company’s COVID-19 pandemic response and planning.

Ethical Business Conduct

The Board is committed to sustaining a culture of integrity and ethical business practices throughout the Company.

CODE OF CONDUCT

Emera adopted a new Code of Conduct when Emera and TECO closed their merger transaction in 2016, replacing Emera’s Standards for Business Conduct and TECO’s Code of Ethics & Business Conduct. The Board promotes a culture of ethical business conduct, and one of the ways it does this is by requiring Directors, officers and employees of Emera and its subsidiaries to sign a form acknowledging they have reviewed, understand, are currently in compliance and agree to comply with our Code when they join the Company, and annually thereafter.

The Code of Conduct is available on Emera’s website at www.emera.com/governance, or a copy may be obtained by contacting the Chief Human Resources Officer, Emera Inc., P.O. Box 910, Halifax, Nova Scotia B3J 2W5.

The Board regularly reviews the Code of Conduct and makes revisions to update the content in keeping with best practices. Employees are encouraged under the Code to, in good faith, seek advice, raise concerns, and report suspected misconduct related to Emera’s business. Emera does not tolerate retaliation, threats of retaliation, termination from an Emera Company, or discrimination that is directly or indirectly related to the good faith disclosure of suspected unethical activities or violations of laws, regulations or policies.

The Board monitors compliance with the Code of Conduct through oversight of the Company’s ethics program in the manner described below, including as detailed in Related Party Transactions. There have been no instances of any waiver of compliance with the Code of Conduct for any Director or Officer.

RESPECTFUL WORKPLACE

Emera has a long-standing Respectful Workplace Policy, which clearly condemns harassment, sexual harassment, bullying and discrimination in the workplace. Emera’s Code of Conduct also highlights the Company’s commitment to respect in the workplace and makes it clear there is no place for disrespect in the form of harassment, sexual harassment, bullying or discrimination in the workplace.

Emera’s Respectful Workplace Policy has been adopted by all operating subsidiaries. The Policy highlights the standard process for reporting and addresses harassment, sexual harassment, discrimination and bullying. These revisions have been reflected in the Code of Conduct and mandatory training. The training includes a more robust module on harassment, sexual harassment, discrimination and bullying, and outlines the support available to employees.

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ETHICS HOTLINE

The Company has established a confidential Ethics Hotline hosted by an independent external service provider. The Ethics Hotline is available to employees, contractors and third parties to report allegations of non-compliance with the Code of Conduct. The internal audit department (“Audit Services”) is responsible for administering the Ethics Hotline process and ensuring all reports are investigated by the Company. Audit Services provides an overview of the Ethics Hotline reports to the Audit Committee on a quarterly basis.

CORPORATE DISCLOSURE POLICY

The Board has approved a Disclosure Policy to ensure that communications to investors and potential investors are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements to the investing public, analysts and the media. For the full text of the Corporate Disclosure Policy, visit www.emera.com/governance.

CONFLICTS OF INTEREST

Directors are required to declare any conflict of interest that they may have in a matter before the Board. In any matter requiring approval of the Board, a Director is prohibited by the Company’s Articles of Association from voting in respect of the matter in which the Director is interested.

RELATED PARTY TRANSACTIONS

Transactions between Emera and related parties are monitored in several ways to determine that such transactions comply with applicable laws, regulatory rules, and Emera’s Code of Conduct. In particular:

•

The Audit Committee oversees the disclosure in Emera’s financial statements of related party transactions that are required to be disclosed pursuant to United States Generally Accepted Accounting Principles. In the ordinary course of business, Emera provides energy and other services and enters into transactions with its subsidiaries, associates and other related companies on terms similar to those offered to non-related parties. All material amounts are under normal interest and credit terms. Additional disclosure is provided in Emera’s financial statements regarding more significant transactions between Emera and its associated companies.

•

Under Emera’s Articles of Association, any Director who has an interest in a transaction with the Company must disclose the existence and nature of the interest to the Board of Directors and such Director may not participate or vote on the matter.

•

Under Emera’s Code of Conduct, Directors, officers and employees of Emera cannot own more than a 10 per cent interest in, or act in the capacity of a director, officer, partner, consultant, employee or agent for a supplier, contractor, sub-contractor, Emera customer, competitor or any other person or organization with which Emera has a similar relationship, without the express prior approval of Emera’s President, Board Chair or its Board of Directors, as the case may be. They must also seek similar approval when a company, partnership or business in which they, or a member of their family, own more than a 10 per cent interest, or in which they are a director, partner, officer, consultant, employee or agent seeking to do business with Emera.

•

Also, as described in Emera’s Code of Conduct, Emera’s subsidiaries are regulated by several Canadian, US and Caribbean energy regulators. Certain of these regulators have imposed specific codes and standards of conduct that address matters such as undue discrimination and preferential treatment between regulated companies and their affiliates. These rules may apply to and restrict arrangements between affiliates to conduct business or share employees. Emera’s subsidiaries have created separate codes and standards of conduct addressing these matters. Directors, officers and employees are required by the Code to be aware of, and comply with, these affiliate rules at all times.

The Audit Committee is responsible for annually receiving and reviewing a report on executive officers’ compliance with the Code of Conduct and receives quarterly reports on the Company’s ethics program, including reports received through the Ethics Hotline (see Ethics Hotline, above) or submitted directly to the Company’s Audit Services group.

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SUBSIDIARY GOVERNANCE

Emera’s operating subsidiaries have robust and disciplined governance processes that include fully active Boards of Directors, with most having a complement of external Directors. In most cases, external, independent and local Directors are added to the subsidiary Board until they form a majority on the Board. The inclusion of external members on subsidiary Boards in a fiduciary role as Directors has significant benefits. Local Directors bring a diversity of thought and perspective to the Board and they bring a connection to the community where the business is located. The Boards of most of Emera’s subsidiaries have adopted Board charters. These charters reflect the appropriate balance between the role of an operating subsidiary Board and the role of Emera as the parent holding company.

The Chair of each operating subsidiary Board is elected in accordance with the subsidiary’s organizational documents and is typically Emera’s CEO or an Emera executive based on the CEO’s recommendation. Additional Emera and subsidiary executives are also Directors but combined would typically form a minority of the Board. Emera values the benefits that diversity can bring to subsidiary Boards of Directors. Emera’s operating subsidiaries seek to achieve and maintain a Board comprised of talented and dedicated Directors with a diverse mix of experience, skills and backgrounds.

As the parent holding company, Emera provides certain corporate-wide services to its operating subsidiaries. These corporate-wide services, which provide benefit for the entire organization, include several areas such as safety, environment, compliance, internal audit, insurance, corporate security and treasury services. Enterprise-wide policies of Emera, such as Emera’s safety management system, are either expressly adopted by an operating subsidiary Board, or the impact is considered by Emera through consultation with the operating subsidiary.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board is committed to effectively and efficiently carrying out its oversight responsibilities. As such, it strongly supports the work of its five standing Committees, to which certain functions are delegated as set forth in their written charters. The Board Committees are:

(a) the Risk and Sustainability Committee (“RSC”)	For the full text of the RSC, Audit Committee, HSEC, MRCC and NCGC Charters, visit www.emera.com/governance.
(b) the Audit Committee;
(c) the Health, Safety and Environment Committee (“HSEC”);
(d) the Management Resources and Compensation Committee (“MRCC”); and
(e) the Nominating and Corporate Governance Committee (“NCGC”).

From time to time the Board establishes ad hoc Committees.

Composition of Committees

The current composition of each Committee is indicated in this table. All Committees consist of independent Directors, except the HSEC, on which a majority of Committee members are independent.

	James Bertram	Henry Demone	Kent Harvey	Lynn Loewen	John Ramil	Andrea Rosen	Richard Sergel	Karen Sheriff	Jochen Tilk
Risk and Sustainability Committee				●				●	●
Audit Committee			●	●		●	●
Health, Safety and Environment Committee	●		●	●	●
Management Resources and Compensation Committee	●	●						●	●
Nominating and Corporate Governance Committee		●				●	●		●

● Chair ● Member

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RISK AND SUSTAINABILITY COMMITTEE (“RSC”)

Role of the RSC

Having been established in September 2021, the role of the RSC is to assist the Board with the matters relating to risk and sustainability, making recommendations to the Board as appropriate.

The Committee oversees Emera’s risk management framework and allocation of responsibilities for risk management. It does this by receiving and reviewing with management:

a.	The Company’s Enterprise Risk Management function, governance and program framework which management employs to identify, assess, monitor and manage enterprise risk;

b.	The quarterly Risk Dashboard to assess whether the appropriate key enterprise risks have been identified and are being addressed;

c.	The Company’s assessments of identified High-Impact Risks and its prevention and mitigation strategies and plans to address them;

d.	The Company’s Risk Statement;

e.	The annual report of the Company’s insurance risk transfer program;

f.	The quarterly reports on the Company’s cybersecurity program; and

g.	Periodic reports on the Company’s business continuity programs.

The Committee also oversees the Company’s approach to sustainability and its performance relative to its sustainability objectives. To do this, it:

a.	Reviews the Sustainability governance and program framework and policies that management employs to monitor, manage and report on sustainability risks.

b.	Receives and reviews periodic reports of management’s Sustainability Management Committee on the status of material sustainability risks identified by that Committee.

c.	Receives and reviews the Company’s annual Sustainability Report.

d.	Reviews and, where appropriate, recommends to the Board, management’s proposed public sustainability commitments; and

e.	Monitors and reports to the Board on emerging sustainability risks and trends.

Activities of the RSC in 2021

In November 2021, the RSC held its inaugural meeting, the only meeting of the Committee last year. At that first meeting, the RSC performed the following key functions:

1.	Reviewed its mandate as set forth in the RSC Charter and reviewed an annual work plan reflecting that mandate;

2.	Received and reviewed a cybersecurity update;

3.	Received and reviewed the Risk Dashboard;

4.	Reviewed emerging risks;

5.	Reviewed a report relating to Environmental, Social and Governance (“ESG”) risk;

6.	Received and reviewed an ESG report;

7.	Reviewed the plan for a Director education session on climate change governance and ESG disclosure requirements; and

8.	Received a summary of proposed securities regulations respecting disclosure of climate-related matters.

AUDIT COMMITTEE

Role of the Audit Committee

The Audit Committee assists the Board in discharging its oversight responsibilities concerning the integrity of Emera’s financial statements, its internal control systems, the internal audit and assurance process, the external audit process and its compliance with legal and regulatory requirements.

The Committee is responsible for reviewing and recommending to the Board the annual and interim financial statements and all related management’s discussion and analysis.

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The Committee evaluates and recommends to the Board the appointment of the external auditors and the compensation of such external auditors. Once appointed, the external auditors report directly to the Committee, and the Committee oversees the work of the external auditors concerning the preparation or issuance of the Auditors’ reports or the performance of other audit, review or attest services for Emera.

The Committee reviews and discusses Emera’s major financial risk exposures and the policy steps management has taken to monitor and control such exposures, including the use of financial derivatives, hedging activities, credit and trading risks.

The Committee reviews management controls and processes concerning the administration of investment activities, financial reporting, and financial performance and funding of the pension plans. The Company’s lead internal auditor also reports directly to the Audit Committee, and the Committee approves the appointment, removal and replacement of the lead internal auditor.

Activities of the Audit Committee in 2021

The Audit Committee met five times in 2021. In accordance with its mandate, the Audit Committee performed the following key functions in 2021:

1.	Reviewed accounting and disclosure issues;

2.	Reviewed annual credit and market price risk report;

3.	Reviewed annual tax update;

4.	Reviewed annual and quarterly reports of the Chief Compliance Officer;

5.	Reviewed quarterly reports of material litigation;

6.	Reviewed cybersecurity updates and a third-party data risk mitigation plan;

7.	Reviewed and recommended to the Board of Directors for approval the audited 2020 year-end financial statements;

8.	Reviewed and approved interim financial statements, Management’s Discussion and Analysis, and press releases;

9.	Reviewed the CFO’s quarterly financial review;

10.	Reviewed management’s report of the Company’s compliance program under National Instrument 52-109 and Sarbanes- Oxley Act (“SOx”);

11.	Reviewed the quarterly Audit Services reports and reviewed quarterly reports on the Company’s Ethics Program, including fraud investigations, from the Senior Director Auditor Services;

12.	Reviewed and approved the assurance and advisory plan, including resource structure and budget for the Audit Services function;

13.	Reviewed pension plan performance;

14.	Reviewed the Annual Corporate Insurance program;

15.	Reviewed the 2021 Audit Plan of the external auditors, Ernst & Young, LLP; and

16.	Reviewed the Company’s Net Earnings Hedge Policy and recommended it to the Board of Directors for approval; and

17.	Reviewed and recommended to the Board of Directors revisions to the Audit Committee Charter.

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE (“HSEC”)

Role of the HSEC

The purpose of the HSEC is to assist the Board in carrying out its responsibilities relating to oversight and coordination of Emera’s health, safety and environmental programs, and making recommendations to the Board as appropriate.

The Committee’s role is to review the performance of the Company on health, safety and environmental matters, including the Company’s compliance with legislation, and conformance with industry standards and best practices. It reviews emergency response plans and programs.

The HSEC oversees the Company’s health, safety and environmental systems and policies. It reviews actions taken by the Company to identify and manage risks. This oversight extends to Emera’s subsidiaries.

Any significant safety or environmental incidents respecting the Company’s assets or operations will be reviewed by the HSEC, including those involving personnel safety, contractor safety, public safety or environmental damage. The Committee oversees management’s response to any significant regulatory findings, orders, reports and/or recommendations related to health, safety and the environment.

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Activities of the HSEC in 2021

The HSEC met four times in 2021 and in line with its mandate, undertook the following key activities:

1.	Reviewed Emera’s Occupational Safety & Health Policy Statement;

2.	Reviewed the 2020 environmental performance of Emera’s businesses;

3.	Monitored Emera’s COVID-19 pandemic response plan, responsible re-entry plan and related guidelines;

4.	Reviewed the 2020 safety performance of Emera’s businesses;

5.	Reviewed the safety and environment objectives and measures for the Company’s 2021 incentive compensation Scorecard; and

6.	Reviewed the emergency response plans and programs for Emera and its businesses.

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE (“MRCC”)

Role of the MRCC

The Committee reviews overall compensation, including salary and benefits policies, and recommends such policies to the Board of Directors for approval.

The MRCC supports the Chair of the Board in conducting a review of corporate goals and objectives relevant to the President and CEO’s compensation and supports the Chair of the Board in recommending such goals and objectives for the current year to the Board of Directors. The Committee ensures that an assessment of the President and CEO’s performance in relation to these goals and objectives is completed. It makes recommendations to the Board of Directors relating to the President and CEO’s total compensation, including participation in incentive compensation and equity-based plans. It also makes recommendations about senior management’s total compensation and incentive compensation plans and equity-based plans. It approves grants of stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) in accordance with the provisions of the respective plans. It reviews executive compensation disclosure prior to the Company releasing such information to the public.

The Committee recommends executive officer appointments to the Board of Directors for approval. It supports and contributes to the Board’s succession planning process in respect of the President and CEO of the Company. It annually reviews the succession planning process for senior management and other potential senior management candidates, including for Emera’s subsidiaries, and oversees and contributes to that process. It reviews share ownership guidelines for executive officers. It satisfies itself that there are appropriate labour relations strategies in place and it regularly reviews management’s direction and decisions made in support of labour and employee relations. It also reviews the design of pension plans for the Company’s employees.

The MRCC is responsible for evaluating the compensation programs to determine that they do not reward executive officers for taking inappropriate risks that may harm the interests of the Company and its shareholders. Under its Charter, the Committee must conduct a compensation risk review annually to ensure that the compensation policies are designed to take account of and mitigate:

(a)	incentive opportunities that inadvertently encourage excessive and unnecessary risk-taking;

(b)	pay structures that inadvertently encourage behaviour that negatively impacts long-term value;

(c)	misalignment of pay and performance; and

(d)	payouts that are not aligned with Emera’s business strategy.

Activities of the MRCC in 2021

The MRCC met three times in 2021 and in accordance with its mandate, performed the following key functions:

1.	Reviewed the 2020 Scorecard results for Emera and its affiliates and recommended approval by the Board of Directors;

2.	Reviewed executive performance in 2020 and recommended 2021 executive compensation to the Board of Directors;

3.	Reviewed and recommended Emera’s 2021 Corporate Scorecard to the Board of Directors;

4.	Reviewed affiliate Scorecards for 2021;

5.	Reviewed and approved long-term incentive plan payouts in respect of 2020 and grants for 2021;

6.	Reviewed and recommended to the Board of Directors an increase in the Senior Management Stock Option Plan;

7.	Reviewed and recommended to the Board of Directors 2021 compensation of the CEO;

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8.	Reviewed trends in executive compensation, stock option taxation and gender equity;

9.	Reviewed an annual compensation design risk assessment;

10.	Approved long-term incentive plan design changes for 2022;

11.	Reviewed a diversity, equity and inclusion dashboard; and

12.	Reviewed annual succession plans for senior management.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE (“NCGC”)

Role of the NCGC

The NCGC assists the Board with a variety of matters relating to corporate governance. One of its primary duties is to provide the Company with a list of nominees for election as Directors to be included in the Company’s Management Information Circular prior to each Annual Meeting of Shareholders of the Company. The Committee is responsible for identifying, considering and recruiting people qualified to become Directors, having regard for the
background, employment and qualifications of possible candidates and the criteria for service as a Director as approved by the Committee and the Board.	For more information about the nomination of Directors, see Nomination of Directors and Director Recruitment Process earlier in this Circular.

The NCGC oversees the succession of Directors in accordance with the Board’s Renewal Principles and following a full skills assessment, having regard to the anticipated retirement of Directors and, where applicable, the Chair of the Board and Committee Chairs.

The NCGC is responsible for developing and communicating the Company’s approach to corporate governance issues, and reviews and approves Emera’s disclosure of corporate governance practices, including this Statement of Corporate Governance Practices. The Committee keeps abreast of best governance practice benchmarks and regularly evaluates the governance practices of Emera. It reviews any disclosure of the Company’s corporate governance practice in accordance with applicable rules and regulations.

The Committee is responsible for assisting the Board and its Committees in determining Committee composition, as well as reviewing and updating the mandate of each Committee, for submission to the Board. It also makes recommendations to the Board on all components of non-employee Director compensation, including the Board Chair and Committee Chairs. Another area of responsibility includes determining the process by which performance assessments are to be conducted, which evaluate the performance of the Board, the Board Chair, individual Directors, Board Committee Chairs and Board Committee members.

Activities of the NCGC in 2021

The NCGC met six times in 2021 and undertook the following activities:

1.	Reviewed the Director succession planning;

2.	Reviewed and recommended to the Board of Directors the adoption of the Board Tenure Guideline;

3.	Undertook recruitment activity to identify potential candidates for the Board of Directors;

4.	Reviewed and recommended to the Board of Directors changes to the compensation for Emera Directors;

5.	Reviewed and recommended to the Board of Directors adoption of Emera’s Board Diversity Policy;

6.	Reviewed and recommended to the Board of Directors changes to the Share Ownership Guideline for Directors;

7.	Received and reviewed a Corporate Culture Index;

8.	Reviewed the Board of Directors Charter;

9.	Reviewed the Company’s corporate governance practices and recommended changes to the Board of Directors;

10.	Reviewed reports on subsidiary governance, including the development of a model form of subsidiary board charter adopted by most subsidiary Boards;

11.	Reviewed the program of Directors and Officers insurance coverage;

12.	In consultation with the Chair of the Board, determined the process for conducting the annual Board and Director performance assessment;

13.	Reviewed and recommended to the Board of Directors the Charter establishing the Risk and Sustainability Committee;

14.	Reviewed and recommended to the Board of Directors revisions to the Audit Committee Charter; and

15.	Reviewed and recommended to the Board of Directors revisions to the NCGC Charter.

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COMMUNICATION WITH DIRECTORS AND SHAREHOLDER ENGAGEMENT

Disclosure Policy and Practices

The Board has adopted a Disclosure Policy to ensure all communications of material information to the investing public about the Company are accurate, that they fairly present in all material respects the Company’s financial condition and its results of operations and are made on a timely basis.

Emera has established an executive Disclosure Committee responsible for overseeing the Company’s disclosure practices. The Company’s CEO and CFO, the leaders of its businesses, and senior management responsible for legal, finance, investor relations, and communications functions are members of the Disclosure Committee, which meets at	Emera’s Disclosure Policy may be found on its website at www.emera.com/governance.
least quarterly. Members of the Committee are responsible for reviewing all core disclosure documents containing material information, including the Company’s management’s discussion and analysis and financial statements prior to their being presented to the Audit Committee and Board for approval. The Committee is responsible for taking reasonable measures to ensure the education of Directors, officers and employees about disclosure issues and the Disclosure Policy. The Disclosure Policy defines the Company’s designated spokespersons and outlines the role of employees in Company disclosure. It also defines procedures for contact with analysts, investors and the media and guidelines for the disclosure of forward-looking information in continuous disclosure documents, speeches and conference calls.

Engagement

Emera has a mature and robust program of engaging with financial analysts, investors and other stakeholders through direct meetings, investor events, quarterly analyst calls and other initiatives. In 2021, Emera’s executives met with many of the Company’s shareholders, including nearly all of Emera’s active top 20 investors. An investor day is generally held each year, most recently a virtual investor day was held on December 1, 2021. Shareholders can also participate in our annual meeting via live webcast. Directors receive detailed reports on the shareholder engagement activity by management at each regularly scheduled meeting of the Board.

The Directors are interested in shareholders’ views about the Company, its governance and its operations. The Board oversees systems for receiving feedback from shareholders and it monitors feedback received by the Company.

Shareholders are encouraged to provide feedback to management and/or the Board	Contact information

To reach management:

• President and CEO	Email: Scott.Balfour@emera.com
• Chief Financial Officer	Email: Greg.Blunden@emera.com
• Chief Legal and Compliance Officer	Email: Bruce.Marchand@emera.com
• Corporate Secretary	Email: Stephen.Aftanas@emera.com

To reach the Board: (1)

• Chair of the Board	Email: info@emera.com
• Chair of a Committee

(1)	Confidential communications with the Chair of the Board or another Board member should be mailed to the address below marked “Private and Confidential”.

The Board Chair and other Directors engage with shareholders upon request. In 2021, the Board Chair along with members of management met with two of our largest shareholders. The meeting’s discussion topics included Emera’s corporate governance practices and disclosure, executive compensation, Board oversight of risk and the Company’s approach to sustainability and ESG.

The Board recognizes that shareholder engagement is an evolving practice and plans to review its practices annually with a view to enhancing their effectiveness.

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Shareholder engagement process	Contact information

Shareholders may communicate with the Chair of the Board or
other independent Directors by sending them a letter using regular mail or other means of delivery. If the envelope is marked “Private and Confidential”, it will be delivered, unopened, to the Chair of the
Board of Directors, or such other independent Director to whom it is
addressed.	Attention: Chair of the Board of Directors of Emera Inc. (or Name of Independent Director) P.O. Box 910, Halifax, Nova Scotia B3J 2W5 in a sealed envelope marked “Private and Confidential”

Say on Pay

Emera’s 2022 Annual Meeting of Shareholders will again ask shareholders to consider and approve the Company’s approach to executive compensation. While the outcome of the vote is non-binding, the MRCC will take the results of the vote very seriously in determining the Company’s approach to executive compensation.

Shareholder Proposals

Shareholders can submit proposals to be considered at an annual meeting of the Company provided they are duly submitted in advance and included in the Management Information Circular for the meeting. A shareholder intending to submit a proposal for consideration at an annual meeting must comply with the applicable provisions of the Nova Scotia Companies Act and the Company’s Articles of Association (“Articles”). This includes compliance with the requirements for Director nominations contained in the Articles where the proposal includes a nomination for the election of an individual to the Board of Directors. The Company will include a shareholder proposal in its Management Information Circular prepared for an annual meeting provided such proposal was received by the Company at least 90 days before the anniversary date of the previous annual meeting and provided such proposal is required by the Companies Act to be included in such Management Information Circular. Regardless of whether you are submitting a proposal, the nomination of Directors is still subject to compliance with the Articles which require notice of the nomination not less than 30 days prior to the date of the annual meeting. Should you have any questions about shareholder proposals or Director nominations, please contact Emera’s Corporate Secretary using the contact information in the Notice of Meeting at the beginning of this Circular.

Additional Information

Additional information relating to the Company may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The Company’s financial information is contained in its comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2021.

For copies of the Company’s financial statements and management’s discussion and analysis, you may also contact the Office of the Corporate Secretary at:

Corporate Secretary

P.O. Box 910, Halifax, Nova Scotia B3J 2W5

Telephone: 902.428.6096; Facsimile: 902.428.6171; email: Stephen.Aftanas@emera.com.

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A Letter from the Management Resources and Compensation Committee to Our Shareholders

Dear Shareholder:

At Emera, our commitment to delivering sustainable value to shareholders is rooted in the strength of our people, strategy and portfolio. The ability of our executive team to lead and motivate all employees to act in the best interests of shareholders, customers and other stakeholders is fundamental to that commitment. In 2021, our executive leaders demonstrated this commitment as they led the company through the second full year of the COVID-19 pandemic. Policies and procedures established in 2020 to guide our teams through the pandemic were monitored, adjusted and updated in 2021 to ensure the continued safe delivery of the energy our customers count on and the value our shareholders expect. Executive leaders also developed and executed on plans to build on Emera’s strong track record as a leader in cleaner energy. Emera’s Climate Commitment, announced in February 2021, is a set of clear carbon reduction goals that will help guide our journey to net-zero CO2 emissions by 2050.

Emera’s compensation philosophy is to align pay with performance. This is why we directly link a significant portion of the compensation we pay our executives to the achievement of objectives that drive value. We believe that aligning the interests of our executives with the interests of our shareholders is critical, and we require executives to hold significant equity in the Company. Our share ownership guidelines reflect our belief that executives must also be shareholders and maintain a meaningful personal financial stake in the Company.

The Management Resources and Compensation Committee (the “Committee” or “MRCC”) is the steward of the Company’s compensation programs and oversees all aspects of executive compensation. The Committee carefully assesses and makes recommendations to the Board on how performance measures and targets are set so they reflect the Company’s core values and our short- and long-term strategic priorities. The targets must be achieved within the principles of prudent risk management, good corporate governance, our values, and compliance with relevant standards and regulations. Guided by these principles and input from other members of the Board and our independent consultants, the Committee diligently oversees the establishment of the Company’s performance goals and assesses our executive compensation programs, including payouts for the executive team, while continuously seeking to improve our practices and standards.

We are pleased to provide an overview of our approach to executive compensation, the Board’s assessment of Emera’s 2021 performance, and our decisions relating to executive compensation.

SAY ON PAY

We held our annual “Say on Pay” advisory vote at our 2021 Annual Meeting that allowed shareholders to indicate whether they agreed with Emera’s compensation practices and policies. Shareholders voted 98.06 per cent in favour of our approach to executive compensation. At this year’s Annual Meeting of Shareholders, we will again be presenting a “Say on Pay” non-binding advisory resolution. As part of our continued commitment to shareholder engagement, it is important for us to receive direct feedback from our shareholders and have constructive dialogue about our compensation decisions and other governance matters. Shareholders can contact the Chair of the Committee or the Chair of the Board at the address listed at the end of this letter.

2021 COMPENSATION DECISIONS

Based on the comparative positioning of Emera’s target compensation to market, the Committee is satisfied that our named executive officers are compensated competitively and aligned with our overall compensation philosophy.

Our compensation philosophy is guided by the median level of compensation paid by our peer group, which is made up of companies of a similar size, scope and complexity as Emera. In addition to the market competitive data, the Committee considers experiences, uniqueness of responsibilities and performance of the Named Executive Officers (“NEOs”) in setting the level of target compensation. At the end of 2020, the Committee reviewed benchmarking analyses from both Hugessen Consulting Inc., the Board’s independent compensation advisor, and Mercer (Canada) Limited, management’s external compensation advisor, using the Company’s benchmarking comparator group. The Committee will continue to monitor market trends to maintain our competitive positioning.

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In 2021, strong planning enabled the executive team to manage the succession of a number of key retiring executives, whose roles were filled with identified candidates. Late in the year, the Committee also considered the newly imposed taxation changes to Canadian stock options and their future value in the Company’s long-term incentive plan. The Committee concluded that stock options continue to provide leverage and remain an important piece of the Company’s long-term incentive plan and a pay-at-risk component. More information on the company’s plans can be found in Long-term Incentive Program.

The Committee also conducted its annual risk assessment to identify potential risks associated with Emera’s compensation design and policies, including risks associated with the changes to the long-term incentive plans noted in Changes to the Long-term Incentive Plans. The assessment concluded that there are no material risks associated with the compensation programs and the Company has an appropriate system of checks and balances in place to mitigate the level of risk undertaken by management. The Committee will continue to diligently monitor programs to maintain high governance standards.

REWARDING RESULTS

Emera’s achievements, as referenced throughout, have resulted in Emera delivering a consistent return on investment to shareholders in 2021 and historically over the longer term, which is indicated in the charts below. Emera’s total shareholder return (“TSR”) in 2021 was 22 per cent. On a cumulative basis, Emera’s TSR is 66 per cent over the past three years and 76 per cent over the past five years. Emera’s TSR outperformed the capped utilities index in 2021 but underperformed it over the three- and five-year periods. Notably, the capped utilities index comprises 16 companies, of which only seven, including Emera, operate regulated utilities. Compared to these regulated utility peers within the index, Emera outperformed all but one in each of the one- and three-year performance periods, and all but two in the five-year performance period. Emera underperformed the TSX Composite in 2021 but outperformed it over the three- and five-year periods.

Total Shareholder Return

(cumulative)

Total Shareholder Return

(annualized)

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Recognizing Emera’s performance against objectives established for the 2021 Emera Corporate Scorecard, the Board approved an annual Short-term Incentive Plan payout of 117.1 per cent of target for the Named Executive Officers. A full description of the 2021 Scorecard metrics and results is provided in 2021 Short-term Incentive Results.

Our 2021 Long-term Incentive Program, which consisted of performance share units (“PSUs”), restricted share units (“RSUs”) and stock options, is also closely aligned with our performance objectives. PSUs are linked to performance metrics that are measured over a three-year period. The 2019 PSU grant, which had a performance period from January 1, 2019 to December 31, 2021, measured Emera’s growth in adjusted earnings per share for compensation purposes (“compensation EPS”) and adjusted operating cash flow, pre-working capital for compensation purposes (“compensation cash flow, pre-working capital”).

Emera’s compensation EPS growth fell slightly short of target, and compensation cash flow, pre-working capital fell below threshold, which led to a performance factor of 74 per cent. Our long-term incentives are also linked to Emera’s share price. Compensation EPS and compensation cash flow, pre-working capital are non-GAAP measures and do not have a standardized meaning under US GAAP. A reconciliation of these non-GAAP measures to the nearest GAAP measures are discussed on page 75.

The Committee carefully reviews the metrics chosen for our incentive plans each year to ensure they continue to reflect the Company’s key strategic objectives.

The Committee engaged Hugessen Consulting Inc. to conduct the annual pay-for-performance analysis of the compensation paid to the President and CEO. The review looked at the compensation paid to former President and CEO Mr. Huskilson from January 2012 to December 2017, and the compensation paid to Mr. Balfour from 2018 to 2021, and compared the investment returns experienced by shareholders over those same periods. The analysis included both realized pay (consisting of amounts paid) and realizable pay (consisting of the value of any outstanding equity-based awards). The analysis concluded there was appropriate alignment between the President and CEO’s realized/realizable pay and shareholders’ investment return experience over the long term. Please see Total Shareholder Return vs. Named Executive Officer Compensation for more information on the analysis.

Based on the Company’s performance in 2021 and the impact of that performance on the compensation we pay our executives, we remain confident that our incentive plans and resulting payouts are closely aligned with the interests of our shareholders.

SUSTAINING SHAREHOLDER VALUE

The strength and stability of Emera are due in large part to the performance of the executive team. The accomplishments of the executive team in the face of a global pandemic demonstrated this again in 2021.

We remain confident that our executive compensation programs reflect our values and work well to retain and motivate executives to perform and deliver for customers and shareholders. We will continue to monitor our practices and industry trends and will adjust our approach when required.

As always, we welcome your review of our compensation programs and results, which are described in more detail in the Statement of Executive Compensation that follows. We encourage you to take part in our “Say on Pay” vote and we welcome your questions and feedback, which can be provided directly to the Chair of the Committee or the Chair of the Board by mailing (through regular mail or other means of delivery) to:

Attention: Chair of the MRCC,	Attention: Chair of the Board,

P.O. Box 910, Halifax, Nova Scotia B3J 2W5	P.O. Box 910, Halifax, Nova Scotia B3J 2W5

in a sealed envelope marked “Private and Confidential – Attention, Chair of the MRCC of Emera Inc.”.	in a sealed envelope marked “Private and Confidential – Attention, Chair of the Board of Directors of Emera Inc.”.

Henry Demone	James Bertram	Karen Sheriff	Jochen Tilk
Director and Chair of the Management Resources and Compensation Committee	Director and Member of the Management Resources and Compensation Committee	Director and Member of the Management Resources and Compensation Committee	Director and Member of the Management Resources and Compensation Committee

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Statement of Executive Compensation

COMPENSATION PHILOSOPHY

The purpose of Emera’s executive compensation program is to:

•	align the interests of executives with the interests of Emera’s shareholders and customers;
•	attract, retain and motivate highly qualified and high-performing executives; and
•	reward Emera’s executives for sustained growth in shareholder value.

The program includes both short- and long-term incentive plans that are designed to reflect the Company’s pay-for-performance philosophy and to provide for a significant portion of an executive’s compensation to be at risk, while aligning the structure of programs and payouts with sound risk management and good governance principles.

MARKET COMPETITIVENESS

Emera benchmarks the compensation it pays its executives to ensure the Company pays competitively in the markets where it operates, and to motivate, attract and retain high-quality talent. Emera’s executive compensation program is designed to generally provide total target compensation at the median of compensation paid by comparable companies whose operations are of a similar size and complexity as Emera. Pay positioning, in some specific cases, may be above or below the median based on experience, uniqueness of responsibilities and performance. “Total target compensation” for senior management, including the named executive officers, is comprised of base salary, target short-term incentive and target long-term incentives linked to creating shareholder value.

PAY-FOR-PERFORMANCE

A core principle of Emera’s executive compensation philosophy is that a significant portion of executive compensation is at risk and linked to the achievement of objectives that measure whether shareholders are experiencing strong return for their investment. The at-risk components include both short- and long-term incentives, which establish measurable financial, organizational, safety and environment objectives that, if achieved, add value to the Company.

The incentive compensation plans are designed to pay greater amounts for superior performance and lesser amounts if target performance is not achieved. The Company must achieve a threshold level of performance for any payment against a particular objective, failing which there is no payment against that objective. Executives’ performance against those objectives is measured and rated by the President and CEO with a recommendation to the MRCC, which in turn discusses the assessments with the Board of Directors for approval. The Board Chair, in collaboration with the MRCC and the Board as a whole, assesses the performance of the President and CEO.

Generally, the at-risk compensation component of total compensation increases in conjunction with the individual executive’s level of responsibility. The Company considers many factors when developing the incentive plans, including current compensation trends, plan costs (including maximum payout values), expected value to be delivered to participants, and analysis of threshold, target and stretch payouts. Both short- and long-term incentive plan designs are modelled using historical and prospective performance scenarios. This stress testing provides the MRCC and the Board with reasonable assurance that the plan payouts will be appropriate and aligned with shareholder and Company objectives. The Company conducts analyses every year to determine how actual payouts compare to expected payouts and whether the plan components and design require any changes.

The MRCC and Board reserve the right to exercise discretion in adjusting compensation payouts up or down to align with Company results, which may include refraining from paying out any amounts under the incentive compensation plans where circumstances warrant.

The MRCC has previously approved a set of guiding principles to govern when discretion is applied to ensure consistency and fairness when adjustments are made to incentive compensation.

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COMPENSATION PROGRAM

Emera’s compensation program includes the following components, which are discussed further in the pages noted:

Base Salary (page 70): Salaries are benchmarked against companies of similar size and scope as Emera or the respective affiliate and are set to reflect the degree of special skills and knowledge required now and in the future for the position and the performance and contribution of the individual.

Short-term Incentive Program (page 70): Short-term incentive objectives are set forth in scorecards and consist of key annual objectives linked to the Company’s corporate strategy. These scorecards establish measurable financial, organizational, safety and environment objectives that, if achieved, are designed to add value to the Company.

Long-term Incentive Program (page 73): Consists of performance share units (“PSUs”), restricted share units (“RSUs”) and stock options. Levels are determined based on competitive benchmarking data and the degree of the executive’s responsibility within the Company. They are intended to align executive performance with a long-term focus on creating and preserving shareholder value.

Pension Plan Benefits (page 84): The Pension Plan consists of either defined benefit or defined contribution components and a supplemental employee retirement plan, all of which are governed by a pension oversight governance framework.

Other Executive Benefits (page 79): The Company also offers market competitive non-cash compensation components such as group benefits, vacation, wellness incentives and an employee common share purchase plan.

Management Resources and Compensation Committee

The Board has assigned responsibility to the MRCC to review, recommend and oversee the determination of the compensation for Emera’s executive officers and the administration of all the Company’s executive compensation plans and programs. Current members of the MRCC are:

•	Mr. Henry Demone (Chair);

•	Mr. James Bertram;

•	Ms. Karen Sheriff; and

•	Mr. Jochen Tilk.

All members of the MRCC are independent Directors. Each member of the MRCC has experience with human resources issues and compensation matters. More detailed information on each member’s qualifications and experience is contained in Director Nominees.

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The MRCC considers best practices in determining and monitoring executive compensation as discussed in this circular. Our key practices, which we believe promote good governance and serve the interests of our shareholders, are summarized below:

What we do

Outline the Company’s approach to executive compensation through the MRCC’s Letter to Shareholders.

Provide shareholders with the opportunity to vote on a “Say on Pay” resolution at the Company’s Annual Meeting, which allows shareholders to indicate whether they are in agreement with Emera’s compensation practices and policies (98.06 per cent of votes cast last year were in favour of the Company’s approach).

Align the Company’s compensation programs with its corporate strategy through the use of financial and non-financial performance metrics that support both short- and long-term strategic goals.

Perform an annual risk assessment to identify risks associated with our pay structure.

Retain an independent compensation advisor for the MRCC that does not provide any services directly to management.

Allow for the reduction or withholding of payouts under the short-term and equity-based incentive plans for results below expectations, at the MRCC and Board’s discretion.

Use double-trigger change of control agreements.

Test compensation awards for appropriate alignment between pay and performance under a number of different outcome scenarios.

Provide detailed information on those companies used in the Company’s comparator group for benchmarking purposes.

Align executive pay with shareholders’ interests by having a significant component at risk and tied to both short- and long-term performance.

Have significant share ownership requirements in place for NEOs, which include a one-year post-retirement hold period.

Defer a substantial portion of long-term incentives for the majority of the senior executives and for other employees whose actions may have a material impact on the Company’s risk profile to discourage the taking of short-term or excessive risks.

Conduct pay equity analyses to help ensure the Company’s hiring and pay practices promote gender equality.

Have a pension oversight governance framework in place for pension benefits.

Monitor the ratio of the Company’s NEOs’ total compensation to the median employee’s total compensation.

Have a clawback policy that allows the Company to recoup short- and long-term incentive payments made to senior executives.

Disclose a lookback table showing how much the President and CEO has received in compensation over the past 10 years, factoring in long-term incentive payouts and changes in value.

Translate USD earnings to CAD earnings using a budgeted foreign exchange rate to ensure that fluctuations in the foreign exchange rate do not positively or negatively impact the measurement of the Company’s performance results against its targets.

Conduct an extensive succession planning process where successor readiness over one, three, and five years is reviewed.

What we don’t do

Allow for the repricing or backdating of stock options.

Use single-trigger change of control agreements.

Allow the payment of dividends on share awards prior to vesting.

Count unvested awards that are subject to performance criteria, or unexercised stock options, toward share ownership requirements.

Allow executives to limit their economic risk with respect to any Emera securities they hold through hedging, pledging or other such transactions.

Grant additional years of credited service to NEOs under the Company’s pension plan or supplemental employee retirement plan.

Compensate executives for sitting on or chairing the Boards of subsidiaries of the Company.

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COMMITTEE GOVERNANCE

The MRCC is responsible for reviewing the alignment of Emera’s compensation programs, including incentive pay programs, with Emera’s strategic plans, performance and risk management principles. The Committee annually reviews compensation for the President and CEO and senior management of the Company. The MRCC oversees the administration of the incentive plans providing for the award of short-term incentives, stock options, PSUs, RSUs and deferred share units (“DSUs”) in accordance with the provisions of the respective plans.

The Committee reviews, and recommends to the Board of Directors, compensation policies and processes, any new incentive and the equity compensation plans and any changes to such plans.

The Board Chair specifically discusses the President and CEO’s performance with each Director individually and provides feedback to the MRCC, the Board and the President and CEO on at least an annual basis. In addition, the CEO reports, and the Committee reviews, the progress toward annual objectives at every Board meeting.

RISK MANAGEMENT AND COMPENSATION

As part of the Board and MRCC’s oversight responsibilities for the design and administration of the Company’s executive compensation programs, the MRCC identifies and discusses design features or processes that may potentially represent conflicts of interest or inducements for unnecessary or excessive risk-taking by senior executives.

The MRCC also regularly monitors industry trends with respect to risk management and conducts an annual risk assessment in consultation with an external compensation consultant. Emera’s compensation programs and policies are designed to incorporate the Company’s view on appropriate risk, as demonstrated by the elements shown below, which are discussed in greater detail in the sections that follow:

The Company regularly reviews its executive compensation programs with third-party compensation advisors to confirm the programs continue to align with shareholder and stakeholder interests, comply with regulatory requirements, and are consistent with sound principles of risk management and governance. The MRCC retains an independent compensation advisor that does not provide any services directly to management.

The Company has a pay-for-performance philosophy and the mix of short- and long-term programs assists in mitigating excessive risk-taking.

Vesting requirements, stress testing of potential payouts, clawback provisions, an anti-hedging policy and share ownership requirements are part of the Company’s overall plan design to mitigate risk. For more information, please see the Executive Share Ownership Requirements and Anti-Hedging Policy section on page 88.

The Company’s compensation governance structure involves the Board, the MRCC, the MRCC’s external compensation advisor, management, and management’s external compensation advisors.

All members of the MRCC are knowledgeable individuals who have the necessary background and expertise in human resources issues and compensation matters to fulfil their obligations to the Board and to shareholders.

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ANNUAL COMPENSATION RISK ASSESSMENT

In 2021, the MRCC conducted its annual compensation risk review of its executive compensation programs and policies. To assist in the review, management engaged Mercer (Canada) Limited (“Mercer”) to evaluate the previous year’s comprehensive risk assessment that Mercer conducted for any material changes over the course of the year. Mercer again concluded that Emera has risk mitigation policies in place that are aligned with market best practices and did not identify any material risks arising from Emera’s compensation policies and practices. Based on this assessment, the MRCC determined that:

•

Total compensation is appropriately balanced between short- and long-term horizons, and the mix of base salary and short- and long-term incentives does not create an inducement to take inappropriate risk to the detriment of the Company’s shareholders;

•	The use of multiple performance measures in the incentive plans (including non-financial measures) helps to avoid undue focus on any one particular metric;
•	The Short-term Incentive Plan focuses on growth of annual earnings and cash flow, but caps incentive payouts in a manner consistent with market practice, thereby reducing risk;
•	Risks associated with the Long-term Incentive Plan are mitigated by annual grants (versus front-loading grants) of PSUs, RSUs and stock options;
•	The MRCC and Board’s discretion to reduce or withhold payment under the short-term and equity-based incentive plans for results below expectations decreases the risks associated with those plans;
•

Emera’s executive share ownership requirements decrease risk in the compensation program by encouraging alignment between the interests of senior officers and the interests of shareholders. In addition, the Company’s anti-hedging policy helps maintain that alignment by prohibiting senior officers from reducing their economic risk with respect to any Emera securities they hold through hedging, pledging or other such transactions. The ownership requirement includes a one-year hold period post-retirement for NEOs;

•	The vesting conditions on retirement are an important retention tool for designated executives of the Company;
•

The clawback policy contributes to the Company’s risk mitigation efforts. The clawback policy allows the Company to recoup short- and long-term incentive payments made to senior executives in cases where: (a) the payments were based on reported financial results that were subsequently corrected or restated as a result (or partial result) of the executive’s gross negligence, misconduct or fraud and the reward received would have been lower had the financial results been properly reported; or (b) the executive commits a serious breach of the Company’s Code of Conduct; and

•

The inclusion of double-trigger provisions in senior executives’ employment contracts and the absence of enhanced benefits in a change of control situation mitigates the risk arising from a change in control of the Company.

Accordingly, based on the governance practices in place and the results of the risk assessment, the MRCC concluded that Emera’s compensation programs do not pose a material risk to the Company because an appropriate system of checks and balances is in place to mitigate the level of risk undertaken by management. The MRCC satisfies itself as to the adequacy of the information it receives regarding risk, the independence of the risk assessment, and the reporting of financial results on which certain important compensation decisions (such as incentive payouts) are based.

The MRCC and Board will continue to review the relationship between enterprise risk and the Company’s executive compensation plans and policies to confirm they continue to be optimally aligned with shareholder interests while maintaining an acceptable level of risk exposure.

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SUCCESSION PLANNING AND LEADERSHIP DEVELOPMENT

The MRCC assists the Board in the succession planning process for the President and CEO and has responsibility for overseeing succession planning for senior management of the Company and its affiliates. At Emera, succession planning is a dynamic, ongoing process of identifying, assessing and developing leadership competencies and business skills. The purpose is to confirm the Company’s capacity to meet future strategic objectives and to replenish critical organizational roles over time. The Board and Committee undertake this process on an annual basis. The Board also has responsibility for approving the appointment of the Company’s officers.

As part of the comprehensive succession planning process at Emera, management and the MRCC review, on an annual basis, the detailed management succession and development plans, and potential candidates for the CEO and senior management positions throughout the Company and its affiliates. The Committee oversees the management succession planning process and developmental strategy, which includes assessments of the senior leadership at all affiliates to leverage the entire talent pool across Emera. The Board receives a related progress report from the CEO at every Board meeting during the in-camera session. In addition, the process also involves an annual discussion between the Chair and every member of the Board.

The succession planning process includes the identification of successors for all executive roles on a temporary or urgent basis in the event of an unexpected vacancy. This will help ensure that any impact on the Company’s operations is minimized until such time that a permanent successor is in place.

The Company’s leadership competencies model is aligned with our business strategy and connected to our values, as articulated in our Code of Conduct. These leadership competencies support our people in delivering results in a way that demonstrates Emera’s commitment to customers, shareholders, communities and each other. Our leadership competencies require our people to:

1.	Speak up on safety, health and the environment
2.	Take ownership and act with integrity
3.	Drive operational excellence for customers
4.	Build strong, collaborative relationships
5.	Develop people and teams
6.	Cultivate innovation and embrace change
7.	Think strategically and exercise sound judgment

These leadership competencies apply not only to management employees, but to every employee in the Company and every affiliate. The alignment of all employees to a common set of competencies provides the foundation from which we develop our people.

Emera is committed to developing leaders at all levels and has a comprehensive annual assessment process and framework to coordinate leadership development across the Company. This assessment process identifies areas of development for individuals as well as the leadership team with regard to identified core leadership capabilities. Personal development plans and overall Company leadership development programs, which reflect the above competencies, are in place for both existing and potential leaders. The Company focuses on ensuring challenging work assignments are offered, secondments to affiliates are made where appropriate, regular leadership development training occurs, and mentors are assigned where beneficial.

Emera will continue these focused efforts to build leadership capacity throughout the organization in support of its long-term growth strategy.

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COMPENSATION ADVISORS

The MRCC retains the services of independent compensation advisors to assist in discharging its duties, including determining the compensation payable to the President and CEO and other senior officers.

Since 2007, the MRCC has engaged Hugessen Consulting Inc. (“Hugessen”) as its principal advisor to provide independent advice, compensation analysis and other information for compensation recommendations. Hugessen provides advice on the competitiveness and appropriateness of compensation practices and comparator groups for Emera and its affiliates. In addition, Hugessen advises the MRCC on policy recommendations made by management, and also reviews and provides commentary on the Company’s Statement of Executive Compensation. As an independent advisor to the MRCC, Hugessen does not provide any professional services to management.

The MRCC has adopted a number of practices with regard to its executive compensation advisor:

•	The MRCC annually reviews its advisor’s performance and fees.
•	With input from Company management and the advisor, the MRCC annually, or on an as-needed basis, determines the specific work the advisor is to undertake and the fees associated with this work.
•	Prior to undertaking any work, the MRCC’s advisor must provide an outline of the scope of work and related fees, and the MRCC Chair must provide written pre-approval.
•	The MRCC does not approve any work that, in its view, could compromise the advisor’s independence in serving the MRCC.

In addition to the MRCC’s compensation advisor, Emera engaged the services of Mercer and LifeWorks in 2021 to assist in executive compensation matters.

In making its decisions on the compensation program, the MRCC reviews information and recommendations provided by Hugessen, Mercer and LifeWorks, but all decisions remain the responsibility of the MRCC and the Board.

The table below summarizes the fees paid to all external compensation advisors in 2020 and 2021.

		2021			2020

Advisor	MRCC work ($)	Other work ($)	(1)	MRCC work ($)	Other work ($)

Hugessen Consulting Inc.	185,133	Nil		148,360	Nil
LifeWorks	Nil	117,105		Nil	128,385
Mercer (Canada) Limited	Nil	114,791		Nil	114,290

(1)	Mercer (Canada) Limited was retained by the Nominating and Corporate Governance Committee in 2020 and 2021 to review Directors’ compensation; the fees for that review are included in the amount shown.

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Compensation Discussion and Analysis

NAMED EXECUTIVE OFFICER COMPENSATION

The NEOs whose compensation is disclosed in this Compensation Discussion and Analysis are the President and CEO, the CFO, and the next three most highly compensated executive officers of the Company, or its subsidiaries, as defined by Canadian securities legislation:

•	Scott Balfour, President and Chief Executive Officer, Emera Inc. (“President and CEO”);
•	Greg Blunden, Chief Financial Officer, Emera Inc. (“CFO”);
•	Bruce Marchand, Chief Legal and Compliance Officer, Emera Inc.;
•	Karen Hutt, Executive Vice President, Business Development and Strategy, Emera Inc.; and
•	Richard Janega, Chief Operating Officer, Electric Utilities, Canada and Caribbean, Emera Inc.

Scott Balfour, President and Chief Executive Officer, Emera Inc.

In March of 2018, Mr. Balfour was appointed President and CEO of Emera Inc. He serves as Chair of the Boards of Tampa Electric Company and Nova Scotia Power Inc. In the face of the demands and impacts of a global COVID-19 pandemic, 2021 was a year of strong performance, both financially and operationally for Emera, including the achievement of important regulatory outcomes. Under Mr. Balfour’s leadership, Emera has advanced its carbon reduction goals and is increasingly recognized as a leader in ESG. He has demonstrated his commitment to the performance and safety culture while strategic planning efforts and connection to our long-term forecasting were significantly advanced. He has led his team to introduce and advance new concepts to a broader stakeholder audience including Block Energy and Eastern Clean Energy Initiative (“ECEI”). Prior to his current role, Mr. Balfour served as Chief Operating Officer and Chief Financial Officer at Emera.

Greg Blunden, Chief Financial Officer, Emera Inc.

Mr. Blunden became CFO in 2016 and has accountability for financial leadership across Emera. In 2021, Mr. Blunden continued to make substantial progress on Emera’s capital investment funding plan and supporting corporate financing plans. In addition, he led the relationship with capital market stakeholders and supported the successful Tampa Electric rate case outcome. Mr. Blunden is a Fellow Chartered Professional Accountant and has previously served in a number of financial, business development and strategy roles at Emera and its affiliates.

Bruce Marchand, Chief Legal and Compliance Officer, Emera Inc.

Mr. Marchand leads a broad area of responsibility that includes Legal, Compliance, Internal Audit, Insurance, Corporate Secretary and Corporate Security. In addition to his leadership of legal, internal audit and corporate insurance activities across Emera, Mr. Marchand also oversees the regulatory strategy and enterprise risk management analysis. He also provides primary executive support to the new Risk & Sustainability Committee of the Board.

Karen Hutt, Executive Vice President Business Development and Strategy, Emera Inc.

Ms. Hutt was appointed Executive Vice President, Business Development and Strategy in 2019. She brings expert leadership and process discipline to the development and execution of the corporate strategy and business development – driving our focus on continued growth. She was successful in providing executive sponsorship to a cross-functional team formed to develop our Climate Commitment, including more recently developed Methane Reduction Plans. Ms. Hutt also took on responsibility for corporate government relations in 2021. Previously, Ms. Hutt was appointed President and Chief Executive Officer of NSPI in August 2016.

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Richard Janega, Chief Operating Officer, Electric Utilities, Canada and Caribbean, Emera Inc.

Mr. Janega was appointed Chief Operating Officer, Electric Utilities, Canada and Caribbean of Emera and a Director of NSPI since 2018. In keeping with his previous role leading Emera Newfoundland, Mr. Janega led the Maritime Link Final Costing submission filed with the Nova Scotia Utility and Review Board. He also successfully minimized the impact on customers due to the uncontrollable delay of the Nova Scotia energy block from Nalcor. In his role as Chair of Emera Caribbean, he oversaw key developments including general rate filings.

The total target compensation for each NEO in 2021 is outlined below:

Name	Base salary ($)	Short-term incentive at target (% of base salary)	Short-term incentive at target ($)	Long-term incentive at target (% of base salary)	Long-term incentive at target ($)	Total target compensation ($)

Scott Balfour	1,100,000	100	1,100,000	500	5,500,000	7,700,000

Greg Blunden	585,000	80	468,000	220	1,287,000	2,340,000

Bruce Marchand	535,000	70	374,500	160	856,000	1,765,500

Karen Hutt	460,000	70	322,000	160	736,000	1,518,000

Richard Janega	515,000	70	360,500	125	643,750	1,519,250

The following charts show the percentage weighting of each component of the total target compensation for the NEOs. In keeping with the Company’s pay-for-performance philosophy, the 2021 compensation plan design resulted in 86 per cent at-risk pay for our CEO and an average for the five NEOs of 73 per cent.

Figures in charts have been rounded to the nearest percentage.

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COMPENSATION PROCESS

Benchmarking Data

The MRCC is responsible for annually reviewing the composition and use of comparator groups to assist in determining the compensation recommendations for the Company’s senior officers, including the President and CEO and other NEOs. The recommendations are then brought to the Board for approval. The MRCC undertakes periodic reviews of compensation design and total compensation opportunities for the senior management team, which helps ensure the programs are current and that they are fair comparisons for particular roles, recognizing varying responsibility and scope of executive positions within Emera and its affiliates.

Emera management engages the services of Mercer, an external compensation advisor, to compile market information on senior management compensation relating to base salary, and short- and long-term incentives. The MRCC also uses its independent compensation advisor, Hugessen, to assist in providing benchmarking data and advice when setting executive compensation levels and making changes to the Company’s compensation programs.

A complete benchmarking review takes place at least every two years and the scope of services includes competitive market reviews of senior executive compensation levels; review and observations of current executive compensation philosophy, policies and practices; and a review of pay and performance comparators.

The Company’s comparator group for senior executives consists of two sub-groups: (1) a Canadian group made up of companies in the Canadian energy, utility and general industry sectors; and (2) a US group made up of US energy and utility companies. It consists of the following companies:

Canadian comparators	US comparators

Energy & Utility Industry	Energy & Utility Industry
Algonquin Power & Utilities Corp.	Alliant Energy Corp.
Alta Gas Ltd.	Ameren Corp.
ATCO Ltd.	Atoms Energy Corp.
Fortis Inc.	Avangrid Inc.
Hydro One Ltd.	Black Hills Corporation
Inter Pipeline Ltd.	CenterPoint Energy, Inc.
Keyera Corp.	CMS Energy Corp.
Pembina Pipeline Corp.	DTE Energy Company
TC Energy Corp.	Evergy, Inc.
TransAlta Corp.	Eversource Energy
NiSource Inc.
General Industry	OGE Energy Corp.
Air Canada	Pinnacle West Capital Corp.
Canadian Pacific Railway	Sempra Energy
Canadian Tire Corp. Ltd.	UGI Corp.
Loblaw Companies Ltd.	WEC Energy Group, Inc.
Nutrien Ltd.
Restaurant Brands International LP
Rogers Communications Inc.
TELUS Corp.

The inclusion of US companies reflects that approximately 71 per cent of the Company’s assets are now US-based and approximately 65 per cent of the Company’s revenues came from US operations in 2021. It also factors in the talent market for the executive team and the fact that most of Emera’s executives have significant oversight over US operations. While the benchmarking group assists in determining the appropriate compensation ranges for base salaries, target short-term incentives and target long-term incentives for the senior executive team, the Committee does not believe in a “one size fits all” approach and looks at the circumstances of each executive when determining whether to benchmark using the full comparator group or whether a different approach is warranted. The Committee considers corporate and geographical scope of each executive when setting benchmark comparator groups. When benchmarking executives who are paid in Canadian dollars against roles that are paid in US dollars, the Company uses the five-year average exchange rate between Canada and the US to smooth out the impact of currency fluctuations.

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The following chart shows where Emera was positioned compared to the companies in both the Canadian and the US comparator groups based on selected key financial metrics – market capitalization, total enterprise value, assets, revenues, and earnings before interest, taxes, depreciation and amortization (“EBITDA”).

Emera vs. Pay Benchmarking Comparator Groups

(1)	As at date of analysis, February 11, 2021.
(2)	As at December 31, 2020.
(3)	Last 12 months as at December 31, 2020.

Note: The above table was prepared by Hugessen Consulting Inc. using data from S&P Capital IQ.

In addition to using publicly disclosed compensation data from the companies in the comparator group, the MRCC also uses Mercer’s Total Compensation Survey for the Energy Sector to benchmark executive compensation using data from energy and services companies with similar revenues to Emera. To provide sufficient data in some cases, the Mercer Benchmark Database Survey, which is a general industry database, is also used to expand the survey scope to include Canadian general industry companies of similar size to Emera.

With the assistance of Hugessen and Mercer, the Committee conducted a compensation benchmarking review of the executive team at the end of 2020 to set 2021 pay using the comparator group and survey data, and undertook a review of the competitiveness and appropriateness of Emera’s compensation programs. More details on the results of the review are provided in the next section.

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ANNUAL COMPENSATION REVIEW PROCESS

For each executive position, a range for base salary, target short-term incentive and target long-term incentive is established annually, using the benchmarking data along with other information on industry trends for positions of similar scope and responsibility.

The President and CEO conducts an annual performance assessment of each member of the senior management team, including the NEOs, which shape the annual salary adjustment recommendations. Based on the performance assessments and the benchmarking data, the President and CEO then recommends total target compensation for each senior leader, including the NEOs (but excluding himself) to the MRCC for review and approval. With respect to the President and CEO, the Board conducts an annual performance assessment and the MRCC reviews benchmark data and other information on industry trends for positions of similar scope.

Following this process, the MRCC makes recommendations for total target compensation for the senior management team, including the President and CEO and the other NEOs, to the Board of Directors. As part of the annual compensation review process, the MRCC reviews emerging best practices and risk considerations.

At the end of 2020, both management’s compensation advisor, Mercer, and the Committee’s compensation advisor, Hugessen, provided the results of their benchmarking reviews, which assisted in setting the compensation levels for the NEOs for 2021.

In light of Mr. Balfour’s below-market positioning against other CEOs in the Company’s peer group and given his strong performance as President and CEO, Mr. Balfour’s total compensation was increased to $7.7 million. This increase was made to his base salary, which was increased from $1 million to $1.1 million, which also increased his target short-term and long-term incentive amounts. Mr. Balfour’s short-term and long-term incentive targets were not changed. In keeping with the Company’s pay-for-performance approach, the majority of Mr. Balfour’s target compensation consists of incentive compensation, which links payouts to the achievement of key objectives toward the Company’s corporate strategy and performance metrics that measure long-term shareholder value.

To reflect Mr. Blunden’s below-market positioning against other CFOs and his continued growth and performance, he received a 19 per cent increase to total direct compensation. To maintain Mr. Marchand’s proximity to market, he received an 8 per cent increase, which included an increase in base salary and short-term incentive target. Ms. Hutt took on additional scope in 2021 and therefore received a 30 per cent increase to overall total direct compensation to maintain her proximity to the market. Mr. Janega did not receive a change to his target compensation in 2021 in light of his relative positioning to market.

The compensation changes from 2020 to 2021 are summarized below. All changes were effective January 1, 2021:

	Base salary	Short-term incentive target (% of base salary)	Long-term incentive target (% of base salary)	Total target compensation (% increase)	Proportion of compensation at risk

Scott Balfour	Increase from $1,000,000 to $1,100,000	No change	No change	10.00	No change (86%)

Greg Blunden	Increase from $560,000 to $585,000	Increase from 70% to 80%	Increase from 180% to 220%	19.39	Increase from 71% to 75%

Bruce Marchand	Increase from $510,000 to $535,000	Increase from 60% to 70%	No change	8.18	Increase from 69% to 70%

Karen Hutt	Increase from $425,000 to $460,000	Increase from 60% to 70%	Increase from 115% to 160%	29.88	Increase from 64% to 70%

Richard Janega	No change	No change	No change	No change	No change (66%)

As a result of the changes, the variable or at-risk component of the NEOs’ compensation averaged 73 per cent in 2021, a 1 per cent increase from 2020. The changes made to the compensation of the respective NEOs in 2021 are also reflected in the NEO Summary Compensation Table.

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ELEMENTS OF COMPENSATION

Base Salary

As noted in Benchmarking Data, the MRCC is responsible for annually reviewing the composition of the compensation the Company pays its executives, including base salary. While the MRCC focuses on total compensation, base salary remains an important part of the overall compensation package the Company offers its executives. See table above for 2021 base salary increases, which were intended to better align base salary positioning relative to the market.

Short-term Incentive Program

The compensation awarded under the Short-term Incentive Program links a portion of an executive’s compensation to the achievement of predetermined levels of performance in support of corporate and business unit objectives. These objectives are designed to focus on short-term goals (typically on an annual basis) that are intended to deliver value to customers and contribute to increased shareholder value in the longer term. Emera has adopted the scorecard approach to translate corporate strategies into measurable incentive plan goals. Target payouts under the scorecards are generally set as a percentage of salary and are benchmarked against the median for positions with similar responsibilities in comparator companies.

On the recommendation of the MRCC, the Board of Directors of Emera approves scorecards that set forth corporate objectives and related threshold, target and stretch performance levels to be achieved each year. Short-term incentive payouts for the majority of senior management, including the NEOs, are based on scorecard results with potential payouts ranging from 0 to 200 per cent of target.

Short-term incentive payouts for all NEOs are calculated based on results achieved through a corporate scorecard.

2021 Short-term Incentive Results

2021 Emera Corporate Scorecard

The scorecard for Emera (“Emera Corporate Scorecard”) was developed by management and approved by the Emera Board of Directors, on the recommendation of the MRCC, at the beginning of 2021. It was used to determine the short-term incentive payout for all NEOs.

The Emera Corporate Scorecard objectives were based on the Company’s Business Plan for the year and include threshold, target and stretch performance measures for each objective.

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The following table shows the elements and results of the Emera Corporate Scorecard for 2021.

Emera corporate objective	Weighting (%)	Threshold ($)	Target ($)	Stretch ($)	Actual result ($)	Percentage payout (%)	(1)

Compensation Cash Flow (2)	30	1,246M	1,557M	1,868M	1,353M	20.1

Compensation Net Income (2)	40	601M	707M	813M	752M	57

Safety	10

Objectives included:

•  Development and implementation of phase II Safety Principles and Safety Leadership Behaviour Training Modules for Emera Inc. and affiliates; completion of these training modules by 50% of Emera Inc. employees

•  Threshold + Cross-Emera Inc. Safety Team to develop SIF – Precursors Prevention Framework within Safety Management System; 75% of Emera Inc. employees prepare a Personal Safety Plan and share with peers or teams

•  Target + Cross-Emera Inc. and Affiliate Team to implement risk review process for High Risks/Critical Tasks and deliver associated training to Emera Inc. and affiliate leaders; 50% of Emera Inc. employees participate in at least one safety leadership activity, 90% of Emera Inc. leaders participate in at least two safety leadership activities

					Stretch achieved; however, upon recommendation of management, reduced to zero for Emera senior executives due to contractor fatalities at Tampa Electric and Peoples Gas	0

Environment	10

Objectives included:

•  Development and Implementation of Emera Environment/ Cority Release 1 Training Modules to Emera Inc. and affiliates; completion of these training modules by 50% of Emera Inc. employees

•  Threshold + Cross-Emera Inc. Environment Team to develop Environment Performance Dashboard (“EPD”); implementation of Cority Release 2 workplan in 2021

•  Target + Cross-Emera Inc. and Affiliate Team to perform strategic review of asset integrity and best management practices related to prevention of uncontrolled releases and emissions; and selected Environmental Management System critical targets are completed in 2021

					Stretch achieved	20

People	10

Objectives included:

•  All affiliates will achieve their 2021 I & D strategy objectives and plans PLUS establish key metrics for I & D and create process to measure against, setting 2021 as a baseline year

•  Successful implementation of a new Learning Management System (“LMS”) PLUS advancement of leadership competency principles through key initiatives identified as part of year 2 of the Learning and Development Strategy

•  Improve Emera’s overall Cultural Index in the 2021 Employee Engagement Survey (=>77%) PLUS increased training and awareness of cybersecurity as measured by phishing “test click rate” results and achieving 7% or lower, across all affiliates, as tested in Q4 2021

					Stretch achieved	20

	100					Total: 117.1

(1)

Percentage payouts, below or above target for financial measures, are interpolated on a scale between each level of performance (50 per cent for threshold, 100 per cent for target and capped at 200 per cent for stretch).

(2)

Adjusted cash flow from operations for compensation purposes (“compensation cash flow”) and adjusted net income attributable to common shareholders for compensation purposes (“compensation net income”) are non-GAAP financial measures and do not have a standardized meaning as prescribed by US GAAP. Calculation of these measures and reconciliation to the nearest GAAP measures is discussed on page 72.

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The financial targets reflected in the scorecard are established in linkage to per share outcomes but are set at absolute levels to avoid the risk of incentive impacts influencing the timing of financing decisions within the year. Compensation cash flow fell between target and threshold, and compensation net income fell between the target and stretch levels of performance.

In 2021, we saw significant progress and success in the achievement of the safety scorecard metrics, with all threshold, target and stretch objectives fully achieved. Regrettably, Tampa Electric and Peoples Gas both experienced a workplace fatality of a contract worker. As a result, on the recommendation of management with the support of the HSE Committee of the Board, the safety measure was reduced from 20 per cent to 0 per cent for the NEOs.

The compensation cash flow and compensation net income figures that are shown in the Emera corporate scorecard are adjusted for incentive purposes from the Company’s reported figures. The Company considers the following general principles when determining whether it should adjust financial results for incentive plan purposes:

•	The Company adjusts the reported figures for specific items the Company believes are significant, but not reflective of underlying operations in the period.

•

Incentive compensation should be directly linked to the performance of the core business and delivering on the plan of record. Meaningful accounting gains or losses are generally the result of strategically or financially driven transactions in which there has been direct involvement and support of the Board; therefore, the impacts of the transactions should typically be excluded from incentive compensation, except as noted below. The Company does not want its strategically or financially driven decisions to be influenced by compensation impacts.

•

The Company should, however, consider including all or some portion of the gain (positive impact) or loss (negative impact) if such gain or loss appropriately reflects the value creation or value destruction and overall performance of management in the decision or execution of the transaction leading to such gain or loss.

•

Perfect alignment of performance and compensation can be elusive from year to year. Therefore, the Board reserves the right to adjust incentive payouts in either direction to satisfy itself that there is close alignment between performance and compensation.

The table below shows the reconciliation between the reported and adjusted figures used in the Emera corporate scorecard:

Compensation cash flow reconciliation (in millions $)	2021

Reported operating cash flow	1,185
Add: Adjustment to translate USD earnings to budgeted foreign exchange rate	44
Add: Adjustment for extraordinary fuel costs related to Winter Storm Uri	124

Compensation cash flow	1,353

Compensation net income reconciliation (in millions $)	2021

Reported net income attributable to common shareholders	510
Add: After-tax mark-to-market loss (1)	213
Add: Adjustment to translate USD earnings to budgeted foreign exchange rate	29

Compensation net income	752

(1)	Net of income tax recovery of $86 million.

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Long-term Incentive Program

In 2021, there were three primary components of long-term incentive compensation for senior management, including the NEOs: the Performance Share Unit Plan (the “PSU Plan”), the Restricted Share Unit Plan (“RSUs”) and the Senior Management Stock Option Plan (the “Stock Option Plan”). The MRCC is responsible for granting PSUs, RSUs and stock options.

The number of PSUs, RSUs and stock options granted to senior management is determined after considering competitive benchmarking data and the individual’s level of responsibility within the Company. Grants are calculated each year based on each executive’s long-term incentive target percentage and base salary and, generally, the grant amount increases with the level of responsibility. The values of PSUs, RSUs and stock options increase or decrease over the term of a particular grant based on increases or decreases in Emera’s common share price.

The MRCC considers previous grants and looks at a history of total compensation each year before approving any new PSU, RSU or stock option grants for senior management (including the NEOs). This helps to ensure grants remain reasonable in light of market data, the performance of the Company and the performance of the individual.

In 2021, PSUs made up 50 per cent of the target long-term incentive compensatory value for Emera’s most senior executive officers, with the remaining 50 per cent divided equally between RSUs and stock options. This mix is aligned with market practice and provides for a balance between company performance and retention, while maintaining the Company’s pay-for-performance strategy by linking closely a significant portion of the executive’s compensation to that of the shareholder experience.

The table below provides a summary of the 2021 long-term incentive grants awarded to the NEOs.

	Options granted (#)	Options grant value ($)	(1)	PSUs granted (#)	PSUs grant value ($)	(2)	RSUs granted (#)	RSUs grant value ($)	(2)	Total LTIP value ($)

Scott Balfour	269,100	$1,375,101		50,311	$2,749,999		25,154	$1,374,918		$5,500,018

Greg Blunden	63,000	$321,930		11,773	$643,512		5,883	$321,565		$1,287,007

Bruce Marchand	41,900	$214,109		7,830	$427,988		3,913	$213,885		$855,982

Karen Hutt	36,000	$183,960		6,733	$368,026		3,367	$184,040		$736,026

Richard Janega	31,500	$160,965		5,889	$321,893		2,944	$160,919		$643,777

(1)

Stock options are granted based on the Black-Scholes methodology. Please see the Senior Management Stock Option Plan section on page 77 for details on the Black-Scholes results and the Company’s use of a floor value ratio.

(2)	PSU and RSU grant values were calculated using the 50-day average closing share price of an Emera common share for the last 50 trading days of 2020, which was $54.66.

More details about the PSU Plan, the RSU Plan and the Stock Option Plan are set forth below.

Performance Share Unit Plan

The PSU Plan is designed to retain and incentivize employee participants by allowing senior management and key employees in specific roles to participate in the long-term success of the Company. A PSU is a notional share unit that is based on the value of an Emera common share – the value of a PSU changes directly in correlation to the value of an Emera share. PSUs also earn dividends similar to Emera shares; when a dividend is paid on Emera’s common shares, each participant is allocated additional PSUs based on the dividend paid on an equivalent number of Emera common shares.

Each year, designated senior leaders are awarded PSUs based on a pre-determined target of their base salary and the average 50-trading-day Emera common share price immediately preceding the effective grant date (the average is used to smooth out any short-term fluctuations in the share price). Each PSU grant has a three-year performance period. In addition to being affected by fluctuations in the Emera share price, the value of a PSU is also dependent on the achievement of financial objectives that help measure the increase in shareholder value. The MRCC establishes these financial objectives at the beginning of the performance period. By linking the value of the PSUs to Emera’s financial performance over the three-year vesting period, the plan aligns the interests of senior leaders with the interests of Emera’s shareholders and helps ensure that payouts are consistent with Company performance and shareholder experience. All PSU grants and payouts must be approved by the MRCC.

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At the end of the performance period, a performance factor is applied to the PSU grant based on the achievement of the financial objectives. If the Company fails to meet the performance objectives for a particular PSU grant, the Plan may pay out at less than target, or may not pay out any amounts at all. Even if targets are exceeded, the maximum performance factor is 200 per cent.

Accordingly, the amount payable to participants, including NEOs, at the end of the three-year performance period is determined by:

PSU	=	Original Grant + Notional	x	Performance	x	Closing Share

Similar to the methodology on the grant, the payout is based on the average 50-trading-day closing price for Emera common shares at the end of the three-year performance period to smooth out short-term price fluctuations.

PERFORMANCE SHARE UNIT PLAN RESULTS

The 2019 PSU grant had a performance period of January 1, 2019 to December 31, 2021 and was subject to two performance metrics:

1.	Compensation EPS growth weighted at 75 per cent, which is a fundamental measure of the increase in profitability of the Company; and
2.	Compensation cash flow, pre-working capital weighted at 25 per cent, which measures the Company’s success in focusing on cash generation and is a key driver of long-term value for shareholders.

Adjusted EPS for compensation purposes (“compensation EPS”) and adjusted operating cash flow, pre-working capital for compensation purposes (“compensation cash flow, pre-working capital”) are non-GAAP financial measures and do not have a standardized meaning as prescribed by US GAAP. Calculation of these measures and reconciliation to the nearest GAAP measure is discussed on page 75.

In addition to the above metrics, the 2019 PSU grant was subject to a TSR modifier, which could increase or decrease the performance factor resulting from the two performance metrics by 25 per cent based on Emera’s TSR compared to the TSR of the S&P/TSX Capped Utilities Index over the three-year performance period. If Emera’s TSR was positioned in the top quartile of performance of companies in the S&P/TSX Capped Utilities Index, the performance factor would be increased by 25 per cent; if Emera’s TSR was positioned in the bottom quartile, the performance factor would be reduced by 25 per cent. There is no adjustment if Emera’s TSR is in the second or third quartile of performance. This allowed the Company to focus on its specific business objectives, but still manage shareholder expectations by adjusting the results for relative performance.

The performance factor could range from 0 per cent to 200 per cent. The maximum performance factor is 200 per cent, even with the impact of the TSR modifier. If the performance metric results multiplied by the TSR modifier exceed 200 per cent, the performance factor would be capped at 200 per cent. In addition, if Emera’s TSR is negative on an absolute basis, then the TSR payout multiplier cannot be above 1.0 (100 per cent), regardless of whether the Company is in the top quartile of performance. This scenario could arise in situations where general market performance of the companies in the S&P/TSX Capped Utilities Index is negative and Emera’s TSR is higher while still being negative. This provision helps ensure payouts are reasonable when shareholders experience low returns on their investment.

In addition, dividends had to be maintained at or higher than the December 31, 2018 levels; if dividends were reduced, the cash flow performance factor would be deemed to be zero regardless of EPS growth.

The threshold, target and stretch levels and results are shown in the table below:

2019 PSU grant metric	Weighting	Threshold (50%)	Target (100%)	Stretch (200%)

Compensation EPS (1): Three-year compound annual growth rate	75%	2%	6%	10%

Compensation cash flow, pre-working capital (1): Three-year compound annual growth rate	25%	2%	6%	10%

(1)

Compensation EPS and compensation cash flow, pre-working capital, are non-GAAP financial measures that do not have a standardized meaning under US GAAP. A reconciliation to the nearest GAAP measure is discussed further below.

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The results were as follows:

2019 PSU grant metric	2018	2021	Three-year compound annual growth rate	Weighted performance result

Compensation EPS (1)	$2.37	$2.81	5.8%	74%

Compensation cash flow, pre-working capital (1)	$1,599M	$1,337M	–%	0%
			Performance factor = 74%

(1)

Compensation EPS and compensation cash flow, pre-working capital, are non-GAAP financial measures that do not have a standardized meaning under US GAAP. A reconciliation to the nearest GAAP measure is discussed further below.

Compensation EPS and compensation cash flow, pre-working capital figures that are shown in the table above are adjusted from the Company’s reported figures as reconciled below. Similar to the approach used for determining the corporate scorecard results, and similar to 2020 when a portion of a large gain on sale was adjusted out of compensation EPS for PSU performance factor calculations, the Company adjusted the reported figures for specific items that the Company believes are significant, but not reflective of underlying operations in the period. During the performance period, Emera made the strategic decision to divest of certain assets, namely NEGG and Emera Maine. To ensure comparability of beginning and ending performance periods, the EPS impact of these assets was removed from the 2018 compensation EPS baseline. The input is outlined in the 2018 compensation EPS reconciliation. The table below shows the reconciliation between the 2018 and 2021 reported adjusted EPS figures and the compensation EPS figures used for incentive plan purposes.

Compensation EPS reconciliation ($)	2018	2021

Adjusted EPS (basic) (1)	2.88	2.81
Less: Divested operations of NEGG and Emera Maine	0.51	–
Compensation EPS	2.37	2.81

Compensation cash flow, pre-working capital reconciliation ($)	2018	2021

Reported operating cash flow	1,690	1,185
Add: Change in working capital	116	152
Less: Divested operations of NEGG and Emera Maine	(207)	–
Compensation cash flow, pre-working capital	1,599	1,337

(1)

Adjusted EPS (basic) and adjusted EPS for compensation purposes are non-GAAP financial ratios that do not have a standardized meaning under US GAAP. A reconciliation of adjusted net income to reported net income and the resulting calculation of adjusted EPS (basic) for 2018 and 2021 is included in the “Non-GAAP Financial Measures” section of Emera’s Management’s Discussion and Analysis as at February 15, 2019 and February 14, 2022, respectively, which section is incorporated by reference herein and as filed on the company website at www.emera.com and on SEDAR at www.sedar.com.

The Committee applied the principles laid out in 2021 Emera Corporate Scorecard in determining the adjustments to the reported figures.

The resulting overall performance factor applied to the 2019 PSU grant was 74 per cent (or 0.74), based on Emera’s compensation EPS growth rate falling just below target and the growth in compensation cash flow, pre-working capital falling below target. Since Emera’s TSR was between median and the 75th percentile of performance of the companies in the S&P/TSX Capped Utilities Index for 2019 to 2021, the relative TSR modifier was not triggered.

The total payout for all PSU Plan participants in respect of the 2019 PSU grant was approximately $23.9 million. The payout for each participant was 118 per cent of the original grant value (other than participants whose payouts were prorated due to retirement or leave of absence), which factors in share price appreciation, notional dividend reinvestment and the performance factor.

2021 PSU Grant Performance Metrics

The Company’s long-term focus continues to be on EPS growth and cash generation as the fundamental drivers of long-term shareholder value creation. Accordingly, the Company used the following two weighted metrics for the 2021 PSU grant:

1.	Compensation EPS growth, which continues to be a fundamental measure of the increase in profitability of the Company; and
2.	Growth in compensation cash flow, pre-working capital, which measures the Company’s success in focusing on cash generation and is a key driver of long-term value for shareholders.

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These two metrics are the same metrics that were used for the 2020 PSU grants, with compensation EPS growth weighted at 75 per cent and growth in compensation cash flow, pre-working capital weighted at 25 per cent.

The combination of the two metrics effectively measures management’s contributions to the creation of long-term value for shareholders.

In addition to the above metrics, the Company continues to use the relative TSR modifier for the 2021 PSU grant, which is described in Performance Share Unit Plan Results.

The performance period for PSUs granted in 2021 is from January 1, 2021 to December 31, 2023 and the table below shows the performance factor levels:

Metric	Weighting	Threshold (50%)	Target (100%)	Stretch (200%)

Average annual growth in compensation EPS	75%	2%	6%	10%
Average annual growth in compensation cash flow, pre-working capital	25%	2%	6%	10%

Modifier		<25th percentile (bottom quartile)	75th-25th percentile	>75th percentile (top quartile)

Emera’s TSR vs. S&P/TSX Capped Utilities Index TSR; multiply metric results by stated multiplier		0.75	1.0	1.25

The threshold, target and stretch levels of performance are consistent with those for previous grants, and are calibrated against a combination of the Company’s five-year business plan projections, dividend growth rate, actual and forecasted performance levels of peers, and overall assessment of the expectations of shareholders.

The performance targets for the PSU awards are used for compensation purposes only and are not suitable for any other purpose. There is no assurance that any performance level will be met. The targets may also constitute forward-looking information. Forward-looking statements are based upon a number of assumptions and are subject to a number of known and unknown risks and uncertainties, any of which are beyond Emera’s control, which could cause actual results to differ materially from the performance targets. Please see the cautionary statement in Emera’s 2021 Annual Report respecting risks and assumptions relevant to Emera’s determination of performance targets for compensation purposes.

Restricted Share Unit Plan

The Restricted Share Unit Plan was introduced in 2020 after a market review determined that Emera had a higher weighting of PSUs than most of its peers. The plan is designed to achieve more balance between risk and leverage in Emera’s long-term incentive programs, while remaining consistent with our pay-for-performance philosophy.

An RSU is a notional share unit that is based on the value of an Emera common share – the value of an RSU changes directly in correlation to the value of an Emera share. RSUs also earn dividends similar to Emera shares; when a dividend is paid on Emera’s common shares, each participant is allocated additional RSUs based on the dividend paid on an equivalent number of Emera common shares.

Similar to PSUs, designated senior leaders are awarded RSUs annually based on a pre-determined target of their base salary and the average 50-trading-day Emera common share price immediately preceding the effective grant date (the average is used to smooth out any short-term fluctuations in the share price). Each RSU grant has a three-year performance period.

At the end of the three-year period, RSUs are valued and paid out by multiplying the original number of RSUs granted and all additional notional dividends by the average 50-trading-day closing price for Emera common shares at the end of the three-year period. The calculation is as follows:

RSU	=	Original Grant + Notional	x	Closing Share

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Senior Management Stock Option Plan

The Board of Directors has delegated the administration of the Stock Option Plan to the MRCC. The MRCC is responsible for approving, based on management’s recommendation, which employees of the Company and its affiliates will be eligible to participate in the Stock Option Plan.

Stock options are designed to deliver a percentage of the long-term incentive opportunity for senior management, including the NEOs, and are an important component of competitive executive compensation. Grants are calculated each year based on each executive’s long-term incentive target percentage and base salary and, generally, the grant amount increases with the level of responsibility. The Company considers stock options to be in alignment with long-term shareholder interests and the MRCC continues to review the use of options annually. All NEOs participate in the Stock Option Plan and have received stock options in 2021 as part of their long-term incentive.

The Company has historically valued stock options based on the Black-Scholes valuation methodology. However, the Committee adopted a floor value ratio of 10 per cent in 2015, following a review of market practices on valuation methodologies. If the Black- Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. All other factors being equal, the use of a higher-value ratio leads to fewer options. The exercise price for stock options is the closing price of an Emera common share on the day immediately preceding the effective grant date. Options have a 10-year term and must be exercised before the expiry date and any unexercised options are forfeited upon expiry.

For the 2021 stock option grant, the Black-Scholes valuation resulted in a value ratio ranging from 19.3 per cent to 5.5 per cent. The range was dependent on the number of months over which the volatility calculation was measured, from 12 to 120 months. Because the valuation was below 10 per cent over a 36-month period, the Committee applied the floor value ratio, which led to fewer options being granted than if the floor had not been applied. Accordingly, the value of each option granted in 2021 was $5.11, which was 10 per cent of the closing Emera common share price of $51.12 on February 17, 2021, the day immediately preceding the grant date. The share price of $51.12 is also the exercise price for the 2021 grant. The Committee considers the application of a 10 per cent floor to be a prudent step to maintaining stock options as a part of the Long-term Incentive Program, while reflecting prevailing market conditions.

Stock options vest in 25 per cent increments on the first, second, third and fourth anniversaries of the grant date. Unless a stock option has expired, vested options may be exercised within the 27 months following the option holder’s date of retirement, within six months following the date of termination without cause or the option holder’s death, and within 60 days following the date of termination for cause or resignation. If stock options are not exercised within such time, they expire. However, certain senior executives are entitled to an enhanced retirement vesting provision, which allows unvested stock options to continue to vest and be exercised for two years post-retirement. If a change of control occurs and an executive is terminated for “good reason” as defined in the plan text and in this Circular under Termination and Change of Control Benefits, unvested options held at the time of termination vest immediately and must be exercised by the earlier of either six months from the termination date or the expiry date of the option. Please see Termination and Change of Control Benefits for the NEOs’ entitlements on departure.

The maximum percentage of shares under all security-based compensation arrangements (including the Stock Option Plan and the Employee Common Share Purchase Plan) issuable to insiders of the Company at any time is 10 per cent of the issued and outstanding shares of the Company. The maximum number of shares to be optioned to any one person under the Stock Option Plan is five per cent of the issued and outstanding shares of the Company at the date of the grant of the option. The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, will not exceed 10 per cent of the issued and outstanding shares of the Company.

Under the Stock Option Plan, options may be granted in respect of authorized and unissued common shares of the Company to a maximum of 14.7 million shares, or approximately 5.63 per cent of the total issued and outstanding common shares of the Company as of December 31, 2021.

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There have been 8,501,186 common shares issued under the Stock Option Plan since its inception, which represents approximately 3.26 per cent of the total issued and outstanding common shares of the Company as of December 31, 2021, leaving 6,198,814 common shares reserved for issuance under the Plan, representing 2.37 per cent of the total issued and outstanding common shares as at December 31, 2021. There are 2,590,304 common shares issuable under actual grants of options, which represent approximately 0.99 per cent of the total issued and outstanding common shares of the Company as of December 31, 2021 and, of that amount, 1,137,829 are vested and 1,452,475 are unvested.

The Board of Directors of the Company may amend or discontinue the Stock Option Plan by resolution at any time and may, without shareholder approval, make amendments such as changes to vesting provisions and other minor changes of a housekeeping nature; however, shareholder approval is required for any amendment that:

•

increases the number of common shares reserved for issuance, except an increase made in proportion to an increase in the number of common shares outstanding due to a stock dividend, stock split, amalgamation, reorganization, merger or similar event;

•	extends eligibility to participate to non-employee Directors;

•	permits rights under the Stock Option Plan to be transferred other than for normal estate settlement purposes;

•	permits awards to be granted under the Stock Option Plan in addition to options;

•	increases either of the 10 per cent insider participation limits;

•

reduces the option price of an option except for the purpose of maintaining option value in connection with a change of control or pursuant to the provisions in the Stock Option Plan, which permit equitable adjustments to be made to the option price in connection with a stock dividend, stock split, share reclassification, amalgamation, reorganization, merger or similar event;

•	extends the term of a stock option beyond the original expiry date;

•	permits the expiry of a stock option to be beyond 10 years from its date of grant; or

•	deletes or reduces the range of amendments that require shareholder approval under this paragraph.

The table below summarizes certain ratios regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table.

	2021 (%)	2020 (%)	2019 (%)

Dilution

(number of options outstanding, divided by the weighted average total issued and outstanding common shares for the applicable fiscal year)	1.01	0.92	0.94

Burn rate

(number of options granted in an applicable fiscal year, divided by the total issued and outstanding common shares for the applicable fiscal year)	0.25	0.20	0.27

Overhang

(shares available for issuance, plus options outstanding, divided by the weighted average total issued and outstanding common shares for the applicable fiscal year)	2.41	1.42	1.65

The stock options issued under the Stock Option Plan are non-assignable, though the Plan permits transfers from the estate of a deceased option holder to the ultimate beneficiaries. The option can then be exercised by such beneficiaries.

The Company does not provide financial assistance to participants to facilitate the purchase of shares through the Stock Option Plan.

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Changes to the Long-term Incentive Plans

In 2021, the Company, with the assistance of Mercer, conducted a review of the treatment of long-term incentive awards upon retirement compared to general market practice to ensure alignment and to assist with workforce planning and retention. Considering the challenges and opportunities that have arisen from the COVID-19 pandemic and the unpredictable changes to the labour market, it is becoming increasingly important to ensure our long-term incentive programs remain competitive.

As a result of the review, the Company has made the following changes, which will take effect in 2022, to the Performance Share Unit Plan, the Restricted Share Unit Plan and the Senior Management Stock Option Plan, which further align these plans to market practice and increase their retentive nature:

•

Extended the vesting period of stock options from four years to five years. Starting with the 2022 stock option grant, stock options will vest in even 20 per cent increments over five years, with the first tranche vesting on the first anniversary of the grant date.

•	Redefined the standard definition of “normal retirement” to align with market practice, which will apply to all long-term incentive participants.

•	Introduced an “early retirement” definition, which will assist in attracting and retaining later career talent.

•

Upon normal retirement as defined under the amended plan texts, any unvested PSUs, RSUs and stock options will continue to vest in full and pay out in normal course in accordance with their respective plans, and on the condition the participant agrees to non-compete and non-solicit restrictive covenants, and does not receive severance. Any PSUs that vest post-retirement will continue to be subject to the applicable performance conditions.

•

Upon early retirement as defined under the amended plan texts, any unvested PSUs, RSUs and stock options will be prorated to the date of retirement and PSUs and RSUs will continue to pay out in normal course in accordance with their respective plans, and on the condition that the participant agrees to non-compete and non-solicit restrictive covenants, and does not receive severance. Any PSUs that vest post-retirement will continue to be subject to the applicable performance conditions.

•

In both normal and early retirement scenarios, for the participant to be eligible for continued or prorated vesting, the participant shall not be entitled to any severance amount as part of their departure.

Other Executive Benefits

The Company provides executives with additional benefits in accordance with the compensation program objectives. As part of their compensation and consistent with market practice, executives, including the NEOs, are eligible to receive an annual perquisite allowance, which is paid in equal bi-weekly cash instalments over the course of the year and is reviewed on an annual basis. In 2021, Mr. Balfour received an annual perquisite allowance of $30,000 and the other NEOs received an annual perquisite allowance of $20,000. The annual perquisite allowance is designed to cover additional benefits, such as:

•	monthly car allowance plus mileage, as applicable; and

•	annual wellness/fitness allowance.

These benefits, including company paid parking, are considered taxable benefits and are reported in the Summary Compensation Table for the NEOs.

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Performance Graph

The following performance graph compares Emera’s cumulative total shareholder return or “TSR” (assuming an investment of $100 and reinvestment of dividends) for its common shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index.

Cumulative Total Return on $100 Investment – December 31, 2016 to December 31, 2021

As at December 31	2016 ($)	2017 ($)	2018 ($)	2019 ($)	2020 ($)	2021 ($)

Emera Inc.	100.00	108.31	106.37	142.18	144.10	176.26
S&P/TSX Capped Utilities Total Return	100.00	110.62	102.11	140.40	161.85	180.70
S&P/TSX Composite Total Return	100.00	109.10	99.40	122.14	128.98	161.34
TDC ($ thousands)	11,157	12,869	13,136	13,540	15,608	15,263

Emera’s cumulative TSR for the five-year period from December 31, 2016 to December 31, 2021 was 76 per cent, compared to the 81 per cent return of the S&P/TSX Capped Utilities Index and 61 per cent return of the S&P/TSX Composite Index. Emera’s TSR increased 22 per cent from 2020 to 2021. The above graph also shows total compensation for our NEOs over the past six years, which includes annual base salary, long-term incentive grant value, and annual short-term incentive payouts. As demonstrated, the trend in NEO compensation has been largely aligned with the trend in TSR.

TOTAL SHAREHOLDER RETURN VS. PRESIDENT AND CEO COMPENSATION

As noted in A Letter from the Management Resources and Compensation Committee to Our Shareholders, a fundamental principle of Emera’s compensation philosophy is to align pay with performance, by linking a significant portion of the compensation the Company pays its executives to the achievement of objectives measuring whether shareholders are experiencing strong value for their investment.

Considering this principle, at the end of 2021 the Company undertook its annual analysis of the alignment between the President and CEO’s compensation and the experience of shareholders. The analysis reviewed the compensation of the President and CEO over the past 10 years and compared the results to the shareholder experience, as measured by TSR, over the same periods. The review included both realized pay (which consists of amounts paid out for a particular performance year) and realizable pay (which consists of the value of any outstanding equity-based awards).

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The analysis looked at the shareholders’ experience using 10 different measurement periods, recognizing that shareholders have acquired their shares at different times. Each period had the same end point (December 31, 2021) but started at a different beginning period, from January 1, 2012 to January 1, 2021. The analysis measured the dollar return per $100 of investment over each period as compared to the President and CEO’s economic experience, measured by the dollars realized and realizable per $100 of target compensation awarded over the same periods.

The following lookback table shows the results of the review:

Pay year	Target total direct compensation ($)	(1)(2)	Total realized/ realizable value at Dec. 31, 2021 ($)	(3)	Measurement period	Realized/ realizable value of $100 target pay awarded to CEO ($)	(3)	Value of $100 shareholder investment as of Dec. 31, 2021 ($	) (4)	Difference ($)
2012	2,474,995		4,479,711		Jan. 1, 2012 – Dec. 31, 2021	181		297		116
2013	3,573,704		9,461,470		Jan. 1, 2013 – Dec. 31, 2021	265		272		7
2014	3,587,500		9,037,049		Jan. 1, 2014 – Dec. 31, 2021	252		296		44
2015	3,762,500		5,725,379		Jan. 1, 2015 – Dec. 31, 2021	152		225		72
2016	4,800,000		5,346,117		Jan. 1, 2016 – Dec. 31, 2021	111		193		82
2017	6,000,000		7,076,634		Jan. 1, 2017 – Dec. 31, 2021	118		176		58
2018	4,800,000		10,416,708		Jan. 1, 2018 – Dec. 31, 2021	217		163		-54
2019	5,900,000		9,488,569		Jan. 1, 2019 – Dec. 31, 2021	161		166		5
2020	7,000,000		7,982,154		Jan. 1, 2020 – Dec. 31, 2021	114		124		10
2021	7,700,000		10,637,515		Jan. 1, 2021 – Dec. 31, 2021	138		122		-16
					Average	171		203		32

(1)	The lookback table shows the compensation of the former President and CEO, Chris Huskilson, for 2012 to 2017, and the compensation of the President and CEO, Scott Balfour, for 2018 and 2021.
(2)	Includes salary, short-term incentive at target and the grant value of long-term incentives.
(3)

Factors in salary, short-term incentive payout, PSU payout, value realized from exercised stock options and the market value of any outstanding PSUs, DSUs and in-the-money unexercised stock options as of December 31, 2021.

(4)	Represents the cumulative value of a $100 investment in Emera common shares made on the first day of the period indicated, assuming dividends are reinvested.

The analysis concluded that Emera’s compensation framework provided appropriate alignment between the President and CEO’s compensation and the shareholder experience over the long term. This analysis also assists the Committee in considering various compensation outcomes when considering compensation changes for the President and CEO each year.

In keeping with Emera’s compensation philosophy, a significant component of NEO compensation consists of long-term incentives (PSUs, RSUs and stock options), which are designed to focus executives on the long-term success of the Company. These long-term incentives are directly affected by changes in Emera’s common share price and TSR. This helps create a direct correlation between the shareholder experience and the compensation the Company pays its senior executives.

As described in Performance Share Unit Plan, each PSU grant is subject to the achievement of financial objectives and, at the end of the performance period, a performance factor is applied, which is determined based on the extent to which the Company has met those objectives. The performance factors for the PSU Plan, expressed in terms of a percentage, for the past five years were 150 per cent for the performance period ended in 2016, 101 per cent for the period ended in 2017, 65 per cent for the period ended in 2018, 100 per cent for the period ended in 2019, 112 per cent for the period ended in 2020 and 74 per cent for the period ended in 2021.

The total annual salary, short-term incentive and PSU payouts in 2021 for the five NEOs totalled $12 million, which represents 2.36 per cent of the Company’s net earnings attributable to common shareholders of $510 million. The MRCC is comfortable that the payout totals for 2021 are reasonable based on the Company’s performance and demonstrate that the Company’s compensation programs are aligned with the interests of our shareholders.

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NEO Summary Compensation Table

The table below shows the compensation awarded to the Company’s NEOs for the last three fiscal years.

Name and principal position	Year	Salary ($)	(1)	Share-based awards ($)	(2)	Option- based awards ($)	(3)	Non-equity incentive plan compensation Annual incentive plans ($)	(4)	Pension value ($)	All other compensation ($)	(5)	Total compensation ($)
Scott Balfour	2021	1,098,077		4,124,917		1,375,101		1,288,100		357,000	37,349		8,280,544
President and Chief Executive Officer	2020 2019	1,038,461 1,000,000		3,750,209 2,925,155		1,249,800 974,864		1,420,000 1,142,000		293,000 643,000	36,546 39,422		7,788,016 6,724,441
Greg Blunden	2021	584,519		965,077		321,930		548,028		88,000	27,749		2,535,303
Chief Financial Officer	2020	581,039		755,995		252,000		556,640		97,000	27,398		2,270,072
	2019	547,692		680,587		226,896		439,670		108,000	24,558		2,027,403
Bruce Marchand	2021	534,519		641,872		214,109		438,540		171,000	23,749		2,023,789
Chief Legal and Compliance Officer	2020 2019	529,115 497,692		612,017 543,595		204,000 181,424		434,520 342,600		199,000 258,000	33,738 24,558		2,012,390 1,847,869
Karen Hutt	2021	459,327		552,066		183,960		377,062		49,000	24,469		1,645,884
EVP, Business Development & Strategy	2020 2019	441,096 401,615		366,336 269,998		122,400 90,016		362,100 274,725		39,000 35,000	25,246 24,652		1,356,178 1,096,006
Richard Janega	2021	515,000		482,812		160,965		422,146		26,000	25,349		1,632,272
COO, Elec. Util., Canada & Caribbean	2020 2019	534,058 498,846		482,950 468,650		160,800 156,368		511,910 399,700		565,000 431,000	26,627 26,030		2,281,345 1,980,594

(1)	The figure shown represents the actual base earnings paid each year.
(2)

The figure shown is the value of PSU and RSU grants as of the effective grant date. The grant value of PSUs and RSUs granted in 2021 was based on the average 50-trading-day closing share price up to December 31, 2020 ($54.66). The 50-day share price average is used for PSU and RSU grants to smooth out any short-term fluctuations in share price immediately preceding the grant date. The value of PSUs on payout is subject to the achievement of specific performance objectives over the respective three-year performance period. If those objectives are not met, payouts may be less than the initial value of the grant noted in this column and if performance objectives are exceeded, payouts may be higher than the amount noted in this column.

(3)

The value of each stock option granted to the NEOs in 2021 was determined to be equal to 10 per cent of the February 17, 2021 closing share price of $51.12, or $5.11 per option. The Company has adopted a floor value ratio of 10 per cent; if the Black-Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. The Black-Scholes valuation for 2021 resulted in a value ratio of 19.3 per cent to 5.5 per cent, using an estimated dividend yield of 4.7 per cent, and a risk-free interest rate of 0.70 per cent. The range was dependent on the number of months over which the volatility calculation was measured, from 12 to 120 months, which led to volatility measurements from 35.1 per cent to 17.2 per cent. Because the Black- Scholes valuation was below 10 per cent when calculated over a 36-month period, the floor of 10 per cent was used to value stock options in 2021, which led to fewer options being granted than if the floor had not been applied.

(4)

In 2021, all NEOs participated in the Emera Corporate Scorecard, which had a result of 117.1 per cent. The Short-term Incentive Plan and the 2021 results are described in greater detail in Short-term Incentive Plan. The figures shown reflect amounts earned in the 2021 performance year and paid in 2022. Mr. Balfour, Mr. Blunden and Ms. Hutt elected to receive 50 per cent of their payout in the form of DSUs and Mr. Janega elected to receive 30 per cent of his payout in the form of DSUs.

(5)

All other compensation in 2021 consists of: for Mr. Balfour, a cash perquisite allowance of $30,000 and other taxable benefits; for Mr. Blunden, a cash perquisite allowance of $20,000 and other taxable benefits; for Mr. Marchand, a cash perquisite allowance of $20,000 and other taxable benefits; for Mr. Janega, a cash perquisite allowance of $20,000 and other taxable benefits; and for Ms. Hutt, a cash perquisite allowance of $20,000 and other taxable benefits.

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Outstanding Share-based Awards and Option-based Awards

The following table describes all option-based and share-based awards outstanding as of December 31, 2021 for each NEO:

Option-based awards (1) (stock options)						Share-based awards (performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”))
Name	Number of securities underlying unexercised option (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	(2)	Number of shares or units of shares that have not vested (#)	(3)	Market or payout value of share- based awards that have not vested ($)	(4)	Market or payout value of vested share-based awards that have not been paid out ($)	(5)
Scott Balfour	34,800	32.35	2/11/2024	1,074,276		154,089		9,209,912		6,327,844
	40,400	42.71	2/11/2025	828,604
	52,100	46.19	2/17/2026	887,263
	66,300	45.16	2/14/2027	1,197,378
	175,400	39.93	2/13/2028	4,085,066
	210,100	46.39	2/20/2029	3,535,983
	208,300	60.03	2/19/2030	664,477
	269,100	51.12	2/17/2031	3,256,110
Greg Blunden	9,325	45.16	2/14/2027	168,410		33,620		2,009,441		2,889,717
	23,500	39.93	2/13/2028	547,315
	36,675	46.39	2/20/2029	617,240
	42,000	60.03	2/19/2030	133,980
	63,000	51.12	2/17/2031	762,300
Bruce Marchand	9,090	42.71	2/11/2025	186,436		24,547		1,467,200		2,096,594
	19,500	46.19	2/17/2026	332,085
	32,500	45.16	2/14/2027	586,950
	30,675	39.93	2/13/2028	714,421
	39,100	46.39	2/20/2029	658,053
	34,000	60.03	2/19/2030	108,460
	41,900	51.12	2/17/2031	506,990
Karen Hutt	8,500	46.19	2/17/2026	144,755		17,908		1,070,333		925,012
	11,900	45.16	2/14/2027	214,914
	13,875	39.93	2/13/2028	323,149
	19,400	46.39	2/20/2029	326,502
	20,400	60.03	2/19/2030	65,076
	36,000	51.12	2/17/2031	435,600
Richard Janega	2,700	33.35	2/14/2022	80,649		18,917		1,130,664		3,359,613
	3,800	34.80	2/12/2023	107,996
	17,100	32.35	2/11/2024	527,877
	13,500	42.71	2/11/2025	276,885
	12,500	46.19	2/17/2026	212,875
	14,300	45.16	2/14/2027	258,258
	37,200	39.93	2/13/2028	866,388
	33,700	46.39	2/20/2029	567,171
	26,800	60.03	2/19/2030	85,492
	31,500	51.12	2/17/2031	381,150
(1)	Option-based awards include both vested and unvested options.
(2)	The value of all unexercised option-based awards was calculated using a December 31, 2021 closing share price of $63.22.
(3)	Unvested share-based awards include PSUs, RSUs and any additional PSUs and RSUs from dividend reinvestment relating to such grants as of December 31, 2021.
(4)	The market or payout value of share-based awards was calculated based on an assumed performance factor of 1.0 and the average closing share price for the last 50 trading days of 2021 ($59.77).
(5)	These figures represent only vested DSUs, as PSUs and RSUs are paid out upon vesting, and are based on the average closing share price for the last 50 trading days of 2021 ($59.77).

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Incentive Plan Awards – Value Vested or Earned During the Year

The following table describes all option-based awards, share-based awards and non-equity incentives that vested, or were earned, during 2021 for each NEO:

Name	Option-based awards value vested during 2021 ($)	(1)	Share-based awards (performance share units (“PSUs”) and deferred share units (“DSUs”)) value vested during 2021 ($)	(2)	Non-equity incentive plan compensation - value earned during the year ($)	(3)

Scott Balfour	838,561		3,458,950		1,288,100
Greg Blunden	251,205		804,783		548,028
Bruce Marchand	215,452		642,793		438,540
Karen Hutt	94,263		319,268		377,062
Richard Janega	168,129		554,172		422,146
(1)	Represents the aggregate dollar value that would have been realized if stock options had been exercised on the applicable vesting (eligibility) date in 2021.

(2)	The value of PSUs vested in 2021 is based on the 2019 PSU grant, which had a three-year performance period from January 1, 2019 to December 31, 2021.

The payout is calculated based on the original grant with accumulated dividends, multiplied by the performance factor, multiplied by the average closing share price for the last 50 trading days of 2021 ($59.77). The performance factor for the 2019 PSU grant was based on Emera’s growth in EPS and cash flow over the three-year performance and vesting period. The performance factor result was 74 per cent. More details on the PSU Plan and results can be found in Performance Share Unit Plan.

(3)	This amount represents the 2021 incentive payouts as disclosed in the NEO Summary Compensation Table and includes any amounts that were deferred into DSUs.

Aggregate Option Exercise During 2021 and 2021 Option Values

The following table summarizes the number of common shares, if any, each NEO acquired pursuant to the exercise of stock options in 2021, the aggregate value realized upon exercise, and the number of common shares covered by unexercised options under the Stock Option Plan as at December 31, 2021. The aggregate value realized upon exercise is the difference between the fair market value of the common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at year-end is the difference between the exercise price of the options and the fair market value of the common shares on December 31, 2021, which was $63.22.

			Unexercised options at December 31, 2021		Value of unexercised in-the-money options at December 31, 2021
Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)

Scott Balfour	53,190	1,368,643	482,275	574,225	8,985,431	6,543,726
Greg Blunden	0	0	43,800	130,700	681,309	1,547,936
Bruce Marchand	0	0	109,590	97,175	1,937,893	1,155,502
Karen Hutt	0	0	44,450	65,625	754,622	755,374
Richard Janega	2,900	56,550	115,350	77,750	2,419,290	945,452

Pension Plan Benefits

Emera has adopted a pension governance framework that sets out the structure and processes for overseeing the management and administration of all pension plans sponsored or administered by Emera and its affiliates to ensure that the liabilities associated with such pension plans are being appropriately managed.

The NEOs are members of the Canadian corporate pension plan (“Pension Plan”) and participate on either a defined benefit basis or a defined contribution basis. For 2021, four NEOs participated in the defined benefit component of the Pension Plan and two NEOs participated in the defined contribution component of the Pension Plan.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Defined Benefit

The following table shows years of credited service, estimated pension amounts and changes to accrued obligations from January 1, 2021 to December 31, 2021 for the NEOs who participated in the Pension Plan on a defined benefit basis.

		Annual benefits payable
Name	Number of years credited service (#)	At year-end ($)	(1)	At age 65 ($)	Accrued obligation at the start of the year ($)	Compensatory change ($)	(2)	Non- compensatory change ($) (2)	Accrued obligation at year-end ($)	(3)

Scott Balfour	9.7	260,000		465,000	3,935,000	357,000		257,000	4,549,000
Greg Blunden (4)	1.3	18,000		18,000	573,000	9,000		58,000	640,000
Bruce Marchand	10.0	119,000		125,000	2,086,000	171,000		(29,000)	2,228,000
Rick Janega	32.1	383,000		418,000	8,730,000	26,000		(31,000)	8,725,000

(1)

All NEOs were eligible for an immediate pension at year-end. The amount shown is the accrued pension starting at the NEO’s unreduced retirement date if the NEO terminated employment at December 31, 2021.

(2)	The compensatory and non-compensatory changes are described in more detail below.
(3)

The accrued pension obligation is calculated following the method prescribed under USGAAP (section 715 of the standards of the Financial Accounting Standards Board) and by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and short-term incentive awards.

(4)	Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service under the defined benefit component of the Pension Plan.

The accrued obligation of a pension entitlement is the present value of the expected future annual benefits payable taking into account service accrued to date and the expected salaries used to determine the annual benefit payable at retirement. Each year, the value of the accrued obligation changes as a result of compensatory changes and non-compensatory changes, which are shown in the table above.

Compensatory changes are caused by changes in the annual benefit payable and result primarily from three factors: (1) new accrued service (the employer current service cost); (2) the impact of salary increases greater than expected on past benefits (estimated increases are already built into the accrued benefit obligation); and (3) plan changes impacting, for example, accrued service or when benefits are payable. There were no Pension Plan changes that materially affected the above figures in 2021.

Non-compensatory changes are caused by interest on the accrued obligation and current service cost, employee-required contributions and changes in the assumptions used to calculate the present value of the future annual benefit payment stream. These assumptions include the mortality table, salary scale, retirement assumption and the inflation assumption used for calculating indexing and the discount rate. The non-compensatory changes in 2021 were driven largely by changes in actuarial assumptions as well as interest on the accrued obligation and current service cost. The assumption changes from December 31, 2020 to December 31, 2021 include a change in the discount rate from 2.59 per cent to 3.26 per cent for the Pension Plan, 3.22 per cent for the Supplementary Retirement Plan, and 2.48 per cent for the retirement award, an increase in inflation from 1.50 per cent to 2.00 per cent (which also affects future salary growth expectations), and the addition of a 1.05 size adjustment factor to the mortality assumption. The net effect of the discount rate, the inflation change and the mortality adjustment is to increase obligations.

The defined benefit component of the Pension Plan entitles members to pension benefits based on two per cent of the average of the member’s five highest years of pensionable earnings, multiplied by each year of credited service to a maximum of 35 years credited service. For the NEOs, pensionable earnings include base salary plus up to 50 per cent of their target short-term incentive. Upon a member reaching age 65, pension benefits under the Pension Plan are reduced by an amount approximately equal to the amount payable under the Canada Pension Plan. For members who retire from active service, the pension is payable on an unreduced basis upon the earlier of age 60 or age 55, provided that age and years of service add to at least 85. For members who joined the Pension Plan on or after July 1, 2004, the age 60 unreduced retirement age condition is replaced by age 62 with 15 years of service. A member may also retire on a reduced formula if the member has attained age 55, but does not qualify for an unreduced pension. Spousal benefits are paid on the death of a member at the rate of 60 per cent of regular pension benefits. Pensions are indexed to the consumer price index.

Under the terms of Mr. Balfour’s employment agreement, his average five highest years of pensionable earnings is capped at $1.75 million for purposes of calculating his pension.

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For 2021, members of the defined benefit component of the plan contributed 7.4 per cent of eligible earnings up to the year’s maximum pensionable earnings (“YMPE”) under the Canada Pension Plan, and 9.5 per cent of earnings between the YMPE and the amount on which pension benefits may be earned under a registered pension plan as permitted by the Income Tax Act (Canada).

Due to Canada Revenue Agency limitations on the maximum pension benefit that may be paid under the Pension Plan, a portion of the pension the NEOs earned after January 1, 1992 is provided under the terms of a supplemental employee retirement plan (“Supplementary Retirement Plan”), which is unfunded but secured by a letter of credit deposited in a retirement compensation trust. The Supplementary Retirement Plan is non-contributory and generally mirrors the terms of the Pension Plan, with the exception that benefits earned on service in the SERP after December 31, 2017 are not indexed on retirement. The Company does not grant additional years of credited service to NEOs under the Pension Plan or Supplementary Retirement Plan.

The defined benefit component of the Pension Plan was closed to new non-union employees hired after January 8, 2013 and to new union employees hired after October 31, 2014. The defined benefit component of the Supplementary Retirement Plan was closed to new entrants as of December 31, 2017. Any employees who become eligible to participate in the Supplementary Retirement Plan after December 31, 2017 will participate in the defined contribution component.

The compensatory and non-compensatory change figures for Mr. Blunden and Mr. Janega include the increase in value of a potential retirement award. Certain employees of the Company hired before August 1, 2007 are eligible for a retirement award if they continue working with the Company until their unreduced retirement date. The retirement award is calculated by multiplying the employee’s weekly base salary immediately preceding retirement by the employee’s number of years of service at retirement, to a maximum of 26 weeks of salary, and is payable as a lump sum on retirement. If the employee terminates employment with the Company prior to his or her unreduced retirement date, no retirement award is payable. Mr. Blunden and Mr. Janega will be entitled to the retirement award if they continue working for an Emera company until their respective unreduced retirement date. Mr. Balfour and Mr. Marchand are not eligible for a retirement award.

Defined Contribution

The following table shows the changes to accumulated value from January 1, 2021 to December 31, 2021 for the NEO who participated in the Pension Plan on a defined contribution basis.

Name	Accumulated value at start of year ($)	Compensatory change ($)	(1)	Non-compensatory change ($)	(2)	Accumulated value at end of year ($)

Greg Blunden (3)	1,053,000	79,000		200,000		1,332,000
Karen Hutt (4)	929,000	49,000		93,000		1,071,000

(1)	The compensatory change is the value of Company contributions made based on the defined contribution component of the Pension Plan.
(2)	The non-compensatory change is the value of employee contributions to the Pension Plan, along with investment earnings.
(3)	Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service under the defined benefit component of the Pension Plan.
(4)

The compensatory and non-compensatory change figures for Ms. Hutt include the increase in value of a potential retirement award, as described in the section above this table. Ms. Hutt will be entitled to the retirement award if she continues working for an Emera company until her unreduced retirement date. The accumulated values at the start and end of the year also include this potential retirement award.

Under the defined contribution component of the Pension Plan, the Company contributes a base amount of three per cent of the participant’s eligible earnings into the participant’s account each pay period. Plan participants can also make contributions of up to six per cent of their eligible earnings to the defined contribution component, with the Company matching half of these contributions. Accordingly, the maximum Company contribution to each participant’s defined contribution account, factoring in the base amount and the matching contribution, is six per cent of the participant’s eligible earnings. Canada Revenue Agency limits apply to limit the amount of contributions that can be made under the defined contribution component and, as with the defined benefit component, a portion of the pension an NEO earns in the defined contribution component may be provided under the terms of a Supplementary Retirement Plan.

Mr. Blunden and Ms. Hutt participated in the defined contribution component of the Pension Plan in 2021. They and the Company each contributed six per cent of their base salary into the Pension Plan up to the total amount permitted under the Income Tax Act, which equated to $14,605 each in 2021. In addition, the Company maintains an account for any Company contributions that would be made in the absence of the Income Tax Act limits, through the Supplementary Retirement Plan. For 2021, the additional Company contribution for Mr. Blunden was $64,452 and for Ms. Hutt was $25,909.

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Upon ending active employment with the Company at any age between 55 and 65, plan participants in the defined contribution component of the Pension Plan may start receiving retirement income through the purchase of a life annuity or by converting their account to a life income fund.

The defined contribution component of the Pension Plan is administered on behalf of the Company by a major Canadian insurance company, which acts in accordance with the provisions of the defined contribution component of the Pension Plan, the Income Tax Act and the Nova Scotia Pension Benefits Act.

Deferred Share Unit Plan

The Deferred Share Unit (“DSU”) Plan is another component of Emera’s Long-term Incentive Program for senior leaders. A DSU is a notional share unit that is based on the value of an Emera common share – the value of a DSU changes directly in correlation to an Emera share and earns dividend equivalents in the form of additional DSUs. When a dividend is paid on Emera’s common shares, each participant’s DSU account is allocated additional DSUs based on the dividend paid on an equivalent number of Emera common shares. DSUs are not paid out until such time as the participant is no longer employed by the Company or any of its affiliates. When redeemed, the value of a participant’s DSUs is equivalent to the fair market value of an equal number of common shares of the Company.

The DSU Plan is intended to facilitate achievement of share ownership guidelines (discussed in Executive Share Ownership Requirements) without diluting the shareholder base. Prior to the start of each performance year, each plan participant may elect to defer some or all of the short-term incentive payout associated with that performance year in the form of DSUs. When the short-term incentive is paid to the NEOs, the portion elected is allocated to DSUs rather than paid in cash. Since DSUs are principally an income deferral mechanism, there are no performance metrics attributable to DSUs.

Following a participant’s departure from the Company, on a date selected by the participant not later than December 15 of the next calendar year after departure, the value of the participant’s DSUs is calculated by multiplying the number of DSUs in the participant’s account by the average closing Emera common share price for the 50 trading days preceding the payout date (the 50-day average is used to smooth out any short-term price fluctuations). The after-tax amount is paid to the participant. If a participant is a US taxpayer, payment is made six months following the termination date.

In addition, special DSU awards may be made from time to time by the MRCC to selected executives and senior management to recognize singular achievements or the achievement of certain corporate objectives. The MRCC made no such awards to the NEOs in 2021.

2021 DSU Plan Allocations

The table below identifies how much of the short-term incentive for 2021 that each NEO elected to allocate to DSUs:

Name	Percentage of 2021 annual incentive elected to deferred share units (%)	Dollar amount of 2021 annual incentive elected to deferred share units ($)	(1)

Scott Balfour	50	644,050
Greg Blunden	50	274,014
Bruce Marchand	0	0
Karen Hutt	50	188,531
Richard Janega	30	126,644

(1)	The DSU allocations are rounded to the nearest whole unit, so the value of DSUs may vary slightly from the amount of short-term incentive payout allocated.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Executive Share Ownership Requirements and Anti-Hedging Policy

To align the interests of senior management with the interests of shareholders, the Company established share ownership guidelines in 2003 that require designated executives to meet the required ownership level within five years of becoming subject to the guidelines. Mr. Balfour is required to hold shares equal to at least five times his base salary and all other NEOs are required to hold shares equal to at least three times their respective base salaries.

All NEOs are also subject to a one-year post-retirement hold period, which requires the NEOs to maintain a material financial stake in the Company after retirement by holding at least the minimum ownership level of Emera shares for one year after they retire from the Company. This helps maintain a focus on long-term sustainable value and prevents executives from timing their departure to maximize the cash-out value of their equity stake in the Company.

Share ownership is calculated based on: (1) the number of Emera shares an executive owns; and (2) the number of DSUs and RSUs acquired pursuant to the DSU Plan and RSU Plan, which are both considered share equivalents. PSUs and stock options do not count for purposes of the share ownership guidelines. Executives have five years to reach the required ownership level and are required to allocate at least 25 per cent of their short-term incentive payout into DSUs in the first year, and at least 50 per cent every year following, until they meet their target share ownership. If an executive does not meet their ownership target within the required time, the MRCC has the ability to allocate some or all of the executive’s short-term incentive payout to DSUs until the ownership target is met.

Since the purpose of the share ownership requirements is to strengthen the alignment between the interests of senior management and shareholders, the Company has established a robust policy restricting executives from taking any steps that break or otherwise interfere with that alignment. All executives are subject to the Company’s anti-hedging policy, which prohibits them from hedging, pledging, monetizing, or otherwise reducing or limiting their economic risk with respect to any Emera securities they hold, directly or indirectly, including DSUs, RSUs, PSUs and stock options. These prohibited transactions include short-selling, options, puts and calls, as well as derivatives such as forward contracts, equity swaps, collars and futures, or entering into limited recourse loans secured by securities of Emera.

The share ownership levels for the NEOs are set out below. The values shown are based on the closing price of Emera’s common shares on December 31, 2021 of $63.22. The table does not include the DSUs that will be allocated as part of the 2021 short-term incentive payout, as described in 2021 DSU Plan Allocations.

Name	Required ownership level as a multiple of base salary	Required ownership level ($)	DSUs held (#)	RSUs held (#)	Value of DSUs and RSUs held ($)	Common shares held (#)	Value of common shares held ($)	Total share and share equivalent ownership ($)	Multiple of base salary	(1)	Status of share ownership requirements

Scott Balfour	5.0	5,500,000	105,870	51,365	9,940,364	63,242	3,998,172	13,938,536	12.7		Met

Greg Blunden	3.0	1,755,000	48,347	11,204	3,764,860	1,918	121,267	3,886,127	6.6		Met

Bruce Marchand	3.0	1,605,000	35,078	8,181	2,734,820	3,794	239,828	2,974,648	5.6		Met

Karen Hutt	3.0	1,380,000	15,476	5,967	1,355,614	2,294	145,049	1,500,663	3.3		Met

Richard Janega	3.0	1,545,000	56,209	6,307	3,952,270	15,511	980,625	4,932,895	9.6		Met

(1)	Based on executive’s respective base salary as of December 31, 2021.

All NEOs have met their required ownership levels. Executives who have not yet attained their required ownership levels are required to allocate at least 50 per cent of their short-term incentive payouts to DSUs until they reach the required ownership level.

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Employee Common Share Purchase Plan

Executives are also eligible to participate in the Employee Common Share Purchase Plan, which allows employees of Emera and its affiliates to purchase Emera common shares through regular payroll deductions or lump-sum payments. Participants can contribute up to $20,000 CAD/$15,000 USD per year, and the Company will match 20 per cent on employee contributions up to the contribution limit. The purchase price of the common shares under the Plan is the average of the daily high and low board lot trading price on the TSX for the five trading days prior to the purchase date. At Emera’s option, shares may be purchased instead on the market at prevailing market prices. All common shares purchased under the Plan are immediately vested. Executives participate on the same terms as all other eligible employees.

There are 3,126,617 common shares that remain available for issuance under the Employee Common Share Purchase Plan, which represent approximately 1.20 per cent of the weighted average total issued and outstanding common shares of the Company in 2021.

The table below shows the burn rate ratio for the Employee Common Share Purchase Plan, as defined in the table and measured as a percentage of the weighted average number of shares outstanding for the respective year.

	2021 (%)	2020 (%)	2019 (%)

Burn rate

(number of common shares granted in a fiscal year, divided by the number of shares outstanding)	0.16	0.13	0.07

The Board may, from time to time, without notice and without shareholder approval, amend, modify, change, suspend or terminate the Employee Common Share Purchase Plan as it, in its absolute discretion, determines appropriate; however, shareholder approval shall be required for any amendment, modification or change that:

•

increases the number of common shares reserved for issuance, except an increase made in proportion to an increase in the number of common shares outstanding due to a stock dividend, stock split, amalgamation, reorganization, merger or similar event;

•	extends eligibility to participate to non-employee Directors;

•	permits rights under the Employee Common Share Purchase Plan to be transferred other than for normal estate settlement purposes;

•	permits awards to be granted under the Employee Common Share Purchase Plan in addition to the purchase of common shares using contributions from participants and the Company;

•	increases either of the 10 per cent insider participation limits; or

•	deletes or reduces the range of amendments that require shareholder approval under this paragraph.

The maximum number of shares issuable to insiders of the Company under all security-based compensation arrangements (including the Stock Option Plan and the Plan) at any time is 10 per cent of the issued and outstanding shares of the Company. The maximum number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, will not exceed 10 per cent of the issued and outstanding shares of the Company.

The benefits under the Plan are not assignable, and if a Plan participant ceases to be an employee of an Emera Company, their eligibility to participate in the Plan ceases.

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Termination and Change of Control Benefits

The following table provides the estimated amounts of incremental payments, payables and benefits to which each NEO would be entitled based on differing departure scenarios – resignation, termination for cause, termination without cause, separation from the Company in circumstances of a change of control, and retirement – assuming the triggering event took place on December 31, 2021. Incremental benefits in connection with a change of control are realized only in the event of a termination of employment following a change of control and no incremental benefit is realized solely on a change of control.

Name	Departure scenario	(1)	Cash severance ($)	Short-term incentive ($)	Performance share units (PSUs) ($)	(2)	Restricted share units (RSUs) ($)	(2)	Stock options ($)	(3)	Continuation of benefits (present value) ($)	(4)	Total ($)
Scott Balfour	Resignation		–	–	–		–		–		–		–
	Termination for cause		–	–	–		–		–		–		–
	Termination without cause		2,200,000	2,200,000	–		–		–		5,368		4,405,368
	Control change		2,200,000	2,200,000	6,139,852		3,070,061		6,543,726		5,368		20,159,007
	Retirement		–	–	–		–		–		–		–
Greg Blunden	Resignation		–	–	–		–		–		–		–
	Termination for cause		–	–	–		–		–		–		–
	Termination without cause		877,500	702,000	647,676		323,787		–		4,628		2,555,591
	Control change		877,500	702,000	1,339,751		669,689		1,547,936		4,628		5,141,504
	Retirement		–	–	–		–		–		–		–
Bruce Marchand	Resignation		–	–	–		–		–		–		–
	Termination for cause		–	–	–		–		–		–		–
	Termination without cause		802,500	561,750	488,873		244,395		–		3,745		2,101,263
	Control change		802,500	561,750	978,216		488,983		1,155,565		3,745		3,990,759
	Retirement		–	–	–		–		–		–		–
Karen Hutt	Resignation		–	–	–		–		–		–		–
	Termination for cause		–	–	–		–		–		–		–
	Termination without cause		690,000	483,000	–		–		–		1,858		1,174,858
	Control change		690,000	483,000	713,709		356,624		755,374		1,858		3,000,565
	Retirement		–	–	–		–		–		–		–
Richard Janega	Resignation		–	–	–		–		–		–		–
	Termination for cause		–	–	–		–		–		–		–
	Termination without cause		772,500	540,750	–		–		–		3,745		1,316,995
	Control change		772,500	540,750	753,688		376,976		945,452		3,745		3,393,111
	Retirement		–	–	–		–		–		–		–

(1)	Please see the tables following for a description of the entitlements of each NEO under the various departure scenarios.
(2)	Payouts for PSUs assume a performance factor of 1.0 and both PSUs and RSUs are valued using the average closing share price for the last 50 trading days of 2021 ($59.77).
(3)	Stock options are valued using the closing share price on December 31, 2021 of $63.22.
(4)	Continuation of benefits may reflect amounts for health and dental benefits and insurance benefits, pursuant to the terms of the NEOs’ employment contracts, as applicable.

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The following is a summary of each NEO’s entitlements on departure, based on his or her employment contract or the applicable plans as of December 31, 2021.

Scott Balfour

Resignation	All unvested PSUs, RSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 24 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company and Mr. Balfour’s employment is terminated without cause or Mr. Balfour terminates his employment for “good reason” as defined in his employment agreement and below, within 24 months of the change of control, Mr. Balfour is entitled to receive 24 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of (a) six months from the termination date, and (b) 10 years from the original grant date.

Retirement	Mr. Balfour becomes eligible to retire with an unreduced pension as of April 30, 2027. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest for two years following retirement in accordance with the applicable performance criteria. Unvested stock options continue to be eligible to vest for two years past retirement. All vested stock options must be exercised by the earlier of (a) 27 months from the date of retirement, and (b) 10 years from the original grant date.

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Greg Blunden

Resignation	All unvested PSUs, RSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out assuming a performance factor of 1.0. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Blunden may elect to terminate employment for “good reason”, as defined below, within 24 months of such changes and receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of (a) six months from the termination date, and (b) 10 years from the original grant date.

Retirement	Mr. Blunden becomes eligible to retire with an unreduced pension as of December 31, 2024. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in accordance with the applicable performance criteria and will be paid out on a prorated basis upon vesting. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement, and (b) 10 years from the original grant date.

Bruce Marchand

Resignation	All unvested PSUs, RSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out based on an estimated future value. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Marchand may elect to terminate employment for “good reason”, as defined below, within 24 months of such changes and receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of (a) six months from the termination date, and (b) 10 years from the original grant date.

Retirement	Mr. Marchand becomes eligible to retire with an unreduced pension as of June 30, 2022. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest for two years following retirement in accordance with the applicable performance criteria. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement, and (b) 10 years from the original grant date.

“Good reason” is described as any of the following events occurring without the NEO’s consent:

• the Company materially diminishes the NEO’s position, authority, duties or responsibilities;

• the Company requires the NEO to be based at a location more than 50 km from his or her current work location or to travel to a significantly greater extent; or

• the Company materially reduces the NEO’s annual base salary or his or her target incentive awards.

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Karen Hutt

Resignation	All unvested PSUs, RSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company and Ms. Hutt’s employment is terminated without cause or Ms. Hutt terminates her employment for “good reason” as defined in her employment agreement and below, within 24 months of the change of control, Ms. Hutt is entitled to receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of (a) six months from the termination date, and (b) 10 years from the original grant date.

Retirement	Ms. Hutt participates in the Defined Contribution pension plan and is eligible to retire any time after age 55. Information regarding pension entitlement is contained in Pension Plan Benefits. If eligibility criteria are met based on plan text, PSUs and RSUs will continue to be eligible to vest for two years following retirement in accordance with the applicable performance criteria. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement, and (b) 10 years from the original grant date.

Richard Janega

Resignation	All unvested PSUs, RSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the applicable performance period in normal course and in accordance with the plan texts. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company and Mr. Janega’s employment is terminated without cause or Mr. Janega terminates his employment for “good reason” as defined in his employment agreement and below, within 24 months of the change of control, Mr. Janega is entitled to receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of (a) six months from the termination date, and (b) 10 years from the original grant date.

Retirement	Mr. Janega became eligible to retire with an unreduced pension as of December 31, 2017. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest for two years following retirement in accordance with the applicable performance criteria. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement, and (b) 10 years from the original grant date.

“Good reason” is described as any of the following events occurring without the NEO’s consent:

•	the Company materially diminishes the NEO’s position, authority, duties or responsibilities;
•	the Company requires the NEO to be based at a location more than 50 km from his or her current work location or to travel to a significantly greater extent; or
•	the Company materially reduces the NEO’s annual base salary or his or her target incentive awards.

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Shares Authorized for Issuance Under Equity-based Compensation Plans

The following table shows shares authorized for issuance under the Stock Option Plan and the Employee Common Share Purchase Plan as of December 31, 2021. There are no equity-based compensation plans that were not approved by shareholders.

	(A)	(B)	(C)
Plan category	Number of shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options ($)	Number of shares available for future issuance under equity compensation plans (excluding column (A))
Equity-based compensation plans approved by shareholders
• Senior Management Stock Option Plan	2,590,304	48.48	3,608,510
• Employee Common Share Purchase Plan	N/A	N/A	3,126,617
Total	2,590,304	48.48	6,735,127

Loans to Directors and Officers

No current or former Directors, officers or employees of Emera, or any of its subsidiaries, had any loans with Emera or any of its subsidiaries during the most recently completed financial year, other than routine indebtedness previously outstanding as defined under Canadian securities laws.

Material Transactions

During the most recently completed financial year, insiders of the Company and its affiliates, including Directors, executive officers, proposed Director nominees or their associates or corporations they controlled, did not have any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or will materially affect the Company.

Management Contracts

There are no functions of management that are performed by a person or company other than the Directors, executive officers or other employees of the Company.

Audit Committee Information

For information regarding Emera’s Audit Committee, including its Charter, composition, relevant education and experience of its members, Audit Committee oversight, policies and procedures for the approval of non-audit services and Auditors’ service fees, please refer to Emera’s Annual Information Form, available on SEDAR at www.sedar.com, or by contacting the Corporate Secretary of the Company.

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Appendix A

Emera Incorporated Board of Directors Charter

The fundamental responsibility of the Board of Directors (the “Board”) is to provide stewardship and governance to Emera Incorporated (“Emera”) for the long-term success of the Company by overseeing management of the business.

In addition to the powers set out in Emera’s Articles of Association, the Board shall have the following duties and responsibilities.

STRATEGIC PLANNING

The Board shall provide oversight and guidance on the strategic issues facing Emera.

The Board shall oversee a strategic planning process resulting in a strategic plan that shall be approved on an annual basis and will take into account, among other things, the opportunities and risks of the business.

The Board shall regularly consider Emera’s strategy, evaluate progress made in pursuing that strategy, and consider any adjustments to the strategy that may be required from time to time.

The Board shall review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

The Board shall review and approve all material acquisitions, dispositions, projects, business plans, and budgets.

CULTURE

The Board shall oversee management’s approach to addressing Emera’s Environmental, Social and Governance (“ESG”) impacts, risks and opportunities that are most important to its business performance and to key stakeholders.

The Board shall be comprised of a majority of “independent Directors” as defined from time to time under applicable legislation and the rules of any stock exchange on which Emera’s securities are listed for trading.

The Chair shall be an “independent director” as defined above.

The Board shall review and approve standards for ethical business conduct for employees, officers and Directors of Emera and its subsidiaries and affiliates and a procedure for monitoring compliance with such code throughout the Company.

The Board shall satisfy itself as to the integrity of the Chief Executive Officer and executive officers and management’s creation of an integrity-based culture throughout the Company.

RISK RESPONSIBILITY

The Board shall oversee the implementation by management of appropriate systems to identify, report and manage the principal risks of Emera’s business. The Board will consider Emera’s risk profile and oversee Emera’s risk management by reviewing:

(a)	the regular identification and assessment of the principal risks of Emera;
(b)	the process for ongoing monitoring and reporting of the principal risks of Emera;
(c)	the effectiveness of Emera’s mitigation response to its principal risks; and
(d)	the alignment of risk management with Emera’s risk profile, its strategy, and its organizational objectives, including capital and resources allocation.

The Board shall also review Emera’s annual insurance program and uninsured exposure and Emera’s business continuity and disaster recovery plans.

The Board shall receive regular updates on the status of risk management activities and initiatives.

The Board shall review management’s processes that provide reasonable assurance of compliance with applicable legal and regulatory requirements.

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LEADERSHIP AND SUCCESSION

The Board shall oversee policies and practices to enable the Company to attract, develop and retain the human resources required by the Company to meet its business objectives.

The Board shall appoint executive officers and delegate the necessary authority for the conduct of the business.

The Board shall establish annual performance expectations and corporate goals and objectives for the Chief Executive Officer and monitor progress against those expectations.

The Board shall evaluate the performance, and, following a review of recommendations from the Management Resources and Compensation Committee, approve compensation for executive officers.

The Board shall oversee the succession planning program for the Chief Executive Officer and other key executive positions from time to time.

FINANCIAL

The Board shall oversee the financial reporting and disclosure obligations imposed on the Company by laws, regulations, rules, policies and other applicable requirements.

The Board will review the financial performance of the Company and declare dividends as appropriate.

The Board shall approve for release to the public as necessary the Company’s financial statements, management’s discussion and analysis (“MD&A”) and earnings releases prepared by management and oversee the Company’s compliance with applicable audit, accounting and reporting requirements.

The Board shall review the quality and integrity of Emera’s internal controls and management information systems.

CORPORATE COMMUNICATIONS AND PUBLIC DISCLOSURE

The Board shall review and approve a formal corporate disclosure policy and oversee policies and processes for accurate, timely and appropriate public disclosure.

The Board shall oversee systems for receiving feedback from stakeholders and review such feedback received by the Company.

GOVERNANCE RESPONSIBILITY

The Board is responsible for overseeing the Company’s corporate governance policies and practices and shall maintain a set of corporate governance practices that are specifically appropriate to the Company.

Pursuant to the Articles, the Directors shall appoint one of the Directors as Chair of the Board and such Director shall not be an employee of Emera or any of its affiliates or subsidiaries.

The Board shall establish appropriate structures and procedures to allow the Board to function independently of management and in the interests of the Company and its shareholders.

The Board, in carrying out its mandate, shall appoint committees of the Board and delegate certain functions to those committees, each of which shall have its own written charter. Notwithstanding such delegation, the Board retains its oversight function and ultimate responsibility for these delegated functions.

The Board shall oversee a process for the selection of qualified individuals for Board nomination and shall approve selection criteria for identifying Director candidates, taking into account the competencies and skills the Board as a whole should possess.

The Board shall undertake regular evaluation of the Board, the Chair of the Board, the Board committees and individual Directors.

The Board shall undertake regular evaluation of Directors’ compensation.

The Board shall review this Charter annually to ensure it appropriately reflects the Board’s stewardship responsibilities.

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Emera www.emera.com